Exhibit (a)(1)(A)

Offer to Purchase

All Outstanding Ordinary Shares

of

Playa Hotels & Resorts N.V.

at

$13.50 per share, in cash

by

HI Holdings Playa B.V.

an indirect wholly-owned subsidiary of

Hyatt Hotels Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME, ON APRIL 25, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

HI Holdings Playa B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Buyer”) and an indirect wholly-owned subsidiary of Hyatt Hotels Corporation, a Delaware corporation (“Parent”), is offering to purchase all of the outstanding ordinary shares, par value €0.10 per share (the “Shares”), of Playa Hotels & Resorts N.V., a Dutch public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands (“Playa”), in exchange for an amount in cash equal to $13.50 per share (the “Offer Consideration”), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and in the related Letter of Transmittal (together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”). The Offer Consideration per Share represents a premium of approximately 40% over the reported closing price of the Shares on the Nasdaq Stock Market LLC (“NASDAQ”) on December 20, 2024, the last full trading day before the public announcement of the execution of the exclusivity agreement under which Playa agreed to negotiate exclusively with Parent and Buyer regarding potential strategic transactions, and a premium of approximately 1% over the reported closing price of the Shares on NASDAQ on February 21, 2025, the last full trading day before the commencement of the Offer. If the conditions to the consummation of the Offer are satisfied, Buyer will, after giving the required notice, commence a subsequent offering period (the “Subsequent Offering Period”) on the first business day after the date at which the Offer expires (taking into account any extensions). During the Subsequent Offering Period, Buyer will offer to purchase additional Shares at the Offer Consideration, less any applicable withholding taxes and without interest, for a period of five business days.

The Offer is being made pursuant to the Purchase Agreement, dated as of February 9, 2025, by and among Parent, Buyer and Playa (as it may be amended from time to time, the “Purchase Agreement”). Unless the Offer is earlier terminated, the Offer will expire at 5:00 p.m., New York City time, on April 25, 2025 (the “Expiration Time,” unless the Offer is extended in accordance with the Purchase Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Buyer, will expire).

The Purchase Agreement provides, among other things, that beginning on the final date on which Shares tendered during the Subsequent Offering Period are accepted for payment and paid for, subject to the fulfilment of certain conditions, Parent and Buyer shall be required to effectuate, or cause to be effectuated, and Playa and its subsidiaries shall effectuate, if permissible under applicable law, the following transactions (jointly referred to as the “Back-End Transactions”):

•

prior to the statutory triangular merger (juridische driehoeksfusie) of Playa (as disappearing company) with and into Playa Hotels & Resorts Merger Sub B.V. (as acquiring company) (“New Merger Sub”), with Playa Hotels & Resorts New TopCo B.V. (“New TopCo”) allotting class A shares of New TopCo to Playa’s shareholders (other than Buyer) (“New TopCo A Shares”) and class B shares of New

TopCo to Buyer in accordance with Sections 2:309 et seq. and 2:333a of the Dutch Civil Code as contemplated by and in accordance with the terms of the merger proposal and accompanying explanatory notes filed with the Dutch trade registry (the “Triangular Merger”) becoming effective, Playa shall, in its capacity as sole shareholder of New TopCo, resolve to effectuate the cancellation of all outstanding New TopCo A Shares following the effective time of the Triangular Merger (the “Cancellation”);

•	Playa, New TopCo and New Merger Sub shall execute the notarial deed effecting the Triangular Merger no later than 23:59, local time, on the closing date of the Subsequent Offering Period;

•

promptly after the Triangular Merger becomes effective but prior to the Cancellation becoming effective, Buyer shall grant a loan to New TopCo for an amount in cash made available to New TopCo as immediately available funds equal to the product of (A) the number of New TopCo A Shares that will be issued and outstanding at the effective time of the Cancellation and (B) the Offer Consideration (such product being the amount needed for New TopCo to make the repayment and distribution to the holders of New TopCo A Shares as part of the Cancellation) (the “Loan”);

•

after the granting of the Loan but prior to the effective time of the Cancellation, the management board of New TopCo shall resolve on approving the Cancellation in accordance with applicable law, provided that the management board of New TopCo at such time does not know nor reasonably foresee that following the Cancellation New TopCo cannot continue to pay its due and payable debts; and

•	subject to the foregoing steps having been completed, the Cancellation shall become effective at 0:30, local time on the date that the Triangular Merger becomes effective.

Accordingly, upon completion of the Back-End Transactions, Playa will no longer be a publicly traded company and will cease to exist, and the listing of the Shares on NASDAQ will have been terminated. Playa will file a Form 15 shortly thereafter and the Shares will be deregistered under the Securities Exchange Act of 1934, as amended, resulting in the cessation of Playa’s reporting obligations with respect to the Shares thereunder. Upon completion of the Back-End Transactions, each Playa shareholder that did not tender its Shares prior to the expiration of the Subsequent Offering Period will cease to hold any Shares and will receive an amount in cash equal to (i) the Offer Consideration multiplied by the number of Shares held by such minority shareholder immediately prior to the Back-End Transactions (the “Cancellation Consideration”), (ii) less any applicable withholding taxes, including any Dutch dividend withholding tax (dividendbelasting) due in respect of the Cancellation, and without interest.

The withholding tax applicable to the Cancellation Consideration will include a 15% Dutch dividend withholding tax to the extent the Cancellation Consideration exceeds the average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares immediately prior to the Cancellation becoming effective, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular holder of New TopCo A Shares. According to Playa’s calculations, the average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares is expected to be lower than the Cancellation Consideration. As a result, it is currently expected that Dutch dividend withholding tax is to be withheld in respect of the Cancellation Consideration (except in the event a particular holder of New TopCo A Shares timely demonstrates to New TopCo’s sole satisfaction that such holder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax as described below). Playa will submit a request to the Dutch tax authorities to seek advance tax clearance on the amount of average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares. Unless any holder of New TopCo A Shares prior to the Cancellation demonstrates to New TopCo’s sole satisfaction that such shareholder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax and New TopCo is able to exclude such holder from the tax withholding process, New TopCo will deduct and withhold from the Cancellation Consideration payable to each such holder such amount of Dutch dividend withholding tax it is required to deduct and withhold with respect to the making of such payment under Dutch tax law and shall remit the amount so deducted and withheld to the Dutch tax authorities. In such cases, New TopCo will not apply any reductions of, or exemptions from, Dutch dividend withholding tax at source based on Dutch domestic law, EU law or any treaty for the avoidance of double taxation and any regulations for claiming relief thereunder. All amounts that are so deducted and withheld as required by applicable law shall be treated for all purposes as having been paid to the relevant holder of New TopCo A Shares. Whether or not you are ultimately liable for such tax or entitled to other relief will depend on your personal circumstances, and accordingly, if such tax is not ultimately applicable to you or if you are entitled to other relief, you may be able to recover such amounts or claim other relief therefrom.

The Offer is not subject to a financing condition but is subject to other conditions as described in this Offer to Purchase. See Section 16—“Conditions of the Offer”.

THE PLAYA BOARD RECOMMENDS THAT PLAYA SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

After careful consideration, the Board of Directors of Playa (the “Playa Board”), among other things, has (a) determined that, on the terms and subject to the conditions set forth in the Purchase Agreement, the Purchase Agreement, the Offer and the other transactions contemplated by the Purchase Agreement (including the Back-End Transactions) are in the best interests of Playa and the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders, (b) approved the terms and conditions of the Purchase Agreement, the Offer and the other transactions contemplated by the Purchase Agreement and the execution, delivery and performance of Playa’s obligations under the Purchase Agreement and (c) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement, to support the Offer and the other transactions contemplated by the Purchase Agreement and to recommend acceptance of the Offer by Playa’s shareholders.

Furthermore, the Playa Board recommends that you vote “for” each of the items contemplated by the Purchase Agreement to require a vote of Playa shareholders at the extraordinary general meeting of Playa shareholders (the “EGM”). At the EGM, Playa shareholders will be requested to vote on approval of, subject to certain specified conditions, (a) the appointment of directors designated by Buyer to the Playa Board to replace then-current directors of Playa who are expected to resign from the Playa Board effective as of the settlement of the Offer (“Closing”), (b) the full and final discharge of the current members of the Playa Board in respect of his or her acts of management or supervision, as applicable, up to and including the date of the EGM, effective as of the Closing, (c) entering into the Triangular Merger and approval of the Cancellation, and (d) other matters contemplated by the Purchase Agreement.

The applicable withholding taxes, including Dutch dividend withholding tax (dividendbelasting), and other taxes, if any, imposed on the consideration received by non-tendering holders of New TopCo A Shares in the Back-End Transactions may be different from, and in many cases greater than, the taxes imposed upon such holders had they tendered their Shares pursuant to the Offer or during the Subsequent Offering Period, depending on matters specific to such holder. As set out above, the withholding tax applicable to the Cancellation Consideration will include a 15% Dutch dividend withholding tax to the extent the Cancellation Consideration exceeds the average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares immediately prior to the Cancellation becoming effective, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular holder. According to Playa’s calculations, the average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares is expected to be lower than the Cancellation Consideration. As a result, it is currently expected that Dutch dividend withholding tax is to be withheld in respect of the Cancellation Consideration (except in the event a particular holder of New TopCo A Shares timely demonstrates to New TopCo’s sole satisfaction that such holder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax as described below). Playa will submit a request to the Dutch tax authorities to seek advance tax clearance on the amount of average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares. Unless any holder of New TopCo A Shares prior to the Cancellation demonstrates to New TopCo’s sole satisfaction that such shareholder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax and New TopCo is able to exclude such holder from the tax withholding process, New TopCo will deduct and withhold from the Cancellation Consideration payable to each such holder such amount of Dutch dividend withholding tax it is required to deduct and withhold with respect to the making of such payment under Dutch tax law and shall remit the amount so deducted and withheld to the Dutch tax authorities. In such cases, New TopCo will not apply any reductions of, or exemptions from, Dutch dividend withholding tax at source based on Dutch domestic law, EU law or any treaty for the avoidance of double taxation and any regulations for claiming relief thereunder. All amounts that are so deducted and withheld as required by applicable law shall be treated for all purposes as having been paid to the relevant holder of New TopCo A Shares. Whether or not you are ultimately liable for such tax or entitled to other relief will depend on your personal circumstances, and accordingly, if such tax is not ultimately applicable to you or if you are entitled to other relief, you may be able to recover such amounts or claim other relief therefrom.

A summary of the principal terms of the Offer is provided herein under the heading “Summary Term Sheet”. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

February 24, 2025

IMPORTANT

If you desire to tender all or any portion of your Shares to Buyer pursuant to the Offer, you should either (a) complete and sign the letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”), which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and any other required documents to Computershare Trust Company, N.A. and Computershare Inc. in their capacity as depositary and paying agent for the Offer (together, the “Depositary”), and tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, in each case prior to the Expiration Time, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Buyer pursuant to the Offer.

If you wish to tender Shares and cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”.

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as defined in this Offer to Purchase) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the related Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”) and other materials related to the Offer may also be obtained for free from the Information Agent or at the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase does not constitute a solicitation of proxies, and Buyer is not soliciting proxies in connection with the Offer. Proxies will be solicited by Playa from its shareholders in connection with the EGM, and you should consult and read carefully any proxy statement or other materials provided to you by Playa in connection with the EGM.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of, or upon the accuracy or adequacy of, the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

51 West 52nd Street, 6th Floor

New York, NY 10019

Shareholders, Banks and Brokers

Call Toll Free: (866) 828-4304

Call Non-Toll Free: (210) 664-3693

Email: HyattOffer@georgeson.com

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”), the related Letter of Transmittal (the “Letter of Transmittal”), the related Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”), and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal, Notice of Guaranteed Delivery and other related materials in their entirety. Hyatt Hotels Corporation, a Delaware corporation (“Parent”), and HI Holdings Playa B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and an indirect wholly-owned subsidiary of Parent (“Buyer”), have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Playa Hotels & Resorts N.V., a Dutch public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands (“Playa” or the “Company”), contained herein and elsewhere in this Offer to Purchase has been provided to Parent and Buyer by Playa or has been taken from or is based upon publicly available documents or records of Playa on file with the U.S. Securities and Exchange Commission (“SEC”) or other public sources as of the date hereof. Parent and Buyer have not independently verified the accuracy and completeness of such information.

Securities Sought	All outstanding ordinary shares, par value €0.10 per share, in the capital of Playa (the “Shares”).

Price Offered Per Share	$13.50 in cash (the “Offer Consideration”), less any applicable withholding taxes and without interest.

Scheduled Expiration of Offer	Expiration of the Offer will occur at 5:00 p.m. New York City Time, on April 25, 2025 (the “Expiration Time”), unless the Offer is extended or earlier terminated in accordance with the Purchase Agreement (as defined below) (in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended or terminated by Buyer, will expire); acceptance and payment for Shares is expected to occur within three business days after the Expiration Time.

Offeror	Buyer.

Who is offering to purchase my Shares?

Buyer, which is an indirect wholly-owned subsidiary of Parent, is offering to purchase for the Offer Consideration all of the outstanding Shares. Buyer is a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, through which Parent currently holds its Shares.

See the “Introduction” to this Offer to Purchase and Section 9—“Certain Information Concerning Parent, Buyer and Certain Related Persons”.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us”, “we” and “our” to refer to Buyer and, where appropriate, Parent.

How many Shares are you seeking to purchase in the Offer?

We are offering to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. In this Offer to Purchase, we use the term “Offer” to refer to this offer.

See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer”.

Why are you making the Offer?

We are making the Offer because Parent wants to acquire all outstanding Shares so that Parent will own and control all of Playa’s current businesses. If the Offer is consummated, pursuant to the Purchase Agreement, Parent will cause Buyer to consummate the Back-End Transactions (as defined below) beginning on the final date on which Shares tendered during the Subsequent Offering Period are accepted for payment and paid for (the “Subsequent Closing Date”) (as described below). Upon consummation of the Back-End Transactions, Playa would cease to be a publicly traded company and cease to exist. At that time, we intend to cause Playa to terminate the listing of the Shares on The Nasdaq Stock Market LLC (“NASDAQ”). As a result, Playa and its Shares would cease to be publicly traded (the “Delisting”). In addition, after the Delisting we intend to cause the termination of the registration of the Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as promptly as practicable, and expect to take steps to cause the suspension of all of Playa’s reporting obligations with the SEC.

See Section 13—“Purpose of the Offer; Back-End Transactions; Plans for Playa”.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering $13.50 per Share, payable in cash, as the “Offer Consideration”, less any applicable withholding taxes and without interest. The Offer Consideration per Share represents a premium of approximately 40% over the reported closing price of the Shares on NASDAQ on December 20, 2024, the last full trading day before the public announcement of the execution of the exclusivity agreement, dated December 20, 2024 (as amended or supplemented, the “Exclusivity Agreement”), under which Playa agreed to negotiate exclusively with Parent and Buyer regarding potential strategic transactions, and a premium of approximately 1% over the reported closing price of the Shares on NASDAQ on February 21, 2025, the last full trading day before the commencement of the Offer. If you are the record owner of your Shares and you directly tender your Shares to us through Computershare Trust Company, N.A. and Computershare Inc., the depositary and paying agent in the Offer (the “Depositary”), you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

If you do not tender your Shares in the Offer or during the Subsequent Offering Period, and the Back-End Transactions are consummated, you will receive the same consideration as shareholders that tender their Shares in the Offer (the “Cancellation Consideration”), which, as is the case with the Offer Consideration, will be less any applicable withholding taxes and without interest. No Dutch dividend withholding tax is applicable to amounts paid for Shares tendered in the Offer or during the Subsequent Offering Period. The withholding tax applicable to the Cancellation Consideration will include a 15% Dutch dividend withholding tax to the extent the Cancellation Consideration exceeds the average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares immediately prior to the Cancellation becoming effective, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular holder of New TopCo A

Shares. According to Playa’s calculations, the average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares is expected to be lower than the Cancellation Consideration. As a result, it is currently expected that Dutch dividend withholding tax is to be withheld in respect of the Cancellation Consideration (except in the event a particular holder of New TopCo A Shares timely demonstrates to New TopCo’s sole satisfaction that such holder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax as described below). Playa will submit a request to the Dutch tax authorities to seek advance tax clearance on the amount of average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares. Unless any holder of New TopCo A Shares prior to the Cancellation demonstrates to New TopCo’s sole satisfaction that such shareholder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax and New TopCo is able to exclude such holder from the tax withholding process, New TopCo will deduct and withhold from the Cancellation Consideration payable to each such holder such amount of Dutch dividend withholding tax it is required to deduct and withhold with respect to the making of such payment under Dutch tax law and shall remit the amount so deducted and withheld to the Dutch tax authorities. In such cases, New TopCo will not apply any reductions of, or exemptions from, Dutch dividend withholding tax at source based on Dutch domestic law, EU law or any treaty for the avoidance of double taxation and any regulations for claiming relief thereunder. All amounts that are so deducted and withheld as required by applicable law shall be treated for all purposes as having been paid to the relevant holder of New TopCo A Shares. Whether or not you are ultimately liable for such tax or entitled to other relief will depend on your personal circumstances, and accordingly, if such tax is not ultimately applicable to you or if you are entitled to other relief, you may be able to recover such amounts or claim other relief therefrom. See the “Introduction”, Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares”.

Is there an agreement governing the Offer?

Yes. Parent, Buyer and Playa have entered into a Purchase Agreement, dated as of February 9, 2025 (as it may be amended from time to time, the “Purchase Agreement”). The Purchase Agreement provides, among other things, that beginning on the final date on which Shares tendered during the Subsequent Offering Period are accepted for payment and paid for, subject to the fulfilment of certain conditions, Parent and Buyer shall be required to effectuate, or cause to be effectuated, and Playa and its subsidiaries shall effectuate, if permissible under applicable law, the following transactions (jointly referred to as the “Back-End Transactions”):

•

prior to the statutory triangular merger (juridische driehoeksfusie) of Playa (as disappearing company) with and into Playa Hotels & Resorts Merger Sub B.V. (as acquiring company) (“New Merger Sub”), with Playa Hotels & Resorts New TopCo B.V. (“New TopCo”) allotting class A shares of New TopCo to Playa’s shareholders (other than Buyer) (“New TopCo A Shares”) and class B shares of New TopCo to Buyer in accordance with Sections 2:309 et seq. and 2:333a of the Dutch Civil Code as contemplated by and in accordance with the terms of the merger proposal and accompanying explanatory notes filed with the Dutch trade registry (the “Triangular Merger”) becoming effective, Playa shall, in its capacity as sole shareholder of New TopCo, resolve to effectuate the cancellation of all outstanding New TopCo A Shares following the effective time of the Triangular Merger (the “Cancellation”);

•	Playa, New TopCo and New Merger Sub shall execute the notarial deed effecting the Triangular Merger no later than 23:59, local time, on the closing date of the Subsequent Offering Period;

•

promptly after the Triangular Merger becomes effective but prior to the Cancellation becoming effective, Buyer shall grant a loan to New TopCo for an amount in cash made available to New TopCo as immediately available funds equal to the product of (A) the number of New TopCo A Shares that will be issued and outstanding at the effective time of the Cancellation and (B) the Offer Consideration (such product being the amount needed for New TopCo to make the repayment and distribution to the holders of New TopCo A Shares as part of the Cancellation) (the “Loan”);

•

after the granting of the Loan but prior to the effective time of the Cancellation, the management board of New TopCo shall resolve on approving the Cancellation in accordance with applicable law, provided that the management board of New TopCo at such time does not know nor reasonably foresee that following the Cancellation New TopCo cannot continue to pay its due and payable debts; and

•	subject to the foregoing steps having been completed, the Cancellation shall become effective at 0:30, local time on the date that the Triangular Merger becomes effective.

For additional details, see Section 12—“The Transaction Agreements”, Section 13—“Purpose of the Offer; Back-End Transactions; Plans for Playa” and Section 16—“Conditions of the Offer”.

Will you have the financial resources to make payment?

Yes. We estimate that we will need approximately $2.7 billion to purchase all of the Shares pursuant to the Offer, to complete the Back-End Transactions, to refinance certain existing indebtedness and to make payments in respect of outstanding equity awards pursuant to the Purchase Agreement.

Parent expects to fund the Offer and the Back-End Transactions using a combination of debt financing and cash on hand. Parent has entered into a bridge debt commitment letter, dated February 9, 2025 (as amended and restated, the “Debt Commitment Letter”), with Bank of America, N.A., BofA Securities, Inc., JPMorgan Chase Bank, N.A., Wells Fargo Bank, N.A. and Wells Fargo Securities, LLC. Pursuant to the Debt Commitment Letter, the commitment parties thereto committed to provide to Buyer bridge debt financing in an aggregate principal amount of $2.7 billion to finance the transactions contemplated by the Purchase Agreement, to refinance certain existing indebtedness of Playa and to pay related fees and expenses. The Offer is not conditioned upon Parent’s or Buyer’s ability to finance the purchase of the Shares pursuant to the Offer.

See Section 10—“Source and Amount of Funds”.

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•

we will have sufficient funds available to fund the Offer and to purchase all Shares validly tendered (and not withdrawn) in the Offer and, if we consummate the Offer and the Back-End Transactions, to fund the repayment and distribution following the exchange of the Shares and subsequent cancellation as part of the Back-End Transactions;

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer and the Back-End Transactions are not subject to any financing condition; and

•

if we consummate the Offer and not all outstanding Shares are tendered pursuant to the Offer or during the Subsequent Offering Period, then following the consummation of the Back-End Transactions, all shares held by non-tendering Playa Shareholders in the new holding company that will own shares in Playa’s successor shall be cancelled for the same cash price as was paid in the Offer (i.e., the Cancellation Consideration), less any applicable withholding taxes, including any Dutch dividend withholding tax due in respect of the Cancellation, and Buyer will have sufficient cash on hand to pay the Cancellation Consideration.

See Section 10—“Source and Amount of Funds”.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until the “Expiration Time,” which will be 5:00 p.m. New York City Time on April 25, 2025, unless Buyer has extended the Offer pursuant to and in accordance with the Purchase Agreement (in which event the “Expiration Time” will mean the latest time and date at which the Offer, as so extended, will expire) or the Offer is earlier terminated pursuant to and in accordance with the Purchase Agreement.

The Purchase Agreement provides, among other things, that, subject to the terms and conditions set forth therein, we will (and Parent will cause us to), (a) promptly following the Expiration Time (but in any event within three business days following the Expiration Time), accept for payment (the time of acceptance for payment, the “Acceptance Time”), and (b) promptly following the Expiration Time (but in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) thereafter), pay for all Shares validly tendered pursuant to the Offer and not properly withdrawn as of the Acceptance Time (such time of payment, the “Closing”). See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that these institutions may establish their own earlier deadline for tendering Shares in the Offer. Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit your nominee to tender your Shares by the Expiration Time.

If you cannot deliver everything required to make a valid tender by the scheduled expiration of the Offer, you may still participate in the Offer by using the guaranteed delivery procedures that are described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” prior to the scheduled expiration of the Offer.

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

Can the Offer be extended and under what circumstances?

Yes, the Offer and the Expiration Time can be extended in accordance with the Purchase Agreement. Unless the Purchase Agreement has been terminated in accordance with its terms, the Offer and the Expiration Time can be extended:

•	for the minimum period (if any) required by any applicable rule, regulation, interpretation or position of the SEC, the staff thereof or the NASDAQ applicable to the Offer;

•

on one or more occasions in consecutive periods of 10 business days (or such other duration as Parent, Buyer and Playa may agree) each, with each such period to end at 5:00 p.m., New York City time on the last business day of such period if, at any then-scheduled Expiration Time, any condition to the Offer has not been satisfied or waived, in order to permit satisfaction of such condition; except that:

•

if Buyer determines in good faith, after consultation with outside legal counsel, that at any then-scheduled Expiration Time, any Government Impediment Condition (as defined below) is not reasonably likely to be satisfied within such 10 business day extension period, then Buyer will be permitted to extend the Offer on such occasion for up to 20 business days;

•

if the Minimum Condition (as defined below) remains unsatisfied after the third extension, but all other conditions to the Offer (other than certain other conditions specified in the Purchase Agreement) are then-satisfied or waived, Buyer will not be required to extend the Offer again; and

•	Buyer is not required to extend the Offer beyond the End Date, which is October 9, 2025; or

•	to such other date and time as is mutually agreed by Parent and Playa in writing.

If we extend the Offer, the extension will extend the time that you will have to tender (or withdraw) your Shares.

See Section 1—“Terms of the Offer” for more details on our obligation and ability to extend the Offer and Section 16—“Conditions of the Offer”.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of any extension and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

See Section 1—“Terms of the Offer”.

What are the conditions to the Offer?

The Offer is subject to the conditions set forth and defined in Section 16—“Conditions of the Offer,” including, but not limited to:

•	the Minimum Condition;

•	the Government Impediment Condition;

•	the Material Adverse Effect Condition;

•	the Governance Resolutions Condition; and

•	the Termination Condition.

The Offer is not subject to any financing condition.

See Section 16—“Conditions of the Offer”.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (a) tender your Shares in the Offer by delivering a completed and signed Letter of Transmittal, with any required signature guarantees, and any other documents required by the Letter of Transmittal, to the Depositary or (b) tender your Shares by following the procedure for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, no later than the Expiration Time.

If you hold Shares in “street” name through a broker, dealer, commercial bank, trust company or other nominee, your Shares can be tendered by your broker, dealer, commercial bank, trust company or other nominee through the Depositary. You must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the Expiration Time, you may obtain a limited amount of additional time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice.

Playa shareholders must tender their Shares in accordance with the applicable procedures set forth in this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time prior to the Expiration Time. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless accepted for payment by Buyer pursuant to the Offer, may also be withdrawn at any time after April 25, 2025, which is the 60th day after the date of the commencement of the Offer.

See Section 4—“Withdrawal Rights”.

Will there be a subsequent offering period?

Yes. If the conditions to the consummation of the Offer are satisfied, after the Expiration Time, Buyer will commence a subsequent offering period (the “Subsequent Offering Period”) for a period of five business days to purchase additional Shares. During the Subsequent Offering Period, Buyer will offer to purchase such additional Shares at the Offer Consideration, less any applicable withholding taxes and without interest. The Subsequent Offering Period will commence on the first business day following the Expiration Time.

What is the difference between an extension of the Offer and a Subsequent Offering Period?

The Subsequent Offering Period is not an extension of the Offer. The Subsequent Offering Period occurs after the Expiration Time. No withdrawal rights will apply to Shares tendered during the Subsequent Offering Period, and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment; any Shares tendered during the Subsequent Offering Period will immediately be accepted and promptly paid for.

See Section 1—“Terms of the Offer”.

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares and such broker, dealer, commercial bank, trust company or other nominee must effectively withdraw such Shares at any time at which you have the right to withdraw your Shares. Such broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline to provide instructions for the withdrawal of your Shares. Accordingly, you should contact such broker, commercial bank, trust company or other nominee as soon as possible to determine the times by which you must take action in order to withdraw your Shares. No withdrawal rights will apply to Shares tendered during the Subsequent Offering Period, and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment; any Shares tendered during the Subsequent Offering Period will immediately be accepted and promptly paid for.

See Section 4—“Withdrawal Rights”.

What does the Playa board of directors think of the Offer?

After careful consideration, the board of directors of Playa (the “Playa Board”) has, among other things, (a) determined that, on the terms and subject to the conditions set forth in the Purchase Agreement, the Purchase Agreement, the Offer and the other transactions contemplated by the Purchase Agreements (including the Back-End Transactions) are in the best interests of Playa and the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders, (b) approved the terms and conditions of the Purchase Agreement, the Offer and the other transactions contemplated by the Purchase Agreement and the execution, delivery and performance of Playa’s obligations under the Purchase Agreement, (c) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement, to support the Offer and the other transactions contemplated by the Purchase Agreement and to recommend acceptance of the Offer by Playa’s shareholders and to recommend that Playa’s shareholders vote “FOR” the voting items which have been put on the agenda of the extraordinary general meeting of Playa shareholders (the “EGM”).

See the “Introduction” and Section 11—“Background of the Offer; Past Contacts or Negotiations with Playa”. A more complete description of the reasons for the Playa Board’s approval of the Offer and the Back-End Transactions is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”) filed by Playa with the SEC and to be mailed to all Playa shareholders.

When and how will I be paid for my tendered Shares?

Upon the terms and subject to the satisfaction or waiver of the Offer Conditions (as defined below), we will, promptly following the Expiration Time (and in any event within three business days following the Expiration Time), accept and pay for all of the Shares validly tendered and not validly withdrawn as of the Acceptance Time pursuant to the Offer.

We will pay for Shares that are validly tendered and not validly withdrawn as of the Acceptance Time by depositing the aggregate Offer Consideration with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer (or during the Subsequent Offering Period) will be made only after (a) timely confirmation of a book-entry transfer into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, (b) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Shares validly tendered during the Subsequent Offering Period will be accepted and paid for promptly (i.e., within three business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) of tender thereof).

See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares”.

If the Offer is completed, will Playa continue as a public company?

No. Beginning on the Subsequent Closing Date, we expect to effectuate, or cause to be effectuated, the Back-End Transactions and intend to cause Playa to terminate the listing of the Shares on NASDAQ and cease to exist. As a result, Playa and its Shares would cease to be publicly traded.

See Section 14—“Certain Effects of the Offer”.

If I decide not to tender, how will the Offer affect my Shares and what will happen to Playa?

After the Closing and effectuation of the Back-End Transactions, we intend to cause Playa to terminate the listing of the Shares on NASDAQ. Furthermore, as a result of the Back-End Transactions, the Shares will cease to exist and you will cease to hold any Shares. In addition, after the Delisting following the Closing, we intend to cause Playa to terminate the registration of Shares under the Exchange Act as promptly as practicable and take steps to cause the suspension of its reporting obligations with respect to the Shares with the SEC. As a result, with respect to the Shares, Playa would no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC. Furthermore, the ability of “affiliates” of Playa and persons holding “restricted securities” of Playa to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), may be impaired or eliminated.

The Back-End Transactions will be implemented by means of the Triangular Merger of Playa with and into New Merger Sub, with New Merger Sub surviving the merger. Upon consummation of the Merger, (i) the Playa shareholders who do not tender their Shares pursuant to the Offer (including during the Subsequent Offering Period) (each, a “Minority Shareholder”) will cease to hold any Shares and will receive, in exchange for each such Share, a New TopCo A Share, and (ii) Buyer will cease to hold any Shares and will receive, in exchange for each such Share, a class B share in New TopCo. Promptly thereafter, each New TopCo A Share will be cancelled, and in exchange thereof, each Minority Shareholder will receive an amount in cash, without interest and subject to any required tax withholding, equal to the Offer Consideration multiplied by the number of Shares held by such Minority Shareholder immediately prior to the Back-End Transactions.

The withholding tax applicable to the Cancellation Consideration will include a 15% Dutch dividend withholding tax to the extent the Cancellation Consideration exceeds the average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares immediately prior to the Cancellation becoming effective, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular holder of New TopCo A Shares. According to Playa’s calculations, the average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares is expected to be lower than the Cancellation Consideration. As a result, it is currently expected that Dutch dividend withholding tax is to be withheld in respect of the Cancellation Consideration (except in the event a particular holder of New TopCo A Shares timely demonstrates to New TopCo’s sole satisfaction that such holder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax as described below). Playa will submit a request to the Dutch tax authorities to seek advance tax clearance on the amount of average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares. Unless any holder of New TopCo A Shares prior to the Cancellation demonstrates to New TopCo’s sole satisfaction that such shareholder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax and New TopCo is able to exclude such holder from the tax withholding process, New TopCo will deduct and withhold from the Cancellation Consideration payable to each such holder such amount of Dutch dividend withholding tax it is required to deduct and withhold with respect to the making of such payment under Dutch tax law and shall remit the amount so deducted and withheld to the Dutch tax authorities. In such cases, New TopCo will not apply any reductions of, or exemptions from, Dutch dividend withholding tax at source based on Dutch domestic law, EU law or any treaty for the avoidance of double taxation and any regulations for claiming relief thereunder. All amounts that are so deducted and withheld as required by applicable law shall be treated for all purposes as having been paid to the relevant holder of New TopCo A Shares. Whether or not you are ultimately liable for such tax or entitled to other relief will depend on your personal circumstances, and accordingly, if such tax is not ultimately applicable to you or if you are entitled to other relief, you may be able to recover such amounts or claim other relief therefrom. In addition, if both the Offer and Back-End Transactions are completed, another difference between tendering your Shares and not tendering your Shares pursuant to the Offer or during the Subsequent Offering Period is that holders of Shares tendered in the Offer or during the Subsequent Offering Period will be paid in respect of such Shares sooner than holders of non-tendering Shares are paid in respect of non-tendering Shares in the Back-End Transactions.

The Offer and the Back-End Transactions could be the subject of litigation, and a court could delay the Offer and the Back-End Transactions or prohibit it from occurring on the terms described in this Offer to Purchase.

See the “Introduction” to this Offer to Purchase, Section 6—“Material Dutch Tax Consequences,” Section 12—“The Transaction Agreements,” Section 13—“Purpose of the Offer; Back-End Transactions; Plans for Playa” and Section 14—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On December 20, 2024, the last full trading day before the public announcement of the execution of the Exclusivity Agreement, the closing sale price per Share reported on NASDAQ was $9.61 per Share. On February 21, 2025 the last full trading day before the commencement of the Offer, the reported closing sale price on NASDAQ was $13.31 per Share. The Offer Consideration of $13.50 per Share represents a premium of approximately 40% over the reported closing price of the Shares on NASDAQ on December 20, 2024, and a premium of approximately 1% over the reported closing price of the Shares on NASDAQ on February 21, 2025.

See Section 7—“Price Range of Shares; Dividends”.

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Purchase Agreement provides that from the date of the Purchase Agreement to the Closing, without the prior written consent of Parent, Playa will not declare, set aside or pay or make any dividend or other distribution (whether in cash, shares or property) in respect of any of its equity securities except for dividends or distributions paid by any of Playa’s wholly-owned subsidiaries to Playa or any of its wholly-owned subsidiaries.

Will I have appraisal rights in connection with the Offer?

Playa shareholders are not entitled under Dutch law or otherwise to appraisal or dissenter rights in connection with the Offer (or the Back-End Transactions).

See Section 17—“Certain Legal Matters; Regulatory Approvals”.

What will happen to outstanding Playa Equity Awards in the Offer?

The Purchase Agreement provides for the following treatment of Playa equity awards upon the payment by Buyer for all Shares tendered in the Offer prior to the Expiration Time:

•	Each restricted share issued by Playa that remains subject to one or more vesting conditions (each a “Playa Restricted Share”), and

•	Each restricted stock unit issued by Playa that remains subject to one or more vesting conditions (each, a “Playa RSU” and, together with the Playa Restricted Shares, the “Playa Equity Awards”),

held by any non-executive director of Playa and certain non-continuing employees to be determined by Parent (each a “Terminating Award”) will become fully vested and will be automatically converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying the Offer Consideration by the total number of vested Shares subject to such Terminating Award as of immediately prior to the Closing. Each Terminating Award that vests based on achievement of one or more performance goals will vest at either (i) target performance or (ii) the greater of actual and target performance, in any case, in accordance with the applicable award agreement memorializing such Terminating Award consistent with the relevant provisions applicable in contexts in which the Terminating Award was not assumed, except that any Terminating Award granted in 2024 will vest at the applicable maximum performance level.

Each award of Playa Restricted Shares and each award of Playa RSUs that is unvested (after taking into consideration the accelerated vesting described above) and that remains issued and outstanding as of immediately prior to the Closing (each a “Continuing Award”) will be assumed by Parent and converted into a corresponding award of restricted stock units covering a number of shares of Parent Class A common stock (rounded up to the nearest whole number of shares) equal to the product obtained by multiplying:

•

the total number of unvested Shares subject to the applicable Continuing Awards (with the number of Shares subject to performance-based Continuing Awards based on achievement of one or more performance goals based on either (i) target performance or (ii) the greater of actual and target performance, in each case, in accordance with the applicable award agreement memorializing such Continuing Awards consistent with the relevant provisions applicable in contexts in which the Continuing Award was not assumed) by

•

the quotient of (a) the average closing price per share for Playa ordinary shares, as reported on NASDAQ and by Bloomberg L.P., for the 20 trading days ending on the trading day immediately preceding the date of the Closing, divided by (b) the average closing price per share for Parent Class A common stock, as reported on NYSE and by Bloomberg L.P., for the 20 trading days ending on the trading day immediately preceding the date of the Closing (each resulting award covering Parent Class A common stock, an “Assumed Award”).

Such Assumed Awards will continue to have, and be subject to, the same vesting and other terms and conditions as were applicable to the corresponding Continuing Awards as of immediately prior to the Closing (but excluding any performance criteria), except that if the holder of an Assumed Award is terminated without “cause” or upon termination of employment by the Assumed Award holder for “good reason,” either (i) within 12 months following the Closing for any such Assumed Award holder who is not part of a group of certain identified Playa employees or (ii) within 24 months following the Closing for any such Assumed Award holder who is a part of a group of certain identified Playa employees, in either case, such holder’s Assumed Awards will, upon effectiveness of a release and waiver timely delivered by such holder, immediately vest in full in such Assumed Awards.

See Section 12—“The Transaction Agreements—The Purchase Agreement—Treatment of Playa Equity Awards”.

What are the material U.S. federal income tax consequences of tendering my Shares in the Offer or during the Subsequent Offering Period, or receiving consideration in the Back-End Transactions?

The receipt of cash in exchange for Shares in the Offer, during the Subsequent Offering Period or the Back-End Transactions will be a taxable transaction for U.S. federal income tax purposes. Moreover, the transactions described in this Offer to Purchase may result in adverse consequences to Playa shareholders who do not tender their Shares in the Offer. You should consult your tax advisor to determine the tax consequences (including the application and effect of any U.S. federal, state, local or non-U.S. income or other tax laws) to you of participating in the Offer in light of your particular circumstances.

See Section 5—“Material United States Federal Income Tax Consequences”.

You should also note that Dutch dividend withholding tax (dividendbelasting) may be withheld on payments to U.S. taxpayers in the Back-End Transactions (see the following question and Section 6—“Material Dutch Tax Consequences”).

What are the material Dutch income tax consequences of tendering my Shares in the Offer or during the Subsequent Offering Period, or receiving consideration in the Back-End Transactions?

The receipt of cash in exchange for Shares in the Offer, during the Subsequent Offering Period or the Back-End Transactions may result in a taxable transaction for Dutch tax purposes. You should consult your tax advisor to determine the tax consequences (including the application and effect of any Dutch income or other tax laws) to you of participating in the Offer in light of your particular circumstances.

See Section 6—“Material Dutch Tax Consequences”.

What are the material Dutch dividend withholding tax consequences of the Back-End Transactions?

The withholding tax applicable to the Cancellation Consideration will include a 15% Dutch dividend withholding tax to the extent the Cancellation Consideration exceeds the average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares immediately prior to the Cancellation becoming effective, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular holder of New TopCo A Shares. According to Playa’s calculations, the average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares is expected to be lower than the Cancellation Consideration. As a result, it is currently expected that Dutch dividend withholding tax is to be withheld in respect of the Cancellation Consideration (except in the event a particular holder of New TopCo A Shares timely demonstrates to New TopCo’s sole satisfaction that such holder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax as described below). Playa will submit a request to the Dutch tax authorities to seek advance tax clearance on the amount of average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares. Unless any holder of New TopCo A Shares prior to the Cancellation demonstrates to New TopCo’s sole satisfaction that such shareholder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax and New TopCo is able to exclude such holder from the tax withholding process, New TopCo will deduct and withhold from the Cancellation Consideration payable to each such holder such amount of Dutch dividend withholding tax it is required to deduct and withhold with respect to the making of such payment under Dutch tax law and shall remit the amount so deducted and withheld to the Dutch tax authorities. In such cases, New TopCo will not apply any reductions of, or exemptions from, Dutch dividend withholding tax at source based on Dutch domestic law, EU law or any treaty for the avoidance of double taxation and any regulations for claiming relief thereunder. All amounts that are so deducted and withheld as required by applicable law shall be treated for all purposes as having been paid to the relevant holder of New TopCo A Shares. Whether or not you are ultimately liable for such tax or entitled to other relief will depend on your personal circumstances, and accordingly, if such tax is not ultimately applicable to you or if you are entitled to other relief, you may be able to recover such amounts or claim other relief therefrom. You should consult your tax advisor to determine the tax consequences (including the application and effect of any Dutch tax laws) to you of participating in the Offer in light of your particular circumstances.

See Section 6—“Material Dutch Tax Consequences”.

Whom should I call if I have questions about the Offer?

Georgeson LLC, a wholly-owned subsidiary of Computershare Trust Company, N.A. (“Computershare”), the Depositary, is acting as the Information Agent (the “Information Agent”) for the Offer. Shareholders may call the Information Agent toll free at (866) 828-4304 and banks and brokers may call the Information Agent collect at (210) 664-3693. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Ordinary Shares of Playa Hotels & Resorts N.V.:

Buyer is offering to purchase all of the outstanding Shares in exchange for the Offer Consideration, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal. If the conditions to the consummation of the Offer are satisfied, Buyer will commence the Subsequent Offering Period on the first business day after the time at which the Offer expires (taking into account any extensions). During the Subsequent Offering Period, Buyer will offer to purchase additional Shares at the Offer Consideration, less any applicable withholding taxes and without interest and subject to any required tax withholding, for a period of five business days.

The Offer is being made pursuant to the Purchase Agreement. Unless the Offer is earlier terminated, the Offer will expire at the Expiration Time, unless the Offer is extended in accordance with the Purchase Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Buyer, will expire.

The Purchase Agreement provides, among other things, that beginning on the final date on which Shares tendered during the Subsequent Offering Period are accepted for payment and paid for, subject to the fulfilment of certain conditions, that Parent and Buyer shall be required to effectuate, or cause to be effectuated, and Playa and its subsidiaries shall effectuate, if permissible under applicable law, the Back-End Transactions:

•	prior to the Triangular Merger becoming effective, Playa shall, in its capacity as sole shareholder of New TopCo, resolve to effectuate the Cancellation;

•	Playa, New TopCo and New Merger Sub shall execute the notarial deed effecting the Triangular Merger no later than 23:59, local time, on the closing date of the Subsequent Offering Period;

•	promptly after the Triangular Merger becomes effective but prior to the Cancellation becoming effective, Buyer shall grant the Loan;

•

after the granting of the Loan but prior to the effective time of the Cancellation, the management board of New TopCo shall resolve on approving the Cancellation in accordance with applicable law, provided that the management board of New TopCo at such time does not know nor reasonably foresee that following the Cancellation New TopCo cannot continue to pay its due and payable debts; and

•	subject to the foregoing steps having been completed, the Cancellation shall become effective at 0:30, local time on the date that the Triangular Merger becomes effective.

Accordingly, upon completion of the Back-End Transactions, Playa will no longer be a publicly traded company and will cease to exist, and the listing of the Shares on the NASDAQ will have been terminated. Playa will file a Form 15 shortly thereafter and the Shares will be deregistered under the Exchange Act, resulting in the cessation of Playa reporting obligations with respect to the Shares thereunder. Upon completion, each Minority Shareholder will cease to hold any Shares and will receive the Cancellation Consideration multiplied by the number of Shares held by such Minority Shareholder immediately prior to the Back-End Transactions, less any applicable withholding taxes, including any Dutch dividend withholding tax due in respect of the Cancellation, and without interest.

The withholding tax applicable to the Cancellation Consideration will include a 15% Dutch dividend withholding tax to the extent the Cancellation Consideration exceeds the average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares immediately prior to the Cancellation becoming effective, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular holder of New TopCo A Shares. According to Playa’s calculations, the average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares is expected to be lower than the Cancellation Consideration. As a result, it is currently expected that Dutch dividend withholding tax is to be withheld in respect of the Cancellation Consideration (except in the event a particular holder of New TopCo A Shares timely demonstrates to New TopCo’s sole satisfaction that such holder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax as described below). Playa will submit a request to the Dutch tax authorities to seek advance tax clearance on the amount of average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares. Unless any holder of New TopCo A Shares prior to the Cancellation demonstrates to New TopCo’s sole satisfaction that such shareholder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax and New TopCo is able to exclude such holder from the tax withholding process, New TopCo will deduct and withhold from the Cancellation Consideration payable to each such holder such amount of Dutch dividend withholding tax it is required to deduct and withhold with respect to the making of such payment under Dutch tax law and shall remit the amount so deducted and withheld to the Dutch tax authorities. In such cases, New TopCo will not apply any reductions of, or exemptions from, Dutch dividend withholding tax at source based on Dutch domestic law, EU law or any treaty for the avoidance of double taxation and any regulations for claiming relief thereunder. All amounts that are so deducted and withheld as required by applicable law shall be treated for all purposes as having been paid to the relevant holder of New TopCo A Shares. Whether or not you are ultimately liable for such tax or entitled to other relief will depend on your personal circumstances, and accordingly, if such tax is not ultimately applicable to you or if you are entitled to other relief, you may be able to recover such amounts or claim other relief therefrom.

Buyer may extend the Offer to such other date and time as may be agreed in writing by Playa and Buyer, and will extend the Offer for the minimum period required by applicable law, the SEC or the rules of NASDAQ. Buyer will also extend the Offer on one or more occasions in consecutive periods of up to 10 business days each if, at the then-scheduled Expiration Time, any condition to the Offer has not been satisfied or waived, in order to permit satisfaction of such condition (or up to 20 business days, if the Government Impediment Condition remains unsatisfied and is not reasonably likely to be satisfied within a 10 business day extension period). However, if the Offer has already been extended on three or more occasions and the Minimum Condition has not yet been satisfied, but all other conditions to the Offer (subject to certain specified exceptions) are then-satisfied or waived, Buyer will not be required (but may choose) to extend the Offer again. Buyer is not required to extend the Offer beyond the End Date of October 9, 2025. The Purchase Agreement is more fully described in Section 12—“The Transaction Agreements”.

The Purchase Agreement provides, among other things, that, subject to the terms and conditions set forth therein, we will (and Parent will cause us to), (a) promptly following the Expiration Time (but in any event within three business days following the Expiration Time), accept for payment, and (b) promptly following the Expiration Time (but in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) thereafter), pay for all Shares validly tendered pursuant to the Offer and not properly withdrawn as of the Acceptance Time. See Section 1 — “Terms of the Offer” and Section 3 —“Procedures for Accepting the Offer and Tendering Shares”.

Tendering shareholders who are record owners of their Shares and who tender directly to the Depositary will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Buyer pursuant to the Offer. Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with these institutions as to whether they charge any service fees or commissions.

Consummation of the Offer is subject to certain conditions, (each defined below in Section 16—“Conditions of the Offer”), including:

(i)	the Minimum Condition;

(ii)	the Government Impediment Condition;

(iii)	the Material Adverse Effect Condition;

(iv)	the Governance Resolutions Condition; and

(v)	the Termination Condition.

Neither the consummation of the Offer nor the Back-End Transactions is subject to any financing condition.

See Section 16—“Conditions of the Offer”.

After careful consideration, the Playa Board, among other things, has (a) determined that, on the terms and subject to the conditions set forth in the Purchase Agreement, the Purchase Agreement, the Offer and the other transactions contemplated by the Purchase Agreement (including the Back-End Transactions) are in the best interests of Playa and the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders, (b) approved the terms and conditions of the Purchase Agreement, the Offer and the other transactions contemplated by the Purchase Agreement and the execution, delivery and performance of Playa’s obligations under the Purchase Agreement and (c) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement, to support the Offer and the other transactions contemplated by the Purchase Agreement and to recommend acceptance of the Offer by Playa’s shareholders.

Furthermore, the Playa Board recommends that you vote “for” each of the items contemplated by the Purchase Agreement to require a vote of Playa shareholders at the EGM. At the EGM, Playa shareholders will be requested to vote on approval of, subject to certain specified conditions, (a) the appointment of directors designated by Buyer to the Playa Board to replace then-current directors of Playa who are expected to resign from the Playa Board effective as of the Closing, (b) the full and final discharge of the current members of the Playa Board in respect of his or her acts of management or supervision, as applicable, up to and including the date of the EGM, effective as of Closing, (c) entering into the Triangular Merger and approval of the Cancellation, and (d) other matters contemplated by the Purchase Agreement.

The Offer and the Back-End Transactions could be the subject of litigation, and a court could delay the Offer and the Back-End Transactions or prohibit it from occurring on the terms described in this Offer to Purchase.

For additional details concerning the Back-End Transactions, see Section 13—“Purpose of the Offer; Back-End Transactions; Plans for Playa”.

A more complete description of the Playa Board’s reasons for authorizing and approving the Purchase Agreement and the transactions contemplated by it, including the Offer and the Back-End Transactions, is set forth in the Schedule 14D-9, that will be furnished to shareholders in connection with the Offer. Playa shareholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-headings “—Background of the Offer” and “—Reasons for the Playa Board’s Recommendation”.

Playa has advised Parent that, as of the close of business on February 20, 2025, 128,544,770 Shares were issued and outstanding, including 5,556,572 Playa Restricted Shares (with any such performance-based Playa Restricted Shares reflected at the maximum level of performance), 8,365,235 Shares were reserved and available for issuance pursuant to Playa’s equity plans, 37,716 Shares were subject to issuance upon settlement of outstanding Playa RSUs and 50,829,125 Shares were held in treasury.

Material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer are described in Section 5—“Material United States Federal Income Tax Consequences”. Material Dutch income tax and dividend withholding tax consequences of the sale of Shares pursuant to the Offer and the implementation of the Back-End Transactions are described in Section 6—“Material Dutch Tax Consequences”.

This Offer to Purchase does not constitute a solicitation of proxies, and Buyer is not soliciting proxies in connection with the Offer. Proxies may be solicited by Playa from its shareholders in connection with the EGM, and you should consult and read carefully any shareholders circular or other materials provided to you by Playa in connection with the EGM.

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Time and not validly withdrawn as permitted under Section 4—“Withdrawal Rights”.

The Purchase Agreement provides, among other things, that, subject to the terms and conditions set forth therein, we will (and Parent will cause us to), (a) at or promptly following the Expiration Time (but in any event within three business days following the Expiration Time), accept for payment, and (b) promptly following the Expiration Time (but in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) thereafter), pay for all Shares validly tendered pursuant to the Offer and not properly withdrawn as of the Expiration Time. See Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

The Offer is conditioned upon, among other things, (a) the Purchase Agreement not having been terminated in accordance with its terms and (b) the satisfaction or waiver (to the extent permitted by the Purchase Agreement and applicable law) of the following as of the Expiration Time: (i) the Minimum Condition (as its threshold may be lowered pursuant to the Purchase Agreement); (ii) the Government Impediment Condition; (iii) the Governance Resolutions Condition; and (iv) the Material Adverse Effect Condition.

The Offer is not subject to a financing condition but is subject to other conditions as described in this Offer to Purchase. See Section 16—“Conditions of the Offer”.

Subject to Parent’s rights to terminate the Purchase Agreement in accordance with its terms, Buyer may extend the Offer to such other date and time as may be agreed in writing by Playa and Parent, and Buyer has agreed in the Purchase Agreement that it will extend the Offer:

•	for the minimum period required by applicable law, the SEC or the rules of NASDAQ; and

•

on one or more occasions in consecutive periods of 10 business days each, with such period to end at 5:00 p.m., New York City time on the last business day of such period (or such other duration as Parent, Buyer and Playa may agree) if, at any then-scheduled Expiration Time, any condition to the Offer has not been satisfied or waived, in order to permit satisfaction of such condition; except that:

•

if Buyer determines in good faith, after consultation with outside legal counsel, that at any then-scheduled Expiration Time, the Required Approvals (as defined below) is not reasonably likely to be satisfied within such 10 business day extension period, then Buyer will be permitted to extend the Offer on such occasion for up to 20 business days;

•

if the Minimum Condition (as defined below) is then-unsatisfied, but all other conditions to the Offer (other than certain other conditions specified in the Purchase Agreement) are then-satisfied or waived, Buyer will not be required to extend the Offer for more than three occasions in consecutive periods of 10 business days each (or such other duration as Parent, Buyer, and Playa may agree); and

•	Buyer is not required to extend the Offer beyond the End Date, which is October 9, 2025.

If Buyer extends the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

Subject to the applicable rules and regulations of the SEC, Buyer expressly reserves the right at any time prior to the Expiration Time to waive, in whole or in part, any condition to the Offer and to make any change in the terms of or conditions to the Offer. However, Buyer will not, and Parent will cause Buyer not to (without the prior written consent of Playa): (a) waive or change the Minimum Condition (except to the extent contemplated under the Purchase Agreement); (b) decrease the Offer Consideration; (c) change the form of consideration to be paid in the Offer; (d) decrease the maximum number of Shares sought in the Offer; (e) extend or otherwise change the Expiration Time (except as provided in the Purchase Agreement); or (f) impose additional conditions to the Offer or otherwise amend, modify, or supplement any of the conditions to the Offer or terms of the Offer in a manner adverse to Playa shareholders.

Any extension of the Offer will be followed by a public announcement of the extension no later than 9:00 a.m. New York City time, on the next business day after the day on which the Offer was otherwise scheduled to expire, which notice shall also include the approximate number of Shares validly tendered and not properly withdrawn as of such date. Without limiting the manner in which Buyer may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making an appropriate filing with the SEC.

If Buyer extends the Offer, is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment for Shares) for Shares, or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer and the Purchase Agreement, the Depositary may retain tendered Shares on Buyer’s behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Offer to Purchase under Section 4—“Withdrawal Rights”. However, Buyer’s ability to delay the payment for Shares that it has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires Buyer to promptly pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

If, subject to the terms of the Purchase Agreement, Buyer makes a material change in the terms of the Offer or the information concerning the Offer, or if Buyer waives a material condition of the Offer, Buyer will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c), and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. Buyer understands that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent, or given to shareholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to shareholders and investor response.

If, on or before the Expiration Time, Buyer increases the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

Following the Expiration Time, subject to satisfaction of the conditions to Closing, Buyer intends to provide for a Subsequent Offering Period of five business days in accordance with Rule 14d-11 under the Exchange Act and in accordance with the Purchase Agreement. For purposes of the Offer, a “business day” means a day, other than Saturday, Sunday, or any other day on which commercial banks in Amsterdam, the Netherlands, or New York, New York, United States, are authorized or required by applicable law to close. The Subsequent Offering Period is not an extension of the Offer. During the Subsequent Offering Period, shareholders may tender Shares not previously tendered pursuant to the Offer. Buyer will announce additional details with respect to the Subsequent Offering Period (including any extension thereof) in accordance with applicable rules, regulations and interpretations of the SEC. In particular, Buyer will announce the results of the tender offer, including the approximate number and percentage of securities deposited to date, no later than 9:00 a.m. New York City time, on the next business day after the day on which the Offer was otherwise scheduled to expire and immediately begin the Subsequent Offering Period. There will be no withdrawal rights during the Subsequent Offering Period; any Shares tendered will immediately be accepted by Buyer and promptly paid for. Any Shares tendered during the Subsequent Offering Period will be acquired by Buyer at the Offer Consideration, in cash, less any applicable withholding taxes and without interest. Under no circumstance will interest be paid on the Offer Consideration paid pursuant to the Offer, regardless of any extension of the Offer, the Subsequent Offering Period, or any delay in making payment for Shares.

Beginning on the Subsequent Closing Date, Parent or Buyer will effectuate or cause to be effectuated the Back-End Transactions. The Back-End Transactions will utilize processes available to Buyer under Dutch law to ensure that (a) Buyer becomes the owner of all of Playa’s business operations from and after the consummation of the Back-End Transactions and (b) any Playa shareholders who do not tender their Shares pursuant to the Offer or during the Subsequent Offering Period will receive the same consideration for their Shares as those shareholders who tendered their Shares pursuant to the Offer or during the Subsequent Offering Period (i.e., the Cancellation Consideration), less any applicable withholding taxes, including any Dutch dividend withholding tax due in respect of the Cancellation, and without interest. No Dutch dividend withholding tax is applicable to amounts paid for Shares tendered in the Offer or during the Subsequent Offering Period. As a result of the Back-End Transactions, all assets and liabilities held by Playa will be indirectly held by Buyer. The withholding tax applicable to the Cancellation Consideration will include a 15% Dutch dividend withholding tax to the extent the Cancellation Consideration exceeds the average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares immediately prior to the Cancellation becoming effective, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular holder of New TopCo A Shares. According to Playa’s calculations, the average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares is expected to be lower than the Cancellation Consideration. As a result, it is currently expected that Dutch dividend withholding tax is to be withheld in respect of the Cancellation Consideration (except in the event a particular holder of New TopCo A Shares timely demonstrates to New TopCo’s sole satisfaction that such holder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax as described below). Playa will submit a request to the Dutch tax authorities to seek advance tax clearance on the amount of average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares. Unless any holder of New TopCo A Shares prior to the Cancellation demonstrates to New TopCo’s sole satisfaction that such shareholder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax and New TopCo is able to exclude such holder from the tax withholding process, New TopCo will deduct and withhold from the Cancellation Consideration payable to each such holder such amount of Dutch dividend withholding tax it is required to deduct and withhold with respect to the making of such payment under Dutch tax law and shall remit the amount so deducted and withheld to the Dutch tax authorities. In such cases, New TopCo will not apply any reductions of, or exemptions from, Dutch dividend withholding tax at source based on Dutch domestic law, EU law or any treaty for the avoidance of double taxation and any regulations for claiming relief thereunder. All amounts that are so deducted and withheld as required by applicable law shall be treated for all purposes as having been paid to the relevant holder of New TopCo A Shares. Whether or not you are ultimately liable for such tax or entitled to other relief will depend on your personal circumstances, and accordingly, if such tax is not ultimately applicable to you or if you are entitled to other relief, you may be able to recover such amounts or claim other relief therefrom.

Buyer expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Purchase Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Time, any of the conditions to the Offer have not been satisfied. See Section 16—“Conditions of the Offer”. Under certain circumstances, Parent may terminate the Purchase Agreement and the Offer. Without limiting the generality of the foregoing, if the Purchase Agreement is validly terminated pursuant to its terms, Buyer will (and Parent shall cause Buyer to) promptly (and in any event within 24 hours following such termination) terminate the Offer and not acquire any Shares pursuant to the Offer.

Playa has provided Parent and Buyer with the Playa shareholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal, and other related materials to

Playa shareholders. This Offer to Purchase and the Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Playa shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies, and other nominees whose names, or the names of whose nominees, appear on the Playa shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the satisfaction or waiver (to the extent waivable by Parent or Buyer) of the Offer Conditions set forth in Section 16—“Conditions of the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Buyer will, and Parent will cause Buyer to, promptly following the Expiration Time, accept for payment and, promptly following the Expiration Time, pay for all of the Shares validly tendered and not validly withdrawn pursuant to the Offer. Subject to compliance with Rule 14e-1(c) and Rule 14d-11(e) under the Exchange Act, as applicable, and with the Purchase Agreement, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Section 1—“Terms of the Offer”.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) if you are a record holder and you hold Shares in book-entry form on the books of Playa’s transfer agent, (i) the Letter of Transmittal, properly completed and duly executed and (ii) any other documents required by the Letter of Transmittal or (b) if your Shares are held in “street” name and are being tendered by book-entry transfer into an account maintained by the Depositary at The Depository Trust Company (“DTC”), (i) timely confirmation of a book-entry transfer of such Shares (“Book-Entry Confirmations”) into the Depositary’s account at the DTC pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or an Agent’s Message (as defined below) in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when the Letter of Transmittal, or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Consideration for any Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Buyer may enforce such agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing an Agent’s Message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, Buyer will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Buyer gives oral or written notice to the Depositary of Buyer’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms set forth in the Purchase Agreement and subject to the Offer Conditions, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Consideration for such Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Buyer and transmitting payments to tendering shareholders whose Shares have been accepted for payment. If Buyer extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Buyer’s rights under the Offer and the Purchase Agreement, the Depositary may, nevertheless, on behalf of Buyer, retain tendered Shares, and such Shares may only be withdrawn to the extent that tendering shareholders are entitled to withdrawal rights as described below under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a shareholder to validly tender Shares pursuant to the Offer, Playa shareholders must following these procedures:

•

If you are a record holder and you hold Shares in book-entry form on the books of Playa’s transfer agent, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal prior to the Expiration Time (unless the tender is made during any Subsequent Offering Period, in which case the required documents must be received prior to the expiration of the Subsequent Offering Period): (a) the Letter of Transmittal, properly completed and duly executed and (b) any other documents required by the Letter of Transmittal.

•

If your Shares are held in “street” name and are being tendered by book-entry transfer into an account maintained by the Depositary at DTC, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal prior to the Expiration Time (unless the tender is made during any Subsequent Offering Period, in which case the required documents must be received prior to the expiration of the Subsequent Offering Period): (a) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message (as defined under Section 2—“Acceptance for Payment and Payment for Shares”); (b) a Book-Entry Confirmation (as defined under Section 2—“Acceptance for Payment and Payment for Shares”); and (c) any other documents required by the Letter of Transmittal.

•

If you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary prior to the Expiration Time, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the Notice of Guaranteed Delivery prior to the Expiration Time and must then receive the missing items within one (1) trading day after the date of execution of such Notice of Guaranteed Delivery. Please contact the Information Agent for assistance.

•

If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

Book-Entry Transfer. The Depositary will establish an account with respect to Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for the transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering shareholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery”. Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:

•

the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of Shares) of Shares tendered therewith, unless the registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•

Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution”, as that term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively, “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer but such shareholder cannot deliver the required documents to the Depositary prior to the Expiration Time, or such shareholder cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Time, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Buyer, is received prior to the Expiration Time by the Depositary as provided below; and

•

the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal within one (1) trading day after the date of execution of such Notice of Guaranteed Delivery: (a) a properly completed and duly executed Letter of Transmittal (or, alternatively an Agent’s Message in the case of tendering Shares held in “street” name by book-entry transfer), (b) a Book-Entry Confirmation with respect to all tendered Shares (in the case of tendering Shares held in “street” name by book-entry transfer) and (c) all other documents required by the Letter of Transmittal, if any.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (a) Book-Entry Confirmation pursuant to the procedures set forth in this Section 3, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and (c) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering shareholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

The method of delivery of the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and the risk of the tendering shareholder and the delivery will be deemed made, and the risk of loss of documents will pass, only when actually received by the Depositary (including, in the case of book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that the shareholder has the full power and authority to tender and assign Shares tendered, as specified in the Letter of Transmittal or the Book-Entry Confirmation, as applicable, and that when accepted for payment, we will acquire good, marketable and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Buyer’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Buyer upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Buyer, in its sole discretion, which determination will be final and binding, subject to the rights of tendering holders of Shares to challenge such determination in a court of competent jurisdiction. Buyer reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Buyer, be unlawful. Buyer also reserves the absolute right to waive any defect or irregularity in the tender of any Shares by any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Buyer. None of Parent, Buyer, Playa, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Appointment as Proxy. By executing the Letter of Transmittal, the tendering shareholder will irrevocably appoint designees of Buyer as the shareholder’s proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the shareholder’s rights with respect to Shares tendered by the shareholder and accepted for payment by Buyer and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. The appointment will be effective when, and only to the extent that, Buyer accepts for payment Shares tendered by the shareholder as provided herein. Upon appointment:

•	all such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares;

•	all prior powers of attorney, proxies and consents given by the shareholder with respect to such Shares or other securities or rights will, without further action, be revoked;

•	no subsequent powers of attorney, proxies, consents or revocations may be given by the shareholder (and, if given, will not be deemed effective); and

•

the designees of Buyer will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Playa’s shareholders, actions by written consent in lieu of a shareholder meeting or otherwise, as they in their sole discretion deem proper.

Buyer reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Buyer’s acceptance for payment of such Shares, Buyer must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of shareholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Playa’s shareholders.

Equity Awards. The Offer is being made only for Shares and not for outstanding Playa Equity Awards. Holders of outstanding Playa Equity Awards may not participate in the Offer with respect to such awards.

Information Reporting and Backup Withholding. Payments made to shareholders of Playa for Shares tendered in the Offer or during the Subsequent Offering Period, or for New TopCo A Shares cancelled in the Back-End Transactions generally will be subject to (i) information reporting and (ii) may be subject to backup withholding of U.S. federal income tax (currently at a rate of 24%). To avoid backup withholding, any shareholder that is a U.S. person that does not otherwise establish an exemption from U.S. federal backup withholding must provide such shareholder’s correct taxpayer identification number and certain other information on a properly completed and duly executed Internal Revenue Service (“IRS”) Form W-9, a copy of which shall be included in the Letter of Transmittal. Any shareholder that is not a U.S. person should submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to such shareholder’s exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. Shareholders that are not U.S. persons should consult their own tax advisors to determine which IRS Form W-8 is appropriate. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund from the IRS or a credit against a shareholder’s U.S. federal income tax liability, if any; provided the required information is timely furnished to the IRS. See Section 5—“Material United States Federal Income Tax Consequences”.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders are irrevocable, except that if we have not accepted your Shares for payment within 60 days after commencement of the Offer, you may withdraw them at any time after April 25, 2025, the 60th day after commencement of the Offer, until Buyer accepts your Shares for payment.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. The notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedure for book entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

If Buyer extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Buyer’s rights under the Offer, the Depositary may, nevertheless, on behalf of Buyer, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of Shares may not be rescinded. Any Shares withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re tendered following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

No withdrawal rights will apply to Shares tendered during the Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer”.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Buyer, in its sole discretion, whose determination will be final and binding. None of Parent, Buyer, Playa, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material United States Federal Income Tax Consequences.

The following is a summary of U.S. federal income tax consequences of the Offer, the Subsequent Offering Period and the Back-End Transactions to U.S. Holders (as defined below) of Playa whose Shares are tendered and accepted for payment pursuant to the Offer or during the Subsequent Offering Period, or whose Shares are not tendered but who receive cash in the Back-End Transactions. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed, and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. Any such changes could affect the accuracy of the statements and conclusions set forth in this discussion. Buyer has not sought, and does not currently intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The following summary assumes that each of the Offer, the Subsequent Offering Period and the Back-End Transactions will be consummated as described in this Offer to Purchase and summary applies only to U.S. Holders who hold their Shares as capital assets within the meaning of Section 1221 of the Code. The summary does not constitute tax advice and is not a complete description of all of the tax consequences of the Offer, the Subsequent Offering Period or the Back-End Transactions and in particular, does not address many of the tax considerations that may be relevant to a holder in light of his, her or its particular circumstances or that may be applicable to shareholders that may be subject to special tax rules, including, without limitation:

•	non-U.S. taxpayers;

•	small business investment companies;

•	banks, certain financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	persons that mark their securities to market;

•	cooperatives;

•	tax-exempt entities or governmental organizations;

•	retirement plans and other tax-deferred accounts;

•	certain former citizens or long-term residents of the United States;

•	persons that received Shares as compensation for the performance of services;

•	persons that hold Shares as part of a “hedging,” “integrated,” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	S corporations, partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that hold Shares through such an entity;

•	persons whose functional currency is not the U.S. dollar; persons that own directly, indirectly, or through attribution 10% or more of the voting power or value of the outstanding Shares;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to their Shares being taking into account in a financial statement;

•	persons holding Shares in connection with a trade or business conducted outside the United States;

•	controlled foreign corporations (“CFCs”) within the meaning of Section 957 of the Code; or

•	passive foreign investment companies within the meaning of Section 1297 of the Code (“PFICs”).

Moreover, this summary does not address the U.S. federal estate, gift, unearned income Medicare contribution, alternative minimum tax, and any other applicable non-income tax laws, or any applicable state, local or non-U.S. tax laws.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is or is classified as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, or of any state or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all of the trust’s substantial decisions or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion does not address any tax consequences to persons who are not U.S. Holders.

If a partnership, or any other entity or arrangement classified as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of a person treated as a partner in such partnership will generally depend upon the status of the partner and the partnership’s activities. Accordingly, partnerships or other entities classified as partnerships for U.S. federal income tax purposes that hold Shares, and persons treated as partners in such entities, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer, the Subsequent Offering Period and the Back-End Transactions.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE OFFER, THE SUBSEQUENT OFFERING PERIOD AND THE BACK-END TRANSACTIONS, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, AND FOREIGN INCOME, AND OTHER TAX LAWS IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

The Receipt of Cash in Exchange for Shares Pursuant to the Offer or during the Subsequent Offering Period.

The exchange of Shares by U.S. Holders for cash pursuant to the Offer or during the Subsequent Offering Period will be a taxable transaction for U.S. federal income tax purposes. In general, subject to the passive foreign investment company (“PFIC”) discussion below, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or during the Subsequent Offering Period will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction, if any, of any withholding tax) in exchange for Shares pursuant to the Offer or during the Subsequent Offering Period and the U.S. Holder’s adjusted tax basis in such Shares. Any such gain or loss will be long-term capital gain or loss if a U.S. Holder’s holding period for such Shares is more than one year. Long-term capital gain recognized by certain non-corporate U.S. Holders, including individuals, is generally subject to U.S. federal income tax at preferential rates. The deductibility of a capital loss recognized pursuant to the Offer or during the Subsequent Offering Period is subject to certain limitations. If a U.S. Holder acquired different blocks of Shares at different times or different prices, such U.S. Holder must calculate its gain or loss separately with respect to each block of Shares.

Playa believes that it is not and has not been a PFIC for U.S. federal income tax purposes since the Shares began trading on NASDAQ in March 2017. In general, the test for determining whether Playa is or has been a PFIC is applied annually and is based upon the composition of Playa’s and certain of its affiliates’ income and assets for such taxable year. If Playa were a PFIC in the current taxable year or in any prior taxable year in which the tendering U.S. Holder has held the Shares, then such U.S. Holder generally would be subject to adverse U.S. federal income tax consequences with respect to gain recognized on any sale or exchange of such Shares, including an exchange of such Shares pursuant to the Offer or during the Subsequent Offering Period, unless such U.S. Holder has in effect certain elections, such as the mark-to-market election. U.S. Holders should consult their own tax advisors concerning whether Playa is or has been a PFIC for any given taxable year during which such U.S. Holder has owned Shares and the tax consequences of tendering Shares pursuant to the Offer or during the Subsequent Offering Period.

Receipt of Cash in Exchange for Shares Pursuant to the Back-End Transactions.

The receipt of cash by a U.S. Holder for New TopCo A Shares cancelled in the Back-End Transactions is generally expected to result in the same U.S. federal income tax consequences to U.S. Holders as described above. While no Dutch dividend withholding tax (dividendbelasting) is applicable to amounts paid for Shares tendered in the Offer or during the Subsequent Offering Period, U.S. Holders generally will be subject to Dutch dividend withholding tax if their New TopCo A Shares are exchanged and cancelled in the Back-End Transactions, as further described in Section 6—“Material Dutch Tax Consequences”.

Such Dutch withholding tax may give rise to a U.S. foreign tax credit that could be applied, subject to limitations, to U.S. tax on foreign source income. Absent certain circumstances, gain recognized as a result of the receipt of cash in the Back-End Transactions will generally be treated as U.S. source gain and not subject to offset by foreign tax credits.

Alternatively, a U.S. Holder may take a deduction for any Dutch withholding tax imposed if the U.S. Holder does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year. The calculation of deductions and U.S. foreign tax credits involves the application of complex rules and limitations may apply. Each U.S. Holder should consult its own tax advisor concerning the tax consequences of exchanging Shares and receiving cash pursuant to the Back-End Transactions.

Controlled Foreign Corporation Matters.

The acquisition of Shares by Buyer in the Offer is expected to result in Playa becoming a CFC. Moreover, Buyer or its Affiliates may make an election under Section 338(g) of the Code with respect to the transactions described in this Offer to Purchase. U.S. Holders who own, directly, indirectly or constructively, 10% or more of the total combined voting power or the total value of the stock of Playa should consult with their tax advisors regarding the tax consequences of Playa becoming a CFC or the making of such an election, as well as any alternatives for mitigating any adverse tax consequences to such U.S. Holders potentially resulting therefrom.

Information Reporting and Backup Withholding.

A U.S. Holder who exchanges Shares pursuant to the Offer, the Subsequent Offering Period or the Back-End Transactions is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

The U.S. federal income tax consequences set forth above are not intended to constitute a complete description of all tax consequences relating to the Offer, the Subsequent Offering Period or the Back-End Transactions. Because individual circumstances may differ, each Playa shareholder is urged to consult its tax advisor regarding the applicability of the rules discussed above to the Playa shareholder and the particular tax effects to the Playa shareholder of the Offer, the Subsequent Offering Period and Back-End Transactions in light of such Playa shareholder’s particular circumstances, the application of state, local, non-U.S. and other tax laws, as well the matters described above in “—Controlled Foreign Corporation Matters”.

6.	Material Dutch Tax Consequences.

This summary solely addresses certain material Dutch tax consequences of the Offer, the Subsequent Offering Period and the Back-End Transactions for the holders of Shares and does not purport to describe every aspect of taxation that may be relevant to a particular holder. This summary does not describe any Dutch tax consequences arising from the Dutch Minimum Tax Act 2024 (the Dutch implementation of Council Directive (EU) 2022/2523 of 14 December 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the EU) which may be relevant for a particular holder. Tax matters are complex, and the tax consequences of the Offer, the Subsequent Offering Period and the Back-End Transactions to a particular holder of Shares or New TopCo A Shares will depend in part on such holder’s circumstances. Accordingly, each Playa shareholder is urged to consult his own tax advisor for a full understanding of the tax consequences of the Offer, the Subsequent Offering Period or the Back-End Transactions to him, including the applicability and effect of Dutch tax laws.

Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. Where in this summary the terms “the Netherlands” and “Dutch” are used, these refer solely to the European part of the Kingdom of the Netherlands. This summary assumes that Playa and New TopCo are organized, and that their respective businesses will be conducted, in the manner outlined in this Offer to Purchase. A change to such organizational structure or to the manner in which Playa or New TopCo conducts its business may invalidate the contents of this summary, which will not be updated to reflect any such change.

This summary is based on the tax law of the Netherlands (unpublished case law not included) as it stands at the date of this Offer to Purchase. The tax law upon which this summary is based, is subject to changes, possibly with retroactive effect. Any such change may invalidate the contents of this summary, which will not be updated to reflect such change.

This summary does not address the Dutch tax consequences for a holder of Shares or New TopCo A Shares who:

•	is a person who may be deemed an owner of Shares or New TopCo A Shares for Dutch tax purposes pursuant to specific statutory attribution rules in Dutch tax law;

•	is, although in principle subject to Dutch corporate income tax, in whole or in part, specifically exempt from that tax in connection with income from Shares or New TopCo A Shares;

•	is an investment institution as defined in the Dutch Corporate Income Tax Act 1969;

•	is an entity that, although in principle subject to Dutch corporate income tax, is fully or partly exempt from Dutch corporate income tax;

•	owns Shares or New TopCo A Shares in connection with a membership of a management board or a supervisory board, an employment relationship, a deemed employment relationship or management role;

•

has a substantial interest in Playa or New TopCo, or a deemed substantial interest in Playa or New TopCo, as the case may be, for Dutch tax purposes. Generally, a person holds a substantial interest if (a) such person – either alone or, in the case of an individual, together with his partner or any of his relatives by blood or by marriage in the direct line (including foster-children) or of those of his partner for Dutch tax purposes – owns or is deemed to own, directly or indirectly, 5% or more of the shares or of any class of shares of Playa or New TopCo, as the case may be, or rights to acquire, directly or indirectly, such an interest in the shares of Playa or New TopCo, as the case may be or profit participating certificates relating to 5% or more of the annual profits or to 5% or more of the liquidation proceeds of Playa or New TopCo, as the case may be, or (b) such person’s shares, rights to acquire shares or profit participating certificates in Playa or New TopCo, as the case may be, are held by him following the application of a non-recognition provision; or

•	is for Dutch tax purposes taxable as a corporate entity and resident of Aruba, Curaçao or Sint Maarten.

Income and Dividend Withholding Tax aspects for holders of Shares who tender their Shares during the Offer period or Subsequent Offering Period

(a)	Taxes on Income and Capital Gains

Resident holders of Shares

A holder of Shares who is resident or deemed to be resident in the Netherlands for Dutch tax purposes is fully subject to Dutch income tax if he is an individual or fully subject to Dutch corporate income tax if it is a corporate entity, or an entity, including an association, a partnership and a mutual fund, taxable as a corporate entity, as described in the summary below.

Individuals deriving profits or deemed to be deriving profits from an enterprise

Any benefits derived or deemed to be derived from or in connection with Shares, including as a result of tendering their Shares in connection with the Offer or the Subsequent Offering Period, that are attributable to an enterprise from which an individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net value of an enterprise, other than as a shareholder, are generally subject to Dutch income tax at progressive rates up to 49.5%.

Individuals deriving benefits from miscellaneous activities

Any benefits derived or deemed to be derived from or in connection with Shares, including as a result of tendering their Shares in connection with the Offer or the Subsequent Offering Period, that constitute benefits from miscellaneous activities by an individual are generally subject to Dutch income tax at progressive rates up to 49.5%.

An individual may, inter alia, derive, or be deemed to derive, benefits from or in connection with Shares that are taxable as benefits from miscellaneous activities if his investment activities go beyond regular active portfolio management.

Other individuals

If a holder of Shares is an individual whose situation has not been discussed before in this section “Income and Dividend Withholding Tax aspects for holders of Shares who tender their shares during the Offer period or the Subsequent Offering Period – Resident holders of Shares”, the value of his Shares forms part of the yield basis for purposes of tax on benefits from savings and investments. A deemed benefit, which is calculated on the basis of a holder’s actual bank savings plus his actual other investments (including the value of his Shares), minus his actual liabilities whilst taking into account a deemed benefit for each of these categories, is taxed at the rate of 36%. For the year 2025, the estimated deemed benefit rate for actual bank savings is 1.44%, the deemed benefit rate for actual other investments is 5.88% and the estimated deemed benefit rate for actual liabilities is 2.62%. The estimated deemed return percentages will be confirmed at a future date. Actual benefits derived from or in connection with his Shares, including as a result of tendering their Shares in connection with the Offer or the Subsequent Offering Period, are not subject to Dutch income tax.

The Dutch Supreme Court has ruled that the regime described above is incompatible with the European Convention on Human Rights and the First Protocol to this Convention in cases where the deemed benefit exceeds the actual nominal return on the assets and liabilities, including unrealized changes in their value. In these cases, the Dutch Supreme Court has determined that restoration rights must be granted to the affected individuals. The Dutch legislator has announced to introduce new legislation to take away the incompatibilities referred to above. Therefore, holders of Shares who are taxed in this manner with respect to their Shares are advised to consult a professional tax adviser.

Corporate entities

Any benefits derived or deemed to be derived from or in connection with Shares, including as a result of tendering their Shares in connection with the Offer or the Subsequent Offering Period, that are held by a corporate entity, or an entity, including an association, a partnership and a mutual fund, taxable as a corporate entity, are generally subject to Dutch corporate income tax.

General

A holder of Shares will not be deemed to be resident in the Netherlands for Dutch tax purposes by reason only of the execution and/or enforcement of the documents relating to the Offer or the Subsequent Offering Period.

Non-resident holders of Shares

Individuals

If a holder of Shares is an individual who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch income tax, he will not be subject to Dutch income tax in respect of any benefits derived or deemed to be derived from or in connection with Shares, except if:

•

he derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, and such enterprise is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and his Shares are attributable to such permanent establishment or permanent representative; or

•	he derives benefits or is deemed to derive benefits from or in connection with Shares that are taxable as benefits from miscellaneous activities performed in the Netherlands.

Corporate entities

If a holder of Shares is a corporate entity, or an entity including an association, a partnership and a mutual fund, taxable as a corporate entity, which is neither resident, nor deemed to be resident in the Netherlands for purposes of Dutch corporate income tax, it will not be subject to Dutch corporate income tax in respect of any benefits derived or deemed to be derived from or in connection with Shares, except if:

•

it derives profits from an enterprise directly which is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and to which permanent establishment or permanent representative its Shares are attributable; or

•

it derives profits pursuant to a co-entitlement to the net value of an enterprise which is managed in the Netherlands, other than as a holder of securities, and to which enterprise its Shares are attributable.

(b)	Dividend Withholding Tax

The payment of the Offer Consideration by the Buyer to the holders of the Shares in respect of a disposal of the Shares under the Offer or the Subsequent Offering Period will not be subject to Dutch dividend withholding tax.

Income and Dividend Withholding Tax aspects for holders of Shares who do not tender their Shares during the Offer period or the Subsequent Offering Period

Following the Subsequent Offering Period, the Buyer will implement or cause to be implemented the Back-End Transactions, which includes the Triangular Merger and the Cancellation.

Triangular Merger

(a)	Taxes on Income and Capital Gains

The Dutch income tax and corporate income tax consequences for a holder of Shares in respect of a disposal of the Shares under the Triangular Merger are in principle similar to the Dutch tax treatment of the disposal of the Shares in connection with the Offer or the Subsequent Offering Period, unless roll-over relief is available in respect of any gain realized in connection with the Triangular Merger.

(b)	Dividend Withholding Tax

No Dutch dividend withholding tax is due upon a disposal of the Shares under the Triangular Merger or in respect of receipt of New TopCo A Shares pursuant to the Triangular Merger.

Cancellation

(a)	Taxes on Income and Capital Gains

The Dutch income tax and corporate income tax consequences of the Cancellation for a holder of New TopCo A Shares are in principle similar to the Dutch tax treatment of the disposal of Shares in connection with the Offer or the Subsequent Offering Period.

(b)	Dividend Withholding Tax

New TopCo is generally required to withhold Dutch dividend withholding tax at a rate of 15% on dividends distributed by New TopCo, subject to potential relief under Dutch domestic law, EU law, or an applicable Dutch income tax treaty, depending on the particular individual circumstances of the relevant holder of shares in New TopCo.

The term “dividends distributed by New TopCo” as used in this paragraph includes, but is not limited to, payments made pursuant to the Cancellation of the New TopCo A Shares that exceed the average paid-in capital (as recognized for Dutch dividend withholding tax purposes) of the cancelled New TopCo A Shares.

New TopCo is responsible for the withholding of any Dutch dividend withholding tax at source; any Dutch dividend withholding tax is for the account of the holder of New TopCo A Shares.

Other Dutch tax aspects for holders of Shares or New TopCo A Shares

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty is payable in the Netherlands by a holder of Shares or New TopCo A Shares on any payment pursuant to the Offer, the Subsequent Offering Period or the Back-End Transactions, as applicable.

7.	Price Range of Shares; Dividends.

The Shares trade on NASDAQ under the symbol “PLYA”. The following table sets forth the high and low sale prices per Share for the periods indicated. Share prices are as reported on NASDAQ based on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2023
First Quarter	$9.73	$6.13
Second Quarter	$9.77	$7.80
Third Quarter	$8.52	$7.01
Fourth Quarter	$8.82	$6.88
Fiscal Year Ended December 31, 2024
First Quarter	$9.84	$7.95
Second Quarter	$9.85	$8.18
Third Quarter	$8.81	$6.95
Fourth Quarter	$12.72	$7.57
Fiscal Year Ending December 31, 2025
First Quarter (through February 21, 2025)	$13.38	$12.08

On December 20, 2024, the last full trading day prior to the public announcement of the execution of the Exclusivity Agreement, the closing sale price per Share reported on NASDAQ was $9.61 per Share. On February 21, 2025, the last full day of trading prior to the commencement of the Offer, the closing sale price per Share reported on NASDAQ was $13.31. Shareholders are urged to obtain a current market quotation for Shares.

According to Playa’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC, Playa has never declared or paid any cash dividends on the Shares.

8.	Certain Information Concerning Playa.

General. Playa is incorporated under the laws of the Netherlands as a Dutch public limited liability company (naamloze vennootschap). Playa’s ordinary shares, par value €0.10 per share, are listed on NASDAQ under the symbol “PLYA”. The address of Playa’s principal executive office is Keizersgracht 555, 1017 DR Amsterdam, the Netherlands. The telephone number of Playa’s principal executive office is + 31 20 240 9000.

The following description of Playa and its business has been derived from Playa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and is qualified in its entirety by reference to that report. Playa, through its subsidiaries, is a leading owner, operator and developer of all-inclusive resorts in prime beachfront locations in Mexico, Jamaica and the Dominican Republic.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Playa is subject to the information reporting requirements of the Exchange Act and, in accordance with the Exchange Act, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Playa’s directors and officers, their remuneration, stock options granted to them, the principal holders of Playa’s securities, any material interests of those persons in transactions with Playa and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 22, 2024. Such reports, proxy statements and other information are available for inspection through the SEC’s website on the Internet at www.sec.gov.

Although Buyer has no knowledge that any of the foregoing information is untrue, Buyer has not independently verified the accuracy or completeness of information contained in this Offer to Purchase with respect to Playa or any of its subsidiaries or affiliates and has not verified any failure by Playa to disclose any events which may have occurred or may affect the significance or accuracy of the foregoing information.

Certain Projections. Playa provided the Playa Board and its financial advisors with selected unaudited financial projections, some of which were shared with Buyer in connection with its due diligence review. Such information is described in the Schedule 14D-9 under the heading “—Certain Playa Management Projections”, which is being filed with the SEC on the date of this Offer to Purchase and is being mailed to Playa’s shareholders together with this Offer to Purchase. Playa’s shareholders are urged to, and should, carefully read the Schedule 14D-9.

9.	Certain Information Concerning Parent, Buyer and Certain Related Persons.

Buyer is a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and an indirect wholly-owned subsidiary of Parent, through which Parent currently holds its Shares. The business address and business telephone number of Buyer are as set forth below:

HI Holdings Playa B.V.

Herikerbergweg 238

1101 CM Amsterdam, the Netherlands

+31205755600

Parent is a publicly traded Delaware corporation. Parent is a global hospitality company with widely recognized, industry-leading brands and a tradition of innovation developed over our more than 65-year history. Parent’s portfolio of properties consists of full service hotels and resorts, select service hotels, all-inclusive resorts, and other properties, including timeshare, fractional, and other forms of residential and vacation units. The business address and business telephone number of Parent are as set forth below.

Hyatt Hotels Corporation

150 North Riverside Plaza, 8th Floor

Chicago, IL 60606

(312) 750-1234

The summary information set forth below is qualified in its entirety by reference to Parent’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the more comprehensive financial and other information in such filings and other publicly available information.

The name, business address, citizenship, current principal occupation or employment, and five-year employment history of each of the directors and executive officers of Buyer and Parent, and certain other information are set forth in Schedule I to this Offer to Purchase.

During the last five years, none of Buyer or Parent or, to the best knowledge of Buyer or Parent, any of the persons listed in Schedule I to this Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

As of February 9, 2025, Parent beneficially owns 12,143,621 Shares, or 9.4% of the issued and outstanding Shares, all of which are held in record name by Buyer.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Buyer or Parent or, to the knowledge of Buyer or Parent, the persons listed in Schedule I hereto beneficially owns or has a right to acquire any Shares or any other equity securities of Playa; (ii) none of Buyer or Parent or, to the knowledge of Buyer or Parent, any of the other persons referred to in clause (i) above has effected any transaction with respect to the Shares or any other equity securities of Playa during the past 60 days, other than the Exclusivity Agreement; (iii) none of Buyer or Parent, or, to the knowledge of Buyer or Parent, the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Playa (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between any of Buyer, Parent, their subsidiaries or, to the knowledge of Buyer or Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Playa or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Buyer, Parent, their subsidiaries or, to the knowledge of Buyer or Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Playa or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Exclusivity Agreement. On December 20, 2024, Parent entered into the Exclusivity Agreement with Playa which granted Parent and Buyer a 45-day period during which Playa agreed, among other things, not to, directly or indirectly, initiate, solicit, participate in negotiations with or furnish any confidential information to any person other than Parent and Buyer in connection with, or approve or enter into any agreement relating to, any proposal or offer relating to, or that would reasonably be expect to lead to, a transaction involving (a) a disposition of all or a material portion of the assets or business of Playa, (b) issuance or sale of any equity interests of Playa (subject to customary exceptions) or (c) any merger, exchange or similar business combination transaction involving Playa. Such agreement was subsequently extended through February 10, 2025.

Hyatt Resort Agreements. Each of Playa’s subsidiaries that is an owner of an all-inclusive resort operating under one or both of the Hyatt Ziva or Hyatt Zilara brands (the “Hyatt All-Inclusive Resort Brands”) has signed a franchise agreement and related services agreements with Parent and/or its affiliates governing the operation of that resort. Playa manages all of those resorts under a management agreement with each of Playa and any third-party owner for whom Playa serves as hotel operator (each a “Resort Owner”).

Under the Parent franchise agreements, Parent grants the Resort Owner the right, and the Resort Owner undertakes the obligation, to use Parent’s hotel system and system standards to build or convert and operate the resort. Each franchise agreement has a 15-year term from the resort’s opening date and Parent has two options to extend the term for an additional term of five years each, or 10 years in the aggregate. Parent provides initial and ongoing training and guidance, marketing assistance, and other assistance to the Resort Owner (and us as the resort’s manager) in connection with the resort’s development and operation. As part of this assistance, Parent reviews and approves the initial design and related elements of the resort. Parent also arranges for the provision of certain mandatory services, as well as (at the Resort Owner’s option) certain non-mandatory services, relating to such resort’s development and operation. In return, the Resort Owner agrees to operate the resort according to Parent’s operating procedures and its brand, quality assurance and other standards and specifications. This includes complying with Parent’s requirements relating to the central reservation system, global distribution systems and alternative distribution systems.

The Resort Owners (including Playa) for any new Hyatt All-Inclusive Resort Brand resorts will be required to pay an application fee to Parent. The Resort Owners also pay Parent an ongoing franchise fee for all Hyatt All-Inclusive Resort Brand resorts.

Under the Parent franchise agreements, if any Brand Owner (as defined below) or Restricted Brand Company (as defined below) acquires any ownership interest in Playa, Playa is required to implement strict informational and operational barriers between its operations with respect to such brand and Playa’s operations with respect to the Hyatt All-Inclusive Resort Brands. Such information and operational barriers generally include restrictions on sharing of any Parent-related confidential or propriety information with or participation of certain personnel employed by Playa in the strategic direction or operations of any hotel owned by a Brand Owner or a Restricted Brand Company.

If Playa violates the aforementioned restrictions in the Parent franchise agreements, Parent may terminate all (but not less than all) of its franchise agreements with Playa, provided that Parent delivers a termination notice to Playa within 180 days as specified in the franchise agreement, and Playa will be subject to liquidated damage payments to Parent.

A “Playa-Developed Brand” is a hotel concept or brand for all-inclusive resorts developed or acquired by Playa, of which Playa is the franchisor, licensor or owner, or for which Playa is the exclusive manager or operator, which brand is an upper upscale or higher standard, but does not include any existing hotel concept or brand that was owned by Playa’s predecessor prior to September 1, 2016.

A “Restricted Brand” means any hotel concept or brand for all-inclusive hotels or resorts that is owned by or exclusively licensed to a Restricted Brand Company.

A “Restricted Brand Company” means each of Marriott International Inc., Hilton Worldwide Inc., Starwood Hotels & Resorts Worldwide, Inc., InterContinental Hotels Group, Accor Hotels Worldwide or any of their respective affiliates or successors.

Pursuant to the Parent franchise agreements and Playa’s Articles of Association, subject to certain exceptions, (a) a Brand Owner is prohibited from acquiring Playa’s shares such that the Brand Owner (together with its affiliates) acquires beneficial ownership in excess of 15% of Playa’s outstanding shares, and (b) a Restricted Brand Company is prohibited from acquiring Playa’s shares such that the Restricted Brand Company

(together with its affiliates) acquires beneficial ownership in excess of 5% of Playa’s outstanding shares. Upon becoming aware of either share cap being exceeded, Playa will send a notice to such shareholder informing such shareholder of a violation of this provision and granting the shareholder two weeks to dispose of such excess shares to an unaffiliated third party. Such notice will immediately trigger the transfer obligation and suspend the right to attend Playa’s general meeting and voting rights (together, “Shareholder Rights”) of the shares exceeding the share cap. If such excess shares are not disposed by such time, (i) the Shareholder Rights on all shares held by the shareholder exceeding the share cap will be suspended until the transfer obligations have been complied with and (ii) Playa will be irrevocably authorized under its Articles of Association to transfer excess shares to a foundation until sold to a third party. Playa’s franchise agreements provide that if the excess shares are not transferred to a foundation or an unaffiliated third party within 30 days following the earlier of the date on which a public filing is made with respect to either share cap being exceeded and the date Playa becomes aware of either share cap being exceeded as provided in the Parent franchise agreements, Parent will have the right to terminate all (but not less than all) of its franchise agreements with Playa, provided that Parent delivers a termination notice to Playa within 180 days as specified in the franchise agreement, and Playa will be subject to liquidated damage payments to Parent. A “Brand Owner” is any entity that (a) is a franchisor, licensor or owner of a Competing Brand (as defined below) or manages or otherwise operates hotels exclusively for the franchisor, licensor or owner of a Competing Brand (a “Brand Company”), (b) has an affiliate that is a Brand Company or (c) has a direct or indirect owner that is a Brand Company. A “Competing Brand” is a hotel concept or brand for all-inclusive hotels or resorts that has at least 12 hotels operating under that concept’s or brand’s trade name(s) anywhere in the world and that directly competes with any Hyatt All-Inclusive Resort Brand resort. The restriction on ownership by a Brand Owner will apply during the terms of Playa’s Parent franchise agreements and the restriction on ownership by a Restricted Brand Company will apply until Playa has less than three franchise agreements in effect for the operation of Hyatt All-Inclusive Resort Brand resorts and Parent owns less than 15% (on a fully-diluted, as-converted basis) of the Shares, after which point the restriction on ownership by a Brand Owner will apply to that Restricted Brand Company (if it is a Brand Owner). The beneficial ownership in the aforementioned restrictions is determined under rule 13d-3 promulgated under the Exchange Act.

Parent may also terminate all (but not less than all) of the Parent franchise agreements, provided that Parent delivers a termination notice to Playa within 180 days as specified in the franchise agreement, and Playa will be subject to liquidated damage payments to Parent if either (i) the Parent franchise agreements for three or more Hyatt All-Inclusive Resort Brand resorts have been terminated, or (ii) the Parent franchise agreements for 50% or more of the Hyatt All-Inclusive Resort Brand resorts (rounded up to the nearest whole number) have been terminated.

The Parent franchise agreements require Playa to pay liquidated damages to Parent if a franchise agreement is terminated under certain circumstances. The liquidated damages will be calculated in accordance with the various formulas set forth in a franchise agreement depending on the circumstances under which such franchise agreement is terminated. Further, the amount of liquidated damages will be increased if a franchise agreement is terminated due to the breach of the aforementioned restrictions on Playa’s activities and limits on the beneficial ownership of the ordinary shares.

In addition to the Parent franchise agreement, each Resort Owner has signed the following other agreements with Parent pertaining to the development and operation of the applicable Hyatt All-Inclusive Resort Brand resort:

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Under the trademark license agreement, Parent grants a license to the Resort Owner to use the Hyatt All-Inclusive Resort Brands and other proprietary marks, copyrighted materials, and know-how in the development and operation of the resort. The Resort Owner (and Playa as the resort’s manager) must follow the rules and standards that Parent periodically specifies pertaining to the use and protection of its intellectual property. The Resort Owner pays Parent’s licensing fees.

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Under the World of Hyatt frequent stayer program agreement, Hyatt LACSA Services, Inc. (“Hyatt LACSA”) provides the Resort Owner with various services related to the World of Hyatt guest loyalty program (and its successor program) and the provision of preferences to the frequent guests of the Parent resorts. Participation in the program includes the agreement of each Resort Owner to allow the World of Hyatt guest loyalty program members to earn points in connection with stays at the resort and redeem the points at the resort. Hyatt LACSA also provides the Resort Owner with program services relating to various frequent flyer programs that various airlines operate. Participation in the program includes allowing members of the airline programs to earn miles in connection with their qualified stays at the resort and redeem miles at the resort. The Resort Owner reimburses Hyatt LACSA (or its affiliates, as applicable) for the resort’s per-formula share of the cost of providing these services and Hyatt LACSA (or its affiliates) pays the Resort Owner a per-formula share of the revenue from stays by World of Hyatt guest loyalty program members who use points to pay for their hotel accommodations.

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Under the chain marketing services agreement, Hyatt LACSA provides (or causes to be provided) various marketing services to the Resort Owner, including business leads, convention sales services, business sales services and sales promotion services (including the maintenance and staffing of Parent’s home office sales force and regional sales offices in various parts of the world), publicity, marketing to targeted, highly-valued frequent travelers via various methods of communication, arrangement of surveys designed to better understand motivation, satisfaction and needs of hotel guests, public relations, and all other group benefits, services and facilities, to the extent appropriate and caused to be furnished to other relevant participating hotels and resorts. The Resort Owner reimburses Hyatt LACSA (or its affiliates, as applicable) for the resort’s per-formula share of the cost of providing these services.

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Under the reservations agreement, Hyatt LACSA provides electronic and voice reservation services through the use of the following reservation methods and technologies: (a) telephone reservations arranged through the international reservation centers located, from time to time, in various locations throughout the world; (b) reservations through the websites of Hyatt LACSA and its affiliates; and (c) reservations through connection to global distribution systems such as Amadeus/System One, Apollo/Galileo, Sabre (Abacus) and Worldspan. The reservations services also include the maintenance of the computers and related equipment and staffing of Hyatt LACSA’s (and its affiliates’) reservation centers located throughout the world and related research and development activities to support such reservation centers. The Resort Owner reimburses Hyatt LACSA (or its affiliates, as applicable) for the resort’s per-formula share of the cost of providing these services.

Additional Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto and other information that Buyer has filed electronically with the SEC are available and may be obtained at no charge at the SEC’s website at www.sec.gov.

10.	Source and Amount of Funds.

We estimate that we will need approximately $2.7 billion to purchase all of the Shares pursuant to the Offer, to complete the Back-End Transactions, and to make payments in respect of outstanding equity awards pursuant to the Purchase Agreement.

Parent expects to fund the Offer and the Back-End Transactions using a debt financing contemplated by the Debt Commitment Letter with Bank of America, N.A., BofA Securities, Inc., JPMorgan Chase Bank, N.A., Wells Fargo Bank, N.A. and Wells Fargo Securities, LLC (together, the “Commitment Parties”), and cash on hand at Playa. Following Closing, Parent expects to sell Playa’s owned properties and certain existing properties owned by Parent to pay down such debt financing. Parent does not have any alternative financing plans or arrangements.

Debt Commitment Letter

Pursuant to the Debt Commitment Letter, the Commitment Parties committed to provide to Parent bridge debt financing to finance the transactions contemplated by the Purchase Agreement, to refinance certain existing indebtedness of Playa and to pay related fees and expenses, in the form of:

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to the extent Parent has not issued prior to the Closing senior unsecured notes (the “Notes”) generating at least $1,000,000,000 in aggregate gross proceeds, the borrowing of loans by Parent under a new

$2,700,000,000 senior unsecured bridge facility having the terms set forth in the Debt Commitment Letter (the “Bridge Facility”) in an aggregate principal amount up to $1,000,000,000 (minus the amount of aggregate gross proceeds from the issuance of the Notes) (the “Notes Coverage Borrowing Amount”); and

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to the extent Parent has not obtained commitments prior to the Closing under a newly established senior unsecured delayed draw term loan facility having the terms set forth in the Debt Commitment Letter (the “Term Facility” and, collectively with the Bridge Facility, the “Facilities”) in an aggregate principal amount of at least $1,700,000,000, the borrowing of loans by Parent under the Bridge Facility in an aggregate principal amount up to (x) $2,700,000,000 minus (y) the Notes Coverage Borrowing Amount under the Bridge Facility minus (z) the principal amount of loans and commitments available under the Term Facility.

The Bridge Facility

The Bridge Facility will mature 364 days after the closing date.

The amounts outstanding under the Bridge Facility will bear interest at Parent’s option of (a) ABR plus a range of 0.000% to 0.425% per annum, depending on the rating as determined by S&P, Moody’s or Fitch of Parent’s non-credit-enhanced, senior unsecured long-term debt (“Debt Ratings”), as more fully set forth in the Debt Commitment Letter, and (b) Term SOFR plus a range of 0.815% to 1.425% per annum, depending on Parent’s Debt Ratings, as more fully set forth in the Debt Commitment Letter. The applicable margin for each level in the pricing grid for the Bridge Facility will permanently increase by 0.25% per annum on each of the following dates (solely to the extent loans under the Bridge Facility funded and have not been replaced on such date): (i) 90 days after the Closing, (ii) 180 days after the Closing and (iii) 270 days after the Closing.

The definitive documentation for the Bridge Facility as contemplated by the Debt Commitment Letter will contain covenants, events of default and other terms and provisions that have been agreed with the Commitment Parties and are set forth on the term sheets and in the forms of agreement attached as exhibits to the Debt Commitment Letter and will otherwise be finalized substantially consistent with the “Documentation Considerations” contemplated by the Debt Commitment Letter.

The Term Facility

The Term Facility will mature on the 36-month anniversary of the closing date.

The amounts outstanding under the Term Facility will bear interest at Parent’s option of (a) ABR plus a range of 0.000% to 0.425% per annum, depending on Parent’s Debt Ratings, as more fully set forth in the Debt Commitment Letter, and (b) Term SOFR plus a range of 0.815% to 1.425% per annum, depending on Parent’s Debt Ratings, as more fully set forth in the Debt Commitment Letter.

The definitive documentation for the Term Facility as contemplated by the Debt Commitment Letter will contain covenants, events of default and other terms and provisions that have been agreed with the Commitment Parties and are set forth on the term sheets and in the forms of agreement attached as exhibits to the Debt Commitment Letter and will otherwise be finalized substantially consistent with the “Documentation Principles” contemplated by the Debt Commitment Letter.

The commitments of the Commitment Parties are subject to, among other things: (i) confirmation that the Offer has been consummated or will be consummated in accordance with the terms of the Purchase Agreement substantially concurrently with the initial borrowing under the Term Loan; (ii) the absence of any modification to the Purchase Agreement that is adverse in any respect material to the interests of the Commitment Parties; (iii) the receipt by the Commitment Parties of certain financial information as set forth in the Debt Commitment

Letter; (iv) confirmation that the refinancing of Playa’s existing revolving facility and term loan facility either has been consummated or will be consummated substantially concurrently with the initial borrowing under the Term Loan; (v) the absence, since the date of the Purchase Agreement, of a Company Material Adverse Effect (as defined in the Purchase Agreement) that would result in a failure of a condition precedent to Buyer’s obligation to consummate the Offer and the Back-End Transactions or that would give Buyer the right (taking into account any notice and cure provisions) to terminate its obligations pursuant to the terms of the Purchase Agreement; (vi) the receipt by the Commitment Parties of documentation containing terms that are materially consistent with the provisions of the term sheets annexed to the Debt Commitment Letter and the applicable Documentation Principles and certain other provisions; (vii) the receipt by the Commitment Parties of certain closing deliverables as set forth in the Debt Commitment Letter; (viii) the accuracy of certain specified representations and warranties; (ix) the receipt by the Commitment Parties of all documentation and other information required under applicable “know your customer” and anti-money laundering rules and regulations (including the PATRIOT Act) at least three business days prior the date of funding of the Term Loan; and (x) payment of fees and expenses due to the Commitment Parties under the Debt Commitment Letter.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Debt Commitment Letter, a copy of which is filed as Exhibit (b) to the Schedule TO and is incorporated herein by reference.

The Offer is not conditioned upon Parent’s or Buyer’s ability to finance the purchase of Shares pursuant to the Offer. We believe the financial condition of Buyer or Parent is not material to a decision by a holder of Shares whether to sell, hold or tender Shares pursuant to the Offer because:

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we will have sufficient funds available to fund the Offer and to purchase all Shares validly tendered (and not withdrawn) in the Offer or during the Subsequent Offering Period and, if we consummate the Offer and the Back-End Transactions, to pay the consideration for all New TopCo A Shares that are cancelled in the Cancellation, less any applicable withholding taxes and without interest;

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer and the Back-End Transactions are not subject to any financing condition; and

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if we consummate the Offer and not all outstanding Shares are tendered pursuant to the Offer or during the Subsequent Offering Period, then following the consummation of the Back-End Transactions, all shares held by non-tendering Playa Shareholders in the new holding company that will own shares in Playa’s successor shall be cancelled for the same cash price as was paid in the Offer (i.e., the Cancellation Consideration), less any applicable withholding taxes, including any Dutch dividend withholding tax due in respect of the Cancellation, and Buyer will have sufficient cash on hand to pay the Cancellation Consideration.

11.	Background of the Offer; Past Contacts or Negotiations with Playa.

The following chronology summarizes the key meetings and events that led to the signing of the Purchase Agreement. This chronology does not purport to catalogue every conversation of or among the Playa Board, the Transaction Committee (as defined below), Playa’s representatives, Parent’s representatives and/or other parties.

The Playa Board and Playa management team regularly review and evaluate its historical and potential future business and financial performance with the goal of maximizing shareholder value. As part of these ongoing evaluations, the Playa Board and Playa management team have, from time to time, considered various strategic options, including: (i) executing Playa’s existing strategy as a stand-alone public company; (ii) opportunistically selling some or all of Playa’s resorts; (iii) selling Playa’s management platform; (iv) selling Playa’s third-party management business; (v) selling Playa to a third party; and (vi) acquiring or combining with one or more third parties. In furtherance of these ongoing evaluations, in recent years the Playa Board had numerous regular discussions regarding Playa’s performance and potential strategic options. In addition, Playa management from time to time meets and communicates informally with representatives of other hospitality companies, including Parent, and investors regarding industry trends and considerations.

During the time that Playa has been a publicly traded company, Playa and Parent have had a strategic relationship, including through their resort franchise agreements. As a result, Playa management regularly engages with Parent management as part of its ordinary course business operations, similar to Playa’s engagement with its other third-party brand partners.

On May 16, 2024, at an executive session of a meeting of the Playa Board, Playa’s management team and the Playa Board discussed Playa’s strategic plan, its continuing strategy of buying back shares at prices the Playa Board believed were well below intrinsic value, and the relative merits of pursuing a strategic transaction in the near term. Following a discussion, the Playa Board agreed that Playa management would commence work on considering strategic options, and that Playa directors Mahmood Khimji and Karl Peterson would have a follow-up call with Bruce D. Wardinski, Playa’s Chairman and Chief Executive Officer, and Ryan Hymel, Playa’s Chief Financial Officer, to discuss process matters related to considering strategic options, and then report to the full Playa Board at the next Playa Board meeting.

On June 20, 2024, Messrs. Wardinski and Hymel had an in-person meeting at Playa’s offices with representatives of PJT Partners LP (“PJT Partners”) and discussed general matters related to a consideration of strategic options, including Playa’s position in the market and timing considerations.

On July 11, 2024, Messrs. Wardinski, Hymel, Khimji and Peterson, discussed via telephone Playa’s process for considering strategic options, including a sale of Playa’s third-party management business, a sale of the full management business or a sale of Playa. The participating directors agreed that Mr. Wardinski should begin to reach out to potential strategic partners to gauge the level of interest and then report back to the Playa Board.

On July 16, 2024, Mr. Wardinski contacted the President and Chief Executive Office of Parent, Mark Hoplamazian, and they discussed, among other things, whether Parent would be interested in a range of strategic transactions with Playa, including acquiring its full management business or all of Playa. On July 17, 2024, Playa provided a draft confidentiality and non-disclosure agreement to Parent relating to consideration of potential strategic transactions.

On July 18, 2024, certain members of Playa management and representatives of PJT Partners met to discuss matters related to a review of strategic options, including procedural matters, potential next steps with Parent, the broader buyer landscape, and key workstreams.

In July 2024, Playa management explored a sale of its third-party management business. Between July 19, 2024 and July 22, 2024, Playa entered into confidentiality and non-disclosure agreements with three parties, including an entity affiliated with Mr. Khimji. Playa provided due diligence information regarding its third-party management business to each of the parties. On August 26, 2024, Playa received non-binding letters of intent from two parties, including the entity affiliated with Mr. Khimji. Ultimately, Playa did not pursue either of the proposed transactions given its decision to focus on a broader review of strategic options.

On August 12, 2024, Mr. Hoplamazian contacted Mr. Wardinski via telephone and after discussion they agreed that to facilitate the parties determining whether future discussions of strategic transactions could be productive, Parent would need to conduct some initial diligence, and as such Parent and Playa should enter into a confidentiality and non-disclosure agreement. On August 22, 2024, Playa and Parent executed a confidentiality and non-disclosure agreement (the “Parent NDA”). The Parent NDA did not include an exclusivity provision that would prohibit Playa from discussing or negotiating a potential transaction with other potential counterparties.

On August 23, 2024 and August 29, 2024, representatives of BDT & MSD Partners, LLC (“BDT & MSD”), financial advisor to Parent, sent to representatives of Playa and representatives of PJT Partners an information request list. Commencing August 29, 2024, representatives of PJT Partners, on behalf of and at the direction of Playa, began providing responsive diligence materials to BDT & MSD and Parent. The diligence process thereafter included the sending of additional requests by Parent, receipt of responsive information from Playa, and the holding of various diligence meetings among the parties, and would continue from this time through February 9, 2025.

On September 12, 2024, the Playa Board held a Board meeting in the Netherlands. During an executive session of the meeting, the participating directors discussed the status of potential strategic options. Mr. Wardinski provided an update on Playa’s engagement with Parent, including his discussions with Mr. Hoplamazian and the entry into the Parent NDA. Mr. Wardinski also summarized the status of discussions with potential bidders for Playa’s third-party management business. The Playa Board discussed the relative merits of forming a transaction committee of the Playa Board to assist Mr. Wardinski in exploring strategic options. Mr. Wardinski also discussed with the Playa Board using PJT Partners and Hogan Lovells US LLP (“Hogan Lovells”), Playa’s corporate and securities counsel, as financial and legal advisors, respectively, with respect to Playa’s consideration of strategic options. The Playa Board also discussed having Playa management and PJT Partners conduct a thorough market check of potential strategic partners prior to entering into formal discussions with Parent. All Playa directors attended the executive session of the meeting, except Mr. Khimji who was recused from the portion of the executive session relating to consideration of strategic options given his stated interest in an affiliated investment fund (“Party A”) potentially participating as a bidder.

On September 17, 2024, on behalf of and at the direction of Playa, representatives of PJT Partners contacted Mr. Khimji in his capacity as principal of Party A, to assess the interest of Party A in discussing strategic options with Playa, including a sale of the company. Mr. Khimji confirmed that Party A would be interested and requested that he be provided with a draft of a confidentiality and non-disclosure agreement.

On September 18, 2024, the Playa Board held a videoconference meeting to further discuss the company’s process for considering strategic options. All Playa directors attended the meeting. Representatives of PJT Partners and Hogan Lovells also attended and provided the Playa Board with, as applicable, an overview of general business, financial and legal considerations relating to a public company review of strategic options. A representative of Hogan Lovells discussed with the Playa Board the directors’ legal duties and certain other legal matters in the context of considering a potential sale of Playa. Representatives of PJT Partners provided a summary of the current market backdrop and recent lodging sector acquisition activity and reviewed certain timing considerations, as well as a list of potentially interested parties to contact. The Playa Board discussed the relative benefits of creating a transaction committee of the Playa Board to facilitate Playa’s process for overseeing the consideration of strategic options given (1) the potentially significant workload that could be involved in the evaluation of any strategic options, (2) the possibility that Playa management may need feedback and direction on relatively short notice in connection with a potential process of considering strategic options, (3) the benefits and convenience of having a subset of directors oversee a potential process of considering strategic options, and (4) the benefits of a transaction committee in addressing any potential or actual conflicts of interest with respect to any director or officer of Playa. The Playa Board discussed the directors who should serve on a transaction committee and the scope of the delegation of authority to a transaction committee. The Playa Board generally expressed support for the creation of a transaction committee. Mr. Wardinski advised that a formal proposal for the creation of a transaction committee would be sent via a unanimous written consent.

Pursuant to a unanimous written consent dated September 19, 2024, the Playa Board formally approved the formation of a transaction committee (the “Transaction Committee”) and agreed to delegate to the Transaction Committee the full power and authority of the Playa Board to, among other things: (1) oversee Playa management in conducting due diligence and negotiating the terms and conditions of a potential transaction on behalf of Playa, subject to final approval by the Playa Board; (2) make recommendations to the Playa Board concerning the potential approval of a potential transaction deemed by the Transaction Committee to be in the best interests of Playa and its business, having considered the impact of such potential transaction on Playa’s stakeholders; and (3) approve Playa’s retention of advisors to assist with the consideration of strategic options.

Pursuant to the written consent, the Playa Board appointed Mr. Peterson, Jeanmarie Cooney, Hal Jones and Elizabeth Lieberman as the members of the Transaction Committee, with Mr. Peterson serving as chair.

On September 26, 2024, on behalf of and at the direction of Playa, representatives of PJT Partners sent a draft confidentiality and non-disclosure agreement to Mr. Khimji in his capacity as a principal of Party A. From October 3, 2024, to October 29, 2024, representatives of Mr. Khimji and representatives of Hogan Lovells, on behalf of and at the direction of Playa management and the Transaction Committee, negotiated the terms of a draft confidentiality and non-disclosure agreement, including the scope of the confidentiality restrictions and the standstill provision. Ultimately, the parties did not reach an agreement on the terms and did not execute a confidentiality and non-disclosure agreement.

On October 1, 2024, PJT Partners provided to the Playa Board a customary relationship disclosure letter summarizing its material relationships with Playa and specified third parties.

On October 11, 2024, representatives of Hogan Lovells and Latham & Watkins LLP (“Latham”), legal counsel to Parent, spoke via videoconference about considerations related to Parent potentially engaging with Playa in considering strategic options. The Latham representatives raised the possibility of the parties entering into an exclusivity agreement as a pre-condition to Parent’s willingness to engage in any formal discussions aside from preliminary due diligence. The representatives agreed to consider the issue further with their respective clients.

From October 23 through October 25, 2024, representatives of PJT Partners conducted outreach efforts to specified hospitality industry participants and specified non-industry capital sources (other than Parent and Party A) as agreed to and directed by Playa management, the Transaction Committee and representatives of PJT Partners. Six of those parties executed confidentiality and non-disclosure agreements, as did two other parties that were added at the request of one of the counterparties to a confidentiality and non-disclosure agreement (such parties referred to below as Parties B-I). None of the executed confidentiality and non-disclosure agreements included an exclusivity provision that prohibited Playa from discussing or negotiating a potential transaction with other potential counterparties. The counterparties received access to the same virtual data room containing preliminary due diligence information that Parent had access to, and four of the counterparties participated in management calls with Playa leadership. Aside from Parent, two of the counterparties shared, collectively, approximately 110 diligence requests, and members of Playa management, with assistance from representatives of PJT Partners, responded to all such requests that were deemed appropriate at the time. One of the seven original parties contacted advised that it was not in a position to participate in the process.

On October 23, 2024, Party H advised representatives of PJT Partners that it was not in a position to pursue an acquisition of Playa. Following this, there were no further communications between Playa and Party H.

On October 27, 2024, Messrs. Wardinski and Hoplamazian discussed via telephone the real estate due diligence that Parent believed it would need to undertake prior to being in a position to advise on whether it was interested in engaging in discussions on a potential strategic transaction. Messrs. Wardinski and Hoplamazian agreed upon the parameters of such diligence. Mr. Hoplamazian also indicated to Mr. Wardinski that, even upon completing such diligence, Parent would require a period of exclusivity from Playa as a pre-condition to determining that it was interested in pursuing a potential strategic transaction with Playa.

On October 28, 2024, the Transaction Committee held a meeting by videoconference. All members of the Transaction Committee participated along with certain members of Playa management and representatives of Hogan Lovells. Mr. Wardinski provided the Transaction Committee an update on the status of the strategic review process generally. A representative of Hogan Lovells advised on the status of the negotiations with Mr. Khimji regarding a confidentiality and non-disclosure agreement and received feedback from the Transaction Committee on open issues.

On October 30, 2024, a representative of Hogan Lovells and a representative of Latham spoke via telephone about considerations related to Parent potentially engaging with Playa in considering strategic options. The Hogan Lovells representative advised that Playa would likely be unwilling to enter into an exclusivity agreement with Parent unless and until Parent completed its preliminary due diligence and shared with Playa Parent’s preliminary view on the value of Playa. On October 31, 2024, the Latham and Hogan Lovells representatives confirmed that Parent would complete its preliminary due diligence over the next few weeks and would then share with Playa Parent’s preliminary view on the value of Playa, and then the parties would decide whether or not to enter into a customary exclusivity agreement and engage in discussions on a strategic transaction.

On October 31, 2024, at the request of Party G, Playa agreed that Party E and Party G could work together with respect to equity financing on Party G’s potential bid to acquire Playa.

On November 5, 2024, on behalf of and at the direction of Playa, representatives of PJT Partners sent a process letter to Parties A-F regarding the strategic process, including a deadline for submitting initial bids. On November 6, 2024, Party D and Party G sent to representatives of PJT Partners an information request list. On November 8th, 11th and 14th, Playa management, with assistance from representatives of PJT Partners, provided business and financial presentations to Party D, Party G and Party B, respectively.

On November 12, 2024, at the request of Party G, Playa agreed that Party G and Party I could work together with respect to equity financing for Party G’s potential bid to acquire Playa.

On November 15, 2024, Party F advised representatives of PJT Partners that it would no longer participate in the process.

On November 18, 2024, Party D advised representatives of PJT Partners that it would no longer participate in the process.

On November 19, 2024, Party B advised representatives of PJT Partners that it would no longer participate in the process given that it did not believe it could offer the premium that a strategic hotel operating company could add.

On November 19, 2024, Party G submitted through representatives of PJT Partners a written initial proposal to acquire Playa for between $10.50-11.50 per share, subject to confirmatory diligence and negotiation of definitive agreements.

On November 21, 2024, on behalf of and at the direction of Playa, representatives of PJT Partners communicated to Party G that the proposal would be evaluated by Playa and discussed with Party G the additional due diligence material that Party G would need in order to consider improving its proposal.

On November 22, 2024 and November 27, 2024, members of Playa management, members of Parent management, and representatives of each of PJT Partners and BDT & MSD discussed various business and financial due diligence issues via telephone.

On November 27, 2024, on behalf of and at the direction of Playa, a representative of PJT Partners informed members of Parent management via telephone that Playa was engaged in soliciting proposals from other third parties related to considering strategic options, including a sale of Playa.

On December 1, 2024, a representative of Latham advised a representative of Hogan Lovells via telephone that Parent was prepared to share its preliminary view on its valuation of Playa resulting from its diligence process, but that Parent’s intent to engage in further discussions regarding possible strategic options (including an acquisition of Playa) was pre-conditioned on entering into an exclusivity agreement with Playa. The Hogan Lovells and Latham representatives agreed that BDT & MSD would share specifics on these matters with PJT Partners later that day.

On December 1, 2024, representatives of each of BDT & MSD and PJT Partners participated in a telephone call during which BDT & MSD stated that Parent’s preliminary views on Playa’s value, based on the diligence it had conducted to date, were that Playa was worth about $13 per share, but that Parent’s intent to engage on further discussions regarding possible strategic options was pre-conditioned on entering into an exclusivity agreement with Playa.

On December 2, 2024, on behalf of and at the direction of Playa, representatives of PJT Partners contacted Party G and advised that Party G’s proposed acquisition bid would need to be enhanced to remain competitive. Later that day, Party C advised representatives of PJT Partners that it remained interested in the acquisition of Playa’s management business and/or certain properties but was not interested in the acquisition of the entire company.

On December 3, 2024, the Transaction Committee held a meeting by videoconference. All members of the Transaction Committee participated, as did the non-conflicted directors on the Playa Board, representatives of each of PJT Partners and Hogan Lovells and certain members of Playa management. Representatives of PJT Partners provided an update on the process, including the proposal from Party G, the discussions with Parent and its advisors, and discussions with other parties contacted as part of the process. Representatives of PJT Partners reviewed certain preliminary financial information relating to the proposal from Party G. The members of the Transaction Committee and Mr. Wardinski discussed the process generally, including the importance of interested parties being treated fairly. The Transaction Committee also discussed the merits of and risks of entering into an exclusivity agreement with Parent. Following this discussion, members of Playa management other than Mr. Wardinski left the meeting and the Transaction Committee met in executive session with representatives of each of PJT Partners and Hogan Lovells and the other non-conflicted members of the Playa Board and discussed certain process and employee matters associated with a sale of Playa.

On December 9, 2024, Playa and Party G entered into a clean team confidentiality agreement to enable Playa to share with Party G certain competitively sensitive information.

On December 10, 2024, Party G submitted to representatives of PJT Partners a revised joint written proposal to acquire Playa for between $11.00-11.75 per share, subject to confirmatory diligence and negotiation of definitive agreements. Between December 10, 2024 and December 21, 2024, representatives of PJT Partners, on behalf of and at the direction of Playa, made available additional due diligence information to Party G, including its financial advisor.

On December 10, 2024, Mr. Khimji and Mr. Wardinski had a telephone call on which Mr. Khimji advised Mr. Wardinski that he would be submitting, on behalf of Party A, a proposal to acquire Playa. Mr. Wardinski advised Mr. Khimji to submit the proposal through PJT Partners as Playa’s financial advisor. Later that day, Mr. Khimji submitted in writing a non-binding preliminary proposal from Party A to acquire Playa for between $11.50-12.00 per share, subject to diligence, arranging financing commitments and negotiation of definitive agreements.

On December 11, 2024, on behalf of and at the direction of Playa, representatives of PJT Partners discussed the Party A proposal with Mr. Khimji. Mr. Khimji confirmed that Party A’s proposal was subject to due diligence and arranging financing commitments.

On December 11, 2024, the Transaction Committee held a meeting by videoconference. All members of the Transaction Committee participated, as did the non-conflicted directors on the Playa Board, representatives of each of PJT Partners and Hogan Lovells, and certain members of Playa management. Representatives of PJT Partners provided an update on the strategic review process, including a summary of the revised proposal submitted by Party G and the Party A proposal, and a summary of discussions with Parent and its advisors. Representatives of PJT Partners advised the Transaction Committee that Party G and Parent had each done due diligence, including of non-public information provided pursuant to their respective confidentiality and non-disclosure agreements, and that the proposal submitted by Party A was based on publicly available information. The Transaction Committee discussed the ongoing discussions with Parent as well as the preliminary proposals received from each of Party G and Party A, and weighed the merits of such preliminary proposals received relative to the prospects for a proposal from Parent in the event Playa agreed to enter into an exclusivity agreement. The Transaction Committee reached a preliminary view that $12 per share or less was not a sufficient price at which to agree to a sale of Playa. The Transaction Committee directed representatives of PJT Partners to explore with Party A and Party G whether their preliminary proposals could be enhanced. The Transaction Committee directed representatives of PJT Partners to communicate to Parent that the Transaction Committee believed that $14 per share was an appropriate preliminary valuation of Playa and that Playa did not think it would be constructive to enter into an exclusivity agreement with Parent if Parent’s preliminary valuation was $13 per share.

On December 12, 2024, representatives of each of PJT Partners and BDT & MSD discussed via telephone Playa’s feedback on the preliminary valuation and request for exclusivity previously communicated by BDT & MSD. Representatives of PJT Partners advised BDT & MSD that Playa believed that a preliminary valuation of $14 per share was an appropriate basis for entering into exclusivity.

On December 13, 2024, Mr. Peterson, the chair of the Transaction Committee, and Mr. Khimji spoke via telephone regarding the Transaction Committee’s role in overseeing Playa’s strategic review process and Mr. Khimji’s view on soliciting bids from potential real estate buyers, including Party A. Mr. Peterson advised Mr. Khimji that as chair of the Transaction Committee, he was comfortable that the process Playa was running was rigorous and customary for similarly situated public companies. Mr. Khimji reaffirmed his price of $11.50-$12.00 and indicated that he would need to engage with hotel brands in order to determine whether he could increase his price. Mr. Peterson and Mr. Khimji agreed that Mr. Khimji and representatives of PJT Partners should have another call to discuss Party A’s preliminary proposal.

Also on December 13, 2024, representatives of PJT Partners spoke to Mr. Khimji via telephone and discussed with him elements of Party A’s preliminary proposal and asked whether given the competitive dynamics of the process Party A could enhance its offer. Mr. Khimji advised that Party A likely could enhance the proposal if one or more of Playa’s hotel brand partners agreed to certain financial concessions. Party A did not submit an enhanced proposal.

On December 16, 2024, representatives of each of PJT Partners and BDT & MSD held a teleconference, on which BDT & MSD advised PJT Partners that Parent’s preliminary financial due diligence supported a preliminary valuation of $13.50 per share of Playa. After discussion, representatives of BDT & MSD advised representatives of PJT Partners that Parent’s analysis would not support a valuation above $13.50 per share of Playa, subject to completion of further due diligence. BDT & MSD also advised representatives of PJT Partners that Parent’s intent to engage on any discussions regarding possible strategic options was pre-conditioned on entering into an exclusivity agreement with Playa for a term of 45 days.

On December 17, 2024, the Transaction Committee held a meeting by videoconference. All members of the Transaction Committee participated, as did the non-conflicted directors on the Playa Board, representatives of each of PJT Partners and Hogan Lovells, and certain members of Playa management. A representative from Hogan Lovells reviewed the legal duties of directors applicable to deliberations related to the strategic process. Representatives of PJT Partners provided an update on the process, and reviewed the preliminary proposals received from bidders, as well as the communications with Parent. The Transaction Committee considered the merits of pursuing one of the preliminary proposals relative to entering into an exclusivity agreement with Parent, including the relative financial merits and deal execution risk. Following this discussion the Transaction Committee determined that pursuing negotiations relating to a possible strategic transaction with Parent by executing a 45-day exclusivity agreement was in the best interest of Playa’s shareholders based on, among other things, the superior preliminary valuation that Parent had determined from its preliminary due diligence investigation as compared to the valuations in the preliminary proposals that had been submitted by other parties,

Parent’s relatively strong track record of executing acquisitions, Parent’s relative strength in being able to finance an acquisition, particularly its investment grade credit rating, and the possibility that the acquisition of Playa by certain other bidders could result in Playa having to pay certain amounts under its franchise agreements with Parent. The Transaction Committee determined that these advantages outweighed the risks of entering into an exclusivity agreement with Parent, including the risks associated with the parties having to publicly announce the exclusivity agreement and the risks associated with Parent having the ability to engage with potential real estate buyers during the exclusivity period. The Transaction Committee also discussed the potential benefits of a formal public announcement of Playa considering its strategic alternatives concurrent with entering into an exclusivity agreement with Parent. The Transaction Committee unanimously authorized Mr. Wardinski to enter into a 45-day exclusivity agreement with Parent.

On December 17, 2024, Hogan Lovells sent a draft exclusivity agreement to Latham. Between December 17, 2024, and December 20, 2024, representatives of each of Hogan Lovells and Latham, on behalf of Playa and Parent, respectively, engaged in negotiations regarding the terms of the exclusivity agreement. During this time, representatives of each of Hogan Lovells and Latham also negotiated an amendment to the Parent NDA to provide for, among other things, the ability of Parent to engage with certain specified potential real estate buyers and financing sources during and after the exclusivity period.

On December 20, 2024, Playa and Parent executed an exclusivity agreement, which provided for a 45-day term, as well as the aforementioned amendment to the Parent NDA.

On December 21, 2024, on behalf of and at the direction of Playa, a representative of PJT Partners advised a representative of Party G that Playa intended to enter into an exclusivity agreement with another party but that there could be opportunities for Party G to bid on real estate acquisitions in connection with any transaction with the other party.

Also on December 21, 2024, Mr. Peterson communicated to Mr. Khimji, in his capacity as a director of Playa, that pursuant to the Transaction Committee’s authorization, Playa had entered into an exclusivity agreement with Parent which would be publicly announced imminently. Mr. Peterson advised Mr. Khimji that the Transaction Committee had unanimously determined that doing so was in the best interests of Playa’s shareholders and represented the most attractive available option.

On December 23, 2024, Parent filed an amended Schedule 13D with the SEC regarding the entry into the exclusivity agreement, and Parent and Playa issued press releases announcing the exclusivity agreement and the parties’ intent to enter into negotiations regarding potential strategic options, including the acquisition of Playa.

On December 26, 2024, representatives of Hogan Lovells distributed a draft of the Purchase Agreement to representatives of Latham. The draft Purchase Agreement contemplated, among other things: (1) a U.S. style tender offer that must commence within 10 business days after signing; (2) an option for Parent to initiate a post-offer reorganization after closing of the tender offer; (3) the vesting of company equity awards (with performance-based company equity awards vesting in accordance with the award agreement) and automatic conversion into cash consideration; (4) a “fiduciary-out” provision that would permit Playa to respond to and accept an unsolicited superior offer and terminate the Purchase Agreement in certain circumstances, which termination would trigger a termination fee equal to 1.5% of Playa’s equity value if the proposal was received within 35 days of announcement of entry into agreement; (5) following the 35-day period referenced above, a termination fee equal to 2.5% of Playa’s equity value payable by Playa solely in the event that the Purchase Agreement was terminated to accept a superior offer; and (6) an 8-month end date, as such date might be extend pursuant to mutual consent of the parties to the Purchase Agreement.

From December 27, 2024 until February 9, 2025, Playa and its legal and financial advisors responded to legal, financial and operational due diligence inquiries from Parent and its legal and financial advisors and conducted various due diligence calls with Parent and its legal and financial representatives. In addition, during this period Parent engaged with (a) potential financing sources to negotiate the terms of certain debt commitment letters associated with a potential acquisition of Playa and (b) potential real estate buyers in connection with the potential acquisition of Playa’s owned real estate (with any such acquisition being conditioned on Parent consummating an acquisition of Playa). The discussions with potential real estate buyers involved the provision of due diligence information to such parties and discussion of high-level terms associated with a potential real estate sale.

On January 8, 2025, representatives of Hogan Lovells and Latham, as well as representatives of Loyens & Loeff N.V. (“Loyens”), Parent’s Dutch counsel, and NautaDutilh N.V. (“Nauta”), Playa’s Dutch counsel, discussed via videoconference the proposed structure of the acquisition of Playa by Parent as reflected in the draft Purchase Agreement and possible alternative transaction structures.

On January 12, 2025, representatives of Latham distributed a revised draft of the Purchase Agreement to representatives of Hogan Lovells. The revised draft proposed various changes, including: (1) a requirement that Playa provide tender and support agreements from all directors and officers, as well as any shareholders who appoint directors; (2) revisions to the transaction structure and deal protection provisions; (3) expansion of the restrictions on Playa’s interim operations; (4) the addition of a termination right in the event of Playa’s material breach of the no-solicitation covenant (in which case the termination fee would apply); (5) the addition of a requirement that Playa pay Parent’s reasonable and documented out-of-pocket costs and expenses (uncapped) in the event that the Purchase Agreement terminates in certain circumstances (the “expense reimbursement provision”); (6) the deletion of the 35-day period giving rise to a two-tier termination fee structure; and (7) an increase of the termination fee to 3.75% of Playa’s equity value.

On January 13, 2025, Hogan Lovells delivered draft disclosure schedules to the Purchase Agreement to Latham. Also on January 13, 2025, Playa and Parent entered into a clean team confidentiality agreement to enable Playa to share with Parent certain competitively sensitive information. Between January 21, 2025 and February 9, 2025, Hogan Lovells and Latham negotiated the disclosure schedules.

On January 14, 2025, representatives of Hogan Lovells and Latham discussed via videoconference tax issues related to the originally proposed transaction structure and alternative structures that may address such issues.

On January 20, 2025, the 30th day of the exclusivity period, representatives of BDT & MSD contacted representatives of PJT Partners via telephone to discuss status of the transaction negotiations, including the per share purchase price that would be paid to Playa shareholders. Representatives of BDT & MSD stated that, based on additional due diligence conducted by Parent during the exclusivity period, Parent was willing to pay a purchase price of $13.50 per share of Playa (subject to resolution of other transaction terms).

On January 23, 2025, Hogan Lovells distributed a revised draft of the Purchase Agreement to Latham. The revised draft proposed various changes, including: (1) the narrowing of Playa’s obligation to deliver tender and support agreements to only certain directors and officers; (2) revisions to the transaction structure and deal protection provisions that were more favorable to Playa; (3) the narrowing of the restrictions on Playa’s interim operations; (4) the deletion of a termination right, subject to payment of the termination fee by Playa, in the event of Playa’s material breach of the no solicitation covenant; (5) the deletion of the expense reimbursement provision; and (6) the reinsertion of the 35-day period associated with the two-tier termination fee structure, with such termination fees equal 1.75% or 2.75% of Playa’s equity value, depending on whether the agreement was terminated during the initial 35-day period.

On January 23, 2025, Playa executives and Parent executives discussed via videoconference Playa’s plans for soliciting the support of its significant shareholders for any proposed transaction.

On January 24, 2025, representatives of Hogan Lovells and Latham negotiated via videoconference the terms of the Purchase Agreement. Also on January 24, 2025, representatives of Latham sent to representatives of Hogan Lovells an initial draft of the form of tender and support agreement.

On January 28, 2025 and January 29, 2025, representatives of Parent requested an extension of the exclusivity agreement.

On January 29, 2025, representatives of Latham distributed a revised draft of the Purchase Agreement to representatives of Hogan Lovells. The revised draft proposed various changes, including: (1) revisions to the transaction structure based on previous discussions between representatives of Hogan Lovells and Latham; (2) revisions to the deal protection provisions; (3) the expansion of the restrictions on Playa’s interim operations; (4) the reinsertion of a termination right in the event of Playa’s material breach of the no solicitation covenant (in which case the termination fee would apply); (5) the reinsertion of the expense reimbursement provision, subject to a cap at 1% of the equity value; (6) the deletion of the two-tier termination fee structure; (7) an increase of the termination fee to 3.5% of Playa’s equity value; and (8) changes to the treatment of unvested equity awards such that those equity awards would be converted into a corresponding award covering a number of shares of Parent Class A common stock rather than a cash payment.

On January 29, 2025, Playa and PJT Partners executed an engagement letter.

On January 29, 2025, a representative of Parent informed representatives of PJT Partners that it had received non-binding indications of interest for the purchase of Playa’s owned real estate portfolio in the event Parent successfully consummated an acquisition of Playa. Such indications were preliminary in nature and subject to the potential buyers’ continued due diligence in all respects. A representative of Parent provided a high-level summary of terms of the non-binding indications of interest, which Parent later confirmed in writing to Playa on January 31, 2025.

On February 1, 2025, representatives of Hogan Lovells distributed a revised draft of the Purchase Agreement to representatives of Latham. The revised draft proposed various changes, including: (1) revisions to the transaction structure; (2) revisions to the deal protection provisions; (3) the narrowing of restrictions on Playa’s interim operations; (4) the deletion of a termination right in the event Playa’s material breach of the non-solicitation covenant; (5) the deletion of the expense reimbursement provision; (6) a decrease of the termination fee to 3.0% of Playa’s equity value; and (7) a reversion to the original construct with respect to the treatment of unvested equity awards such that all equity awards would be converted to a cash payment.

On February 2, 2025, the Transaction Committee held a meeting by videoconference. All members of the Transaction Committee participated along with all other non-conflicted directors, Mr. Wardinski and certain other members of Playa management and representatives of Hogan Lovells and Nauta. A representative of Nauta provided the directors a summary of their fiduciary duties under Dutch law. Representatives of PJT Partners reviewed the strategic process to date and reviewed certain preliminary financial information regarding the proposed transaction with Parent, including preliminary and illustrative financial information relating to the non-binding indications of interest Parent received related to the sale of Playa’s owned real estate portfolio in the event Parent acquired Playa. Taking into account this additional information and other factors, the Transaction Committee determined not to propose an increase in the proposed purchase price. Representatives of PJT Partners also confirmed that despite the public announcement on December 23, 2024 that Playa was considering strategic alternatives, PJT Partners had not received any inquiries from new potential bidders or enhanced bids from Party G or Party A. A representative of Hogan Lovells provided a summary of the Purchase Agreement and tender and support agreement negotiations and expressed the view that all remaining issues could be resolved relatively quickly given the progress to date. Mr. Wardinski provided a summary of the potential impact of the transaction on Playa’s stakeholders, other than its shareholders, including its employees, creditors and customers. At the meeting the Transaction Committee approved an extension of the exclusivity agreement for one week.

Later on February 2, 2025, representatives of Hogan Lovells and Latham negotiated via videoconference the terms of the Purchase Agreement, and Playa and Parent executed an amendment to the exclusivity agreement to extend the exclusivity period to February 10, 2025. On February 3, 2025, Parent filed an amended Schedule 13D with the SEC regarding the extension of the exclusivity agreement and Playa issued a press release regarding the same.

On February 4, 2025, representatives of Latham distributed a revised draft of the Purchase Agreement and the tender and support agreement to representatives of Hogan Lovells. The revised draft proposed various changes, including: (1) revisions to the deal protection terms; (2) the expansion of restrictions on Playa’s interim operations; (3) the reinsertion of a termination right in the event of Playa’s willful breach of the non-solicitation covenant (in which case the termination fee would apply); (4) the reinsertion of the expense reimbursement provision, subject to a cap at 1% of the equity value; (5) a reinsertion of a termination fee equal to 3.5% of Playa’s equity value; and (6) reinsertion of Parent’s proposed treatment of Playa unvested equity awards, which would be converted into a corresponding award covering a number of shares of Parent Class A common stock rather than a cash payment.

On February 4, 2025, Mr. Peterson met with Mr. Khimji, in his capacity as a Playa director, to discuss confidentially Playa’s strategic review process and discussions with Parent. Mr. Peterson discussed the process by which the Transaction Committee and the Playa Board would consider and approve any resulting transaction with Parent. Mr. Peterson advised that in the event of a transaction with Parent, each officer and director, including Mr. Khimji, would be asked to execute a tender and support agreement in favor of the transaction. Messrs. Peterson and Khimji discussed the process by which Mr. Khimji could evaluate whether he would vote on the transaction as a director or enter into a tender and support agreement in his capacity as a shareholder.

On February 5, 2025, Mr. Wardinski and Mr. Hoplamazian negotiated via telephone the remaining open material business terms of the Purchase Agreement, including agreeing that the amount of the termination fee would be 3.25% of Playa’s equity value, that it would be payable in the event of, among other things, a willful breach of the non-solicitation covenant by Playa, that Playa’s obligation to pay a portion of Parent’s expenses in certain circumstances (including in the event the minimum tender offer threshold was not satisfied or if certain resolutions were not passed at Playa’s shareholders meeting), would be capped at $8 million, and that unvested Playa equity awards at the closing of the transaction would be assumed by Parent and exchanged for corresponding Parent equity awards for Playa employees who would continue as Parent employees, and converted into cash for certain non-continuing employees.

On February 5, 2025, on behalf of and at the direction of Playa, representatives of PJT Partners discussed via telephone with Mr. Khimji, in his capacity as a director, information he would need in order to determine whether to support the transaction with Parent. After Mr. Khimji confirmed that neither he nor Party A was currently pursuing an acquisition of Playa, representatives of PJT Partners provided a summary of the strategic review process, the negotiation with Parent regarding price, and the negotiation of the Purchase Agreement. Mr. Khimji requested additional financial information regarding the proposed Parent transaction.

On February 6, 2025, representatives of Hogan Lovells distributed a revised draft of the Purchase Agreement to representatives of Latham, reflecting, among other changes, the agreed upon points from the conversations between Mr. Wardinski and Mr. Hoplamazian, as well changes to the scope of the interim operating covenants, deal protection provisions, and termination provisions.

On February 6, 2025, on behalf of and at the direction of Playa, representatives of PJT Partners provided via telephone additional financial information related to the proposed transaction with Parent to Mr. Khimji to assist him in evaluating whether he would support the transaction.

On February 6, 2025, Parent held a regularly-scheduled meeting of its Board of Directors (the “Parent Board”). Representatives from Parent management, BDT & MSD and Latham participated in the meeting. Members of Parent management described the status of negotiations with Playa and the key terms of the proposed transaction. A representative from BDT & MSD provided an overview of the financial aspects of the proposed transaction, and representatives from Latham answered questions regarding certain of the transaction terms. Following discussion of such matters, the Parent Board unanimously approved the execution by Parent of the Purchase Agreement on terms described to the Parent Board (and such other terms as may thereafter be negotiated by Parent management) and the performance by Parent of the transactions set forth therein.

On February 7, 2025, representatives of Latham distributed a revised draft of the Purchase Agreement to representatives of Hogan Lovells. The revised draft proposed various changes, including: (1) revisions to the treatment of equity awards provisions; (2) additional restrictions on capital expenditures of Playa during the pre-closing period; and (3) the addition of a covenant that Playa deliver certain real estate due diligence materials within a specified period of time after signing the Purchase Agreement. Thereafter and continuing until February 9, 2025, Playa, with the assistance of representatives of Hogan Lovells, and Parent, with the assistance of representatives of Latham, continued to negotiate the terms of the proposed Purchase Agreement and other transaction documents and exchanged and discussed various drafts of the documents.

On February 8, 2025, representatives of each of Playa and Parent discussed via telephone the remaining issues in the Purchase Agreement, including the treatment of employee equity awards, the provision of real estate due diligence information and capital expenditures during the pre-closing period.

Also on February 8, 2025, Mr. Hymel provided via telephone additional financial information to Mr. Khimji related to the proposed transaction with Parent to assist him in evaluating whether to support the proposed transaction with Parent. Representatives of PJT Partners also joined the call. Later on February 8, 2025, Mr. Khimji advised Mr. Peterson that he intended to recuse himself from the Playa Board meeting scheduled for the next day and that while he generally supported the proposed transaction, he needed additional time and information to consider whether to support the proposed transaction.

On February 9, 2025, the Transaction Committee held a meeting by videoconference. All members of the Transaction Committee participated along with all other directors except Mr. Khimji. Also participating were Mr. Wardinski, certain other members of Playa management and representatives of each of PJT Partners, Hogan Lovells and Nauta. A representative of Hogan Lovells provided a summary of negotiated changes to the Purchase Agreement since the February 2, 2025 Transaction Committee meeting and confirmed there were no material open issues. Representatives of PJT Partners confirmed that PJT Partners was prepared to render an opinion to the Playa Board related to the consideration to be received by holders of ordinary shares in the proposed transaction. Following a discussion, the Transaction Committee unanimously approved recommending that the Playa Board (i) determine that, on the terms and subject to the conditions set forth in the Purchase Agreement, the Purchase Agreement and the transactions are in the best interests of Playa and the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders, (ii) approve the execution of the Purchase Agreement by Playa and the performance by Playa of the transactions set forth therein, (iii) resolve, subject to the terms and conditions set forth in the Purchase Agreement, to support the tender offer and the other transactions provided for in the Purchase Agreement and to recommend acceptance of the tender offer by Playa’s shareholders and to recommend that Playa’s shareholders vote in favor of approval and adoption of the matters proposed for adoption at the EGM, and (iv) resolve that Playa shall pursue the transactions contemplated by the Purchase Agreement on the terms of and subject to the provisions of the Purchase Agreement.

Following the adjournment of the Transaction Committee meeting, the Playa Board held a meeting, at which members of Playa management and representatives of each of PJT Partners, Hogan Lovells and Nauta were present. A representative of Nauta provided the Playa Board with a summary of its fiduciary duties under Dutch law and provided an update analysis of the proposed transaction on various stakeholders. A representative of PJT Partners provided a summary of the process to date and provided an updated financial analysis of the proposed terms of the transaction. At the request of the Playa Board, representatives of PJT Partners reviewed its financial analyses in connection with the proposed transaction. At the request of the Playa Board, representatives of PJT Partners then rendered its oral opinion to the Playa Board (which was subsequently confirmed in writing) that, as of the date thereof and based upon and subject to, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by PJT Partners in connection with the opinion (which are stated in its written opinion), the proposed tender offer price of $13.50 per share, in cash and without interest, to be received by the tendering holders of ordinary shares (other than Parent and any of its affiliates or subsidiaries) in the proposed transaction was fair to such holders from a financial point of view. The full text of PJT Partners’ written opinion, which describes, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by PJT Partners in connection with the opinion, is attached as Annex A to the Schedule 14D-9. The Playa Board, with the advice and assistance of its financial advisor and outside legal counsel and Playa’s management team, evaluated and discussed the material terms of the Purchase Agreement and the transactions contemplated thereby as well as the value and significant premium provided by the proposed tender price. Following these presentations and discussions, the Playa Board, by a vote of the directors in attendance (which directors constituted the entire Playa Board, other than Mr. Khimji), (i) determined that, on the terms and subject to the conditions set forth in the Purchase Agreement, the Purchase Agreement and the transactions provided for therein are in the best interests of Playa and the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders, (ii) approved the execution of the Purchase Agreement by Playa and the performance by Playa of the transactions provided for therein, (iii) resolved, subject to the terms and conditions set forth in the Purchase Agreement, to support the Offer and the other transactions contemplated by the Purchase Agreement and recommended acceptance of the Offer by Playa’s shareholders and recommended that Playa’s shareholders vote in favor of approval and adoption of the matters proposed for adoption at the EGM, (iv) resolved that Playa shall pursue the transactions provided for in the Purchase Agreement on the terms of and subject to the provisions of the Purchase Agreement, and (v) resolved that the officers and directors of Playa are authorized and directed to, among other things, finalize and execute the Purchase Agreement and related documentation and to take all actions necessary relating to the EGM.

On the evening of February 9, 2025, Playa and Parent executed and delivered the Purchase Agreement.

Also on February 9, 2025, the management teams of each of Playa and Parent, together with their respective legal and financial advisors, reviewed and discussed a communications plan to be implemented in connection with the execution of the Purchase Agreement.

On the morning of February 10, 2025, prior to the opening of trading of Playa’s ordinary shares and Parent’s Class A common stock, Playa and Parent each issued a press release publicly announcing the execution of the Purchase Agreement and the Offer. Also on February 10, 2025, Parent entered into exclusive negotiations with a potential real estate buyer for Playa’s owned real estate portfolio. Such negotiations remain ongoing, and there is no certainty that an agreement for a real estate sale transaction will be entered into with such party (or consummated), and the terms of any such transaction have not yet been finalized (and Parent does not expect to provide any further public statement thereon unless required by applicable law or regulation).

12.	The Transaction Agreements.

Purchase Agreement

The following summary of certain provisions of the Purchase Agreement, and all provisions of the Purchase Agreement discussed herein are qualified in their entirety by reference to the Purchase Agreement itself, a copy of which is filed as Exhibit (d)(1) of the Schedule TO and is incorporated herein by reference. Shareholders should read the Purchase Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Purchase Agreement.

This summary of the Purchase Agreement has been included to provide you with information regarding the Purchase Agreement’s terms. It is not intended to provide any other factual disclosures about Parent, Buyer,

Playa, or their respective affiliates. The Purchase Agreement contains representations, warranties, agreements, and covenants that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations, warranties, agreements, and covenants are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by disclosure schedules delivered by Playa to Buyer in connection with the Purchase Agreement (the “Disclosure Schedules”). The representations, warranties, agreements, and covenants in the Purchase Agreement were made for the purpose of allocating contractual risk between the parties thereto and governing contractual rights and relationships between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders of Parent or Playa. In reviewing the representations, warranties, agreements and covenants contained in the Purchase Agreement or any descriptions thereof in this Offer to Purchase, it is important to bear in mind that such representations, warranties, agreements, and covenants or any descriptions thereof were not intended by the parties to the Purchase Agreement to be characterizations of the actual state of facts or conditions of Parent, Buyer, Playa, or their respective affiliates. Moreover, information concerning the subject matter of the representations, warranties, agreements, and covenants may have changed since the date of the Purchase Agreement and may change after the date hereof, and such subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, such representations, warranties, agreements and covenants or descriptions thereof should not be read alone and should instead be read in conjunction with the other information provided herein and contained in the reports, statements, and filings that Parent and Playa publicly file.

Tender Offer

Pursuant to the terms of the Purchase Agreement, Buyer agreed to commence a tender offer to purchase all of the issued and outstanding Shares at a purchase price of $13.50 per share payable in cash (the “Offer Consideration”), less any applicable withholding taxes and without interest, to the holders thereof, as promptly as reasonably practicable after the date of the Purchase Agreement but in no event later than February 24, 2025 (the “Offer”). The obligations of Buyer to pay for any Shares validly tendered and not properly withdrawn pursuant to the Offer are subject to the satisfaction or waiver of the Offer Conditions described below. In accordance with the terms and conditions of the Purchase Agreement and subject to the satisfaction or waiver of the Offer Conditions, Buyer must accept for payment (such time, the “Acceptance Time”) and promptly following the Expiration Time (but in any event within three business days thereafter), pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (the “Closing”). Buyer may elect, at any time and in its sole discretion, to waive, in whole or in part, any of the Offer Conditions and to change the terms or conditions of the Offer, except that Buyer cannot do any of the following without the prior written consent of Playa:

•	waive or change the Minimum Condition (except that the 80% threshold included therein may be lowered to 75% in certain circumstances pursuant to the Purchase Agreement);

•	decrease the Offer Consideration;

•	change the form of consideration to be paid in the Offer;

•	decrease the maximum number of Shares sought to be purchased in the Offer;

•	extend or otherwise change the Expiration Time, except as otherwise expressly provided in the Purchase Agreement; or

•	impose additional Offer Conditions or otherwise amend, modify or supplement any of the Offer Conditions or terms of the Offer in a manner adverse to the holders of Shares.

The Purchase Agreement provides that the Offer will initially expire at 5:00 p.m., New York City time, or at such other time as the Parties may mutually agree, on the later date of (i) 21 business days following the commencement of the Offer and (ii) six business days after the date of the EGM (such initial expiration date and time of the Offer, the “Initial Expiration Time”), or, if the Offer has been extended pursuant to and in accordance with the Purchase Agreement, the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later expiration date and time to which the Offer has been extended, the “Expiration Time”).

The Offer, which Buyer commenced on February 24, 2025, will expire at 5:00 p.m., New York City time on April 25, 2025, unless earlier terminated or extended in accordance with the Purchase Agreement.

Pursuant to the Purchase Agreement, Buyer may or must, as applicable, extend the Offer from time to time as follows:

•	Buyer must extend the Offer for the minimum period as required by any SEC rule, there staff thereof, or the NASDAQ applicable to the Offer;

•

If, at any then-scheduled expiration time of the Offer (a “Scheduled Expiration Time”), any of the Offer Conditions has not been (A) satisfied or (B) waived by Buyer (to the extent permissible under the Purchase Agreement and applicable law), then Buyer must extend the Offer, in each case in a consecutive period of up to 10 business days (with each such period to end at 5:00 p.m., New York City time on the last business day of such period) (or such other duration as may be agreed to by Buyer and Playa) until such time as the Offer Condition(s) have been satisfied; provided, that if Buyer determines in good faith, after consultation with its outside legal counsel, that at any then-scheduled Expiration Time, the Government Impediment Condition is not reasonably likely to be satisfied within such 10 business day extension period, then Buyer may instead extend the Offer on such occasion for up to 20 business days; provided further, that (x) Buyer is not required to extend the Offer to a date later than the End Date and (y) if Buyer has already extended the Offer on three or more occasions, and at a given Scheduled Expiration Time all Offer Conditions other than the Minimum Condition (or the Minimum Condition and certain other specified Offer Conditions) have been satisfied or waived, Buyer is not required to (but may elect to) extend the Offer on any additional occasions; or

•	Buyer may extend the Offer to such other date and time as may be mutually agreed by Parent and Playa in writing.

Following the Expiration Time, Buyer must provide a subsequent offering period (“Subsequent Offering Period”) of five business days, in which event Buyer will (A) give the required notice of such Subsequent Offering Period and (B) immediately accept for payment and promptly pay for all Shares validly tendered during such Subsequent Offering Period (in each case, within three business days of tender thereof). The final date on which Shares tendered during the Subsequent Offering Period are accepted for payment and paid for is known as the “Subsequent Closing Date.”

The Offer may not be terminated prior to the Initial Expiration Time or the then scheduled Expiration Time unless the Purchase Agreement is validly terminated. If the Purchase Agreement is validly terminated pursuant to its terms, Buyer will promptly terminate the Offer and not acquire any Shares.

Treatment of Equity Awards

The Purchase Agreement provides for the following treatment of Playa equity awards upon the payment by Buyer for all Shares tendered in the Offer prior to the Expiration Time:

Each Playa Restricted Share that remains subject to one or more vesting conditions and each Playa RSU that remains subject to one or more vesting conditions, in each case, held by any non-executive director of Playa and certain non-continuing employees to be determined by Parent as a Terminating Award will become fully vested (with each Terminating Award that vests based on achievement of one or more performance goals vesting at either (i) target performance or (ii) the greater of actual and target performance, in each case, in accordance with the applicable award agreement memorializing such Terminating Award consistent with the relevant provisions applicable in contexts in which the Terminating Award is not assumed) and will be automatically converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying the Offer Consideration by the total number of vested Shares subject to such Terminating Award as of immediately prior to the Closing. In addition, any such Terminating Awards granted in 2024 will vest at the applicable maximum performance level. The applicable amounts will be paid through Playa’s payroll as soon as practicable but in no event later than five business days after the Closing.

Each Continuing Award, or award of Playa Restricted Shares and each award of Playa RSUs that is unvested and that remains issued and outstanding as of immediately prior to the Closing and that is not a Terminating Award, will be assumed by Parent and converted into a corresponding award of restricted stock units covering a number of shares of Parent Class A common stock (rounded up to the nearest whole number of shares) equal to the product obtained by multiplying (i) (A) for each time-based Continuing Award, the number of shares subject to such Continuing Award as of immediately prior to the Closing or (B) for each performance-based Continuing Award, the number of shares subject to such Continuing Award determined either (1) as though the greater of target performance or actual performance has been achieved as of the Closing, or (2) as though target performance has been achieved, in each case, as determined by and in accordance with the award agreement evidencing such Continuing Award by (ii) the quotient of (a) the average closing price per Share, as reported on the NASDAQ and by Bloomberg L.P., for the 20 trading days ending on the trading day immediately preceding the date of the Closing, divided by (b) the average closing price per share for Parent Class A common stock, as reported on NYSE and by Bloomberg L.P., for the 20 trading days ending on the trading day immediately preceding the date of the Closing (each resulting award covering Parent Class A common stock, an “Assumed Award”). Each Assumed Award will continue to be subject to, the same terms and conditions as applied to the corresponding Continuing Award as of immediately prior to the Closing (including dividend or dividend equivalent rights, as applicable but excluding any performance criteria), except that upon the termination of employment or service of an Assumed Award holder without “cause” or upon a termination of employment by the Assumed Award holder for “good reason,” either (i) within twelve (12) months following the Closing for any such Assumed Award holder who is not a part of a group of certain identified Playa employees or (ii) within twenty-four (24) months following the Closing for any such Assumed Award holder who is a part of a group of certain identified Playa employees, in either case such holder’s Assumed Awards will, subject to his or her timely execution of an effective release and waiver, vest in full and any post-vesting or other contractual holding periods will lapse.

Extraordinary General Meeting Resolutions to Be Adopted

The Purchase Agreement provides that Playa will hold the EGM to (i) provide information regarding the Offer; (ii) adopt one or more resolutions effective upon the Acceptance Time to provide full and final discharge to each member of the Playa Board for acts of management or supervision, as applicable, up to and including the date of the EGM to the fullest extent permitted under applicable law; (iii) adopt one or more resolutions effective upon the Closing to appoint the Buyer Directors to replace the resigning members of the Playa Board and, if applicable, remove any members of the Playa Board who will not have irrevocably tendered their resignation prior to the convocation of the EGM (collectively, the “Director Resolutions”); and (iv) adopt resolutions to, subject to (A) the Acceptance Time having occurred and the Subsequent Offering Period having expired and (B) the number of Shares validly tendered in accordance with the terms of the Offer (including Shares tendered during the Subsequent Offering Period) and not properly withdrawn, together with the Shares owned by Parent or any of its affiliates, representing at least 80% of Playa’s issued and outstanding share capital (or, if Buyer has reduced the Minimum Condition, then 75% of Playa’s issued and outstanding share capital), excluding, for the avoidance of doubt, any Shares held by Playa in treasury (the “Tender Threshold”): (1) enter into the Triangular Merger; and (2) approve, to the extent required under applicable law, also within the meaning of Section 2:107a of the Dutch Civil Code (the “DCC”), the Cancellation (the “Back-End Resolutions”).

Back-End Transactions

If (i) the Back-End Resolutions are adopted, (ii) the Tender Threshold has been achieved, and (iii) the Subsequent Offering Period has expired, then beginning on the final date on which Shares tendered during the Subsequent Offering Period are accepted for payment and paid for (the “Subsequent Closing Date”), Parent and Buyer must effectuate, or cause to be effectuated, and Playa and its subsidiaries must effectuate, if permissible under applicable law, the Back-End Transactions as follows:

•	prior to the Triangular Merger becoming effective, Playa will, in its capacity as sole shareholder of New TopCo, resolve to effectuate the Cancellation;

•	Playa, New TopCo and New Merger Sub will execute the notarial deed effecting the Triangular Merger no later than 23:59, local time, on the Subsequent Closing Date;

•

promptly after the Triangular Merger becomes effective but prior to the Cancellation becoming effective, Buyer will grant the Loan to New TopCo for an amount in cash made available to New TopCo as immediately available funds equal to the product of (A) the number of New TopCo A Shares that will be issued and outstanding at the effective time of the Cancellation and (B) the Offer Consideration (such product being the amount needed for New TopCo to make the repayment and distribution to the holders of New TopCo A Shares as part of the Cancellation);

•

after the granting of the Loan but prior to the effective time of the Cancellation, the management board of New TopCo will resolve on approving the Cancellation in accordance with applicable law, provided that the management board of New TopCo at such time does not know nor reasonably foresee that following the Cancellation New TopCo cannot continue to pay its due and payable debts; and

•	subject to the foregoing steps having been completed, the Cancellation will become effective at 00:30, local time, on the date that the Triangular Merger becomes effective.

Requested Transactions

Pursuant to the Purchase Agreement, Parent has the option, in its sole discretion and without requiring the consent of Playa or its shareholders (subject to any consents required by law), upon reasonable notice to Playa, to direct that Playa on the date in which Closing occurs (but subject to actual consummation of the Closing), sell or cause to be sold (i) all or any portion of the equity securities owned by Playa in one or more Playa subsidiaries at a price designated by Parent, and/or (ii) all or any portion of the assets of Playa or one or more of its subsidiaries at a price designated by Parent (clauses (i) and (ii) being “Requested Transactions”); provided that:

•	none of the Requested Transactions will delay or prevent the Closing or the expiration of the Subsequent Offering Period;

•

the Requested Transactions will be implemented as close as possible to the Closing (only after Parent and Buyer have confirmed in writing that all of the Offer Conditions have been satisfied or waived (to the extent permissible) and that Parent and Buyer are prepared to proceed with the Closing on the date in which Closing is scheduled to occur) (it being understood that in any event the Requested Transactions may, at Parent’s or Buyer’s election, be deemed to have occurred immediately prior to the consummation of such Closing);

•	neither Playa nor any subsidiary will be required to take any action in contravention of any laws, Playa’s organizational documents or any material Playa contract;

•

the consummation of any such Requested Transactions will be contingent upon the Tender Threshold having been achieved, the other Offer Conditions having been satisfied (or at the option of Parent or Buyer, waived) and the Closing having occurred; and

•

the Requested Transactions (or the inability to complete the Requested Transactions) will not affect or modify the obligations of Parent or Buyer under the Purchase Agreement, including their obligations to complete the Closing and pay the Offer Consideration promptly following the Expiration Time in accordance with the Purchase Agreement.

In the event that the Purchase Agreement is terminated prior to the Closing, Parent will, upon Playa’s request, reimburse Playa for all reasonable documented out-of-pocket costs and expenses incurred by Playa or any subsidiary in connection with any actions taken by Playa. Parent and Buyer also agree to indemnify and hold harmless Playa, its subsidiaries and its and their representatives from and against any and all liabilities suffered or incurred in connection with or as a result of taking any such actions, in each case prior to the Closing and except to the extent arising from any willful misconduct, gross negligence, bad faith or fraud.

Representations and Warranties

In the Purchase Agreement, Playa has made customary representations and warranties to Parent and Buyer that are subject to specified exemptions and qualifications contained in the Purchase Agreement and the Disclosure Schedules and to certain disclosures in Playa’s SEC filings publicly available at least two business days prior to the date of the Purchase Agreement, including representations relating to, among other things: its organization, valid existence, and standing under the laws of the jurisdiction in which its business is being conducted; its corporate power and authority relative to the Purchase Agreement and the transactions contemplated by the Purchase Agreement, including the Offer and the Back-End Transactions; required governmental authorizations or filings or other consents and approvals; no violations of organizational documents; its capitalization; its subsidiaries; public SEC filings and financial statements; internal controls and procedures over disclosures and financial reporting; compliance of disclosure documents; the absence of certain changes or events; the absence of undisclosed liabilities; compliance with laws, including sanctions and anti-corruption laws; the absence of litigation; real property; intellectual property matters; tax matters; employee benefit plan matters; employee and labor matters; environmental matters; material contracts; financial advisor fees; the opinion of Playa’s financial advisor with respect to the fairness of the Offer Consideration; insurance; anti-takeover measures; the accuracy of information supplied for purposes of the Offer documents, the Schedule 14D-9 and the proxy statement; and related-party transactions. The representations and warranties in the Purchase Agreement made by Playa are, in certain cases, modified by “knowledge,” “materiality” and “Company Material Adverse Effect” qualifiers. For purposes of the Purchase Agreement, with respect to Playa, “knowledge” means the actual knowledge of certain employees of Playa, after reasonable inquiry of his or her direct reports. For purposes of the Purchase Agreement, “Company Material Adverse Effect” means an effect, event, state of facts, change, development, circumstance, condition or occurrence (each, an “Event”) that, individually or in the aggregate with other Events, (i) has had a material adverse effect on the business, financial condition, or results of operations of Playa and its subsidiaries, taken as a whole, or (ii) prevents or materially impairs the ability of Playa to consummate the Offer. Clause (i) of the definition of Company Material Adverse Effect excludes Events relating to or arising from:

(A)

the announcement, negotiation, pendency or consummation of the transactions contemplated by the Purchase Agreement (including any disruption in supplier, distributor, customer, partner, licensing or similar relationships or any loss of employees) (subject to certain exceptions);

(B)

general business, economic or political conditions in the United States, the Netherlands, Jamaica, the Dominican Republic, Mexico or any other country or region in the world in which Playa or any of its subsidiaries conducts business or conditions in the global economy in general;

(C)

any Event generally affecting any financial, debt, credit, capital, banking or securities markets or conditions, including any disruptions thereof and any decline in the price of any security or any market index and any changes in interest rates or foreign exchange rates;

(D)

any Event that generally affects the industries or segments thereof in which Playa or any of its subsidiaries operates, including any change in regulatory conditions or applicable laws or changes in the interpretation of such regulatory conditions or applicable laws by governmental authorities;

(E)

any action requested by Parent or Buyer in writing or that is otherwise required to be taken by, or the failure to take any action prohibited by, the Purchase Agreement (including any disruption in supplier, distributor, customer, partner, licensing or similar relationships, any loss of employees, the Requested

Transactions or any other act or Event arising from any action taken pursuant to the provisions summarized under “Requested Transactions” above);

(F)

any failure to meet projections, forecasts, or revenue or earning predictions for any period (it being understood that the underlying facts and circumstances giving rise to any such failure may, if not otherwise excluded from the definition of Company Material Adverse Effect, be deemed to constitute and may be taken into account in determining whether a Company Material Adverse Effect has occurred or will occur);

(G)

any change in accounting requirements or principles required by GAAP, Title 9 of Book 2 of the Dutch Civil Code or International Financial Accounting Standards (or the interpretation of the same) or required by any change in applicable law after the date of the Purchase Agreement;

(H)	any changes in laws or tariffs issued by any governmental authority after the date of the Purchase Agreement;

(I)	natural disasters or acts of nature; or

(J)

any national or international political, military or social conditions or changes in social or labor conditions or disruption, destruction or material damage to any material infrastructure, including (1) civil unrest, protests and public demonstrations and any responses thereto, (2) the engagement by the United States or any other country in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, including any ongoing conflict, and in each case, any escalations thereof, acts of armed hostility, sabotage, cyberattacks or other international or national calamity or any material worsening or escalation of such conditions, (3) the occurrence or the escalation of any military or terrorist attack upon the United States, Mexico, the Dominican Republic, Jamaica or any other country, or any of the territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, Mexico, the Dominican Republic or Jamaica or any other country, (4) any declaration by a governmental authority of a national emergency, (5) any flood, earthquake, hurricane or other natural disaster, weather-related conditions, explosions or fires in any country or region in the world, (6) any actual or potential sequester, stoppage, shutdown, default or similar Event by or involving any governmental authority, (7) any actual or potential break-up of any existing political or economic union of or within any country or countries or any actual or potential exit by any country or countries from, or suspension or termination of its or their membership in, any such political or economic union or (8) any epidemic, pandemic or disease outbreak (including the COVID-19 pandemic), or any applicable law issued by a governmental authority, the Centers for Disease Control and Prevention, the World Health Organization or other similar governmental body or other industry group providing for business closures, “sheltering-in-place,” curfews or other restrictions in response to an epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) or any change in such law, pronouncement or guideline or interpretation thereof following the date of Purchase Agreement or any material worsening of such conditions existing as of the date of the Purchase Agreement; provided, that any Event arising out of or attributable to matters described in any of clauses (B), (C), (D), (G), (H), and (J), other than (J)(5), will be taken into account for purposes of determining whether or not a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such Event disproportionately affects Playa and its subsidiaries, taken as a whole, as compared with other companies operating in the same industry or industries and markets in which Playa and its subsidiaries operate.

In the Purchase Agreement, Parent and Buyer have also made customary representations and warranties to Playa that are subject to specified exemptions and qualifications contained in the Purchase Agreement. Buyer’s representations and warranties are, in certain cases, modified by “knowledge,” “materiality,” and “Parent Material Adverse Effect.” For purposes of the Purchase Agreement, “Parent Material Adverse Effect” means any Event that prevents or materially impairs the ability of Parent or Buyer to consummate the transactions contemplated by the Purchase Agreement.

Buyer’s and Parent’s representations and warranties relate to, among other things: organization, valid existence and standing of Parent and Buyer; corporate power and authority in respect of the Purchase Agreement and the transactions contemplated by the Purchase Agreement; required governmental authorizations or filings or other consents and approvals; no violations of organizational documents; the accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9; the availability of sufficient funds to satisfy Buyer’s obligations under the Purchase Agreement; the ownership of Playa shares by Parent, Buyer or their subsidiaries; the absence of litigation; the absence of certain agreements with Playa shareholders; brokers fees; and foreign ownership.

None of the representations and warranties contained in the Purchase Agreement will survive the Acceptance Time.

Conduct of Playa Pending the Closing

From the date of the Purchase Agreement until the Closing or the earlier termination of the Purchase Agreement in accordance with its terms, except as (a) expressly required by the Purchase Agreement or (b) as may be consented to in advance by Parent or Buyer (such consent not to be unreasonably withheld, delayed or conditioned), Playa has agreed to, and to cause each of its subsidiaries to, (i) conduct its business in all material respects in the ordinary course and (ii) use its commercially reasonable efforts to preserve intact in all material respects its business organizations, ongoing businesses and material business relationships with suppliers, vendors, governmental authorities and other persons with which Playa has material business relationships and keep available the services of its present officers and key employees. From the date of the Purchase Agreement until the Closing or the earlier termination of the Purchase Agreement in accordance with its terms, except (w) to the extent required by law or the regulations or requirements of NASDAQ, (x) as expressly required by the Purchase Agreement, (y) as may be consented to in advance or in writing by Parent or Buyer (such consent not to be unreasonably withheld, delayed, or conditioned) or as may be directed by Parent in accordance with the Requested Transactions or (z) as set forth on a schedule to the Purchase Agreement, Playa will not, and will cause its subsidiaries not to:

1.

amend, adopt any amendment, or otherwise change (whether by merger, conversion or otherwise) any of the articles of association (statuten) and bylaws (reglementen), or equivalent organizational documents, operating agreements, limited liability or limited company agreements or partnership agreements, or similar organizational agreements, of Playa and its subsidiaries, as applicable, as amended and in effect on the date of Purchase Agreement;

2.	except as permitted by item 8 below,

•

(i) issue, pledge, dispose, grant, transfer, encumber (or otherwise cause to be subject to any lien), deliver, redeem, repurchase or sell, or authorize the issuance, pledge, disposition, grant, transfer, encumbrance (or subjection to any lien), delivery, redemption, repurchase of or sale of, any shares of capital stock or any other equity securities of Playa or any subsidiary, other than the settlement of Playa restricted stock units and the removal of restrictions for Playa restricted shares outstanding in each case, in accordance with the terms of such restricted stock units and restricted shares, as applicable, provided that, in the event that Playa is required to make a performance determination prior to the Closing, such determination will be made in the ordinary course of business, or

•	(ii) adjust or amend the rights of, or any term of, any shares of capital stock or any other equity securities of Playa or any subsidiary (including Playa equity awards);

3.	•	(i) acquire (whether by merger or consolidation, acquisition of stock or other securities or assets or by formation of a joint venture or otherwise) any other person or business or equity securities of any other person,

•

(ii) make any investment in any other person by purchase of stock or equity securities, contributions to capital or property transfers, except in each case of the foregoing clauses (i)-(ii), for acquisitions by Playa or any subsidiary from a Playa subsidiary, or

•	(iii) enter into any joint venture, partnership or profit sharing arrangement with any third party;

4.

sell, assign, transfer or dispose of, or effect a deed in lieu of foreclosure with respect to, any owned Playa property, or place or permit any lien thereupon (whether by asset acquisition, stock acquisition or otherwise, including by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner), except for permitted liens;

5.

amend, renew, extend, modify, terminate or waive any rights under, in each case, in any material respect, any real property lease, any Playa contract required to be listed on the Disclosure Schedules, any management agreement or any related-party agreement, except for (a) the exercise of any renewal or extension set forth in a real property lease or Playa contract (other than a franchise agreement) expiring between the date of the Purchase Agreement and the Closing to the extent such renewal or extension is for no more than one year from the date of such expiration and does not include any other material modifications; or (b) the entering into of any real property lease, any Playa contract that that if entered into prior to the date of the Purchase Agreement would be required to be listed on certain subsections of the Disclosure Schedules, any management agreement or any related-party agreement;

6.	•	(i) make any loans, advances or capital contributions to, or investments in, any other person, other than (A) solely among Playa and any of its wholly-owned subsidiaries or between any wholly-owned subsidiaries in each case in the ordinary course of business or (B) payment in respect of any key money or guarantee set forth on a schedule to the Purchase Agreement in accordance with the terms of the applicable management agreement in effect as of the date hereof, or

•

(ii) make, authorize or enter into any commitment for or incur any capital expenditures in excess of $5 million individually or $10 million in the aggregate; provided, however, that the foregoing clause (ii) will in no way prohibit Playa from making any necessary capital expenditures (a) in connection with an emergency or casualty at any Playa property, provided that such expenditures do not exceed $10 million with respect to such emergency or casualty event and are reasonably required in order to protect life, health, safety or property in the case of such emergency or casualty, or (b) subject to the terms of the Purchase Agreement, as described in Playa’s current capital expenditure plan;

7.	incur, create, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof (directly, contingently or otherwise), other than

•

(i) indebtedness incurred between Playa and any of its wholly-owned subsidiaries or between any of such wholly-owned subsidiaries or guarantees by Playa of indebtedness of any wholly-owned subsidiary of Playa, in each case in the ordinary course of business, and

•

(ii) indebtedness in the ordinary course of business pursuant to Playa’s existing credit agreement, in an amount not to exceed the amount of such indebtedness outstanding at execution of the Purchase Agreement;

8.	Except as required or expressly permitted by the terms of a Playa benefit plan (as in existence on the date of the Purchase Agreement), applicable law or the terms of any applicable labor agreement,

•

(i) increase the annualized compensation, benefits or perquisites of any current or former Playa service provider (other than annual increases in base salary or hourly wage rate, as applicable, (x) for any Playa service provider with a title below the level of senior vice president, regional vice president or general manager, (y) for Playa service providers with a title at or above the level of senior vice president, regional vice president or general manager who are located in the United States, so long as such increases do not to exceed 4% individually or in the aggregate and (z) for Playa service providers with a title at or above the level of senior vice president, regional vice president or general manager who are located outside of the United States, so long as such increases do not to exceed 6% individually or in the aggregate; provided that, for each of clauses (x)-(z), such increases are in the ordinary course of business of Playa and its subsidiaries, which includes any such increases associated with promotions or market-based adjustments that occur in the ordinary course of business of Playa and its subsidiaries),

•	(ii) grant any equity (or equity-based) award to any current or former Playa service provider,

•	(iii) grant any rights to severance, termination pay, retention or change in control benefit or agreement to any current or former Playa service provider,

•	(iv) establish, adopt, enter into, amend or terminate any Playa benefit plan or labor agreement except in order to comply with a duty to engage in collective bargaining and with notice to Buyer,

•	(v) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any Playa benefit plan,

•

(vi) change any actuarial or other assumptions used to calculate funding obligations with respect to any Playa benefit plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP,

•

(vii) amend or waive any performance or vesting criteria or accelerate the payment or vesting of any payment, equity or other incentive award or benefit provided or to be provided to any current or former Playa service provider,

•

(viii) hire or terminate (other than terminations for “cause”) any Playa service provider who is at the senior vice president, regional vice president or general manager level or promote or appoint any person to a position with a title of senior vice president, regional vice president, or general manager or higher, or

•	(ix) loan or advance any money or other property to any current or former Playa service provider;

9.	effectuate, engage in or provide notice of a “plant closing” or “mass layoff” or other similar material reduction in force or redundancy;

10.	either:

•	(A) cancel any material indebtedness (other than intercompany indebtedness canceled in compliance with applicable law);

•	(B) waive, release, grant, or transfer any material claim or right of material value or consent to the termination of any material claim or right of material value; or

•

(C) commence any legal action seeking an amount in excess of $5 million, except in connection with a breach of the Purchase Agreement or any other agreements contemplated by the Purchase Agreement or otherwise related to the transactions contemplated by the Purchase Agreement;

11.

waive, release, assign, settle, pay, discharge, satisfy or compromise any claims, liabilities, indebtedness or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise, and including as it relates to any action other than tax audits, which are addressed in item 14 below), other than waivers, releases, assignments, settlements or compromises in respect of actions that

•

(i) with respect to the payment of monetary damages, involve payment of monetary damages (excluding any portion of such payment payable under an insurance policy) that do not exceed $5 million individually or $10 million in the aggregate,

•	(ii) do not involve the imposition of any injunctive relief against Playa or any subsidiary, and

•

(iii) do not provide for any admission of liability by Playa or any subsidiary, other than liability that is immaterial in nature and does not involve any admission of criminal or fraudulent conduct, or

•

(iv) with respect to any action relating to the Purchase Agreement or the transactions related to the Purchase Agreement involving any present, former or purported shareholder in accordance with the Purchase Agreement;

12.

convene any general meeting (algemene vergadering) of the shareholders of Playa other than the EGM, Playa’s annual general meeting, or as otherwise permitted by the Purchase Agreement (unless Playa determines in good faith, after consultation with its outside legal counsel, that such a meeting is required by applicable law);

13.

make (i) any material change to its methods of accounting, except as required by a change in GAAP, Title 9 of Book 2 of the DCC or International Financial Accounting Standards, or (ii) any change to its accounting policies, principles or practices unless required by GAAP or the rules and regulations of the SEC;

14.	either:

•	(i) adopt (other than consistent with past practice or required by law) or change any material method of tax accounting, except as required by law,

•	(ii) settle or compromise any tax audit or other proceeding relating to a material amount of tax or enter into a closing agreement any similar or analogous agreement for with any tax authority,

•	(iii) make any entity classification election or make, change or revoke any other material tax election or file any material amended tax return,

•	(iv) agree or consent to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of taxes, or

•	(v) except as described in the Purchase Agreement, request a ruling from any tax authority relating to taxes;

15.	either:

•	(i) form any subsidiary (except, for the avoidance of doubt, as provided for in the Purchase Agreement),

•

(ii) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger or other reorganization of Playa or any subsidiary (other than as contemplated by the Purchase Agreement), as applicable,

•	(iii) adjust, split, combine, subdivide, exchange or reclassify any equity securities of Playa or any subsidiary,

•

(iv) declare, set aside or pay or make any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any equity securities of Playa or any subsidiary (except for dividends or distributions paid by any of its wholly-owned subsidiaries to Playa or other wholly-owned subsidiaries, in compliance with law),

•	(v) enter into any contract with respect to the voting or registration of its share capital or any other equity securities of Playa or any subsidiary, or

•

(vi) register the offer or sale of any class of debt or equity securities pursuant to the United States Securities Act of 1933, as amended, or otherwise subject any class of debt or equity securities to the periodic reporting requirements of the Exchange Act;

16.	either:

•	(i) enter into a new line of business outside of the business of Playa and its subsidiaries conducted as of the date of the Purchase Agreement,

•	(ii) discontinue or abandon or materially change any existing line of business of Playa and its subsidiaries, or

•	(iii) operate, manage or provide services under any brand other than those brands used in Playa’s and its subsidiaries’ business existing as of the date of the Purchase Agreement;

17.

fail to maintain in full force and effect, or fail to renew or replace with a comparable insurance policy (to the extent available on substantially the same terms, including price), any existing material insurance policy of Playa or any subsidiary; or

18.	agree, resolve, or commit to do any of the foregoing.

No Solicitation

Playa has agreed (a) not to, (b) to cause its subsidiaries and its and their respective directors, officers, employees with the title of senior vice president or above, financial advisors and investment bankers not to, (c) to instruct its and its subsidiaries’ other representatives not to, and will not authorize and will use its reasonable best efforts to cause such other representatives not to, and (d) not to publicly announce any intention to, directly or indirectly:

•

solicit, initiate, or knowingly facilitate or encourage (including by providing or making available personnel, non-public information or cooperation or assistance) any inquiries or the making of any proposal or offer that constitutes or would reasonably be expected to lead to, an Alternative Acquisition Proposal (as defined below);

•

other than directing persons to the non-solicitation covenant contained in the Purchase Agreement, enter into, continue or otherwise participate or engage in any discussions or negotiations, or otherwise knowingly cooperate or knowingly facilitate in any way any effort by any third party regarding or in furtherance of any Alternative Acquisition Proposal; or

•

authorize, execute or enter into any letter of intent, memorandum of understanding, agreement in principle, purchase agreement, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other contract (whether or not binding) with respect to an Alternative Acquisition Proposal.

Playa has also agreed that it will, and will cause each of its subsidiaries and its and their respective directors, officers, employees with the title of senior vice president or above, financial advisors and investment bankers to, and will direct its and its subsidiaries’ other representatives (and in any event use its reasonable best efforts to cause such other representatives) to, immediately cease and terminate any solicitations, discussions, negotiations or communications with any person conducted prior to the date of the Purchase Agreement with respect to any Alternative Acquisition Proposal, and has agreed not to release or waive any standstill obligations in any existing confidentiality agreements (other than in accordance with the terms of any standstill provision in effect as of the date of the Purchase Agreement).

Playa also agreed to promptly (but in any event no later than February 12, 2025) (i) request that each person that executed a confidentiality agreement prior to the date of the Purchase Agreement in connection with its consideration of any Alternative Acquisition Proposal return or destroy all confidential information furnished to or for the benefit of such person or its representatives prior to delivery of such request and (ii) terminate, or cause to be terminated, any data room or other diligence access of each such person and its representatives.

Prior to the Expiration Time, if Playa receives an unsolicited bona fide written Alternative Acquisition Proposal, Playa may, subject to certain specified conditions, take the following actions upon giving notice to Parent:

•	furnish non-public information with respect to Playa and its subsidiaries to the person or group making such Alternative Acquisition Proposal, provided that,

•

prior to furnishing or providing access to any such non-public information, it receives from such person or group an executed confidentiality agreement containing terms not less favorable in the aggregate to Playa as the terms contained in the existing confidentiality agreement between Parent and Playa are to Parent or Buyer, and which may not contain any exclusivity provision or other term that would restrict, in any manner, Playa’s ability to consummate the transactions contemplated by the Purchase Agreement or to comply with its disclosure or other obligations to Parent and Buyer pursuant to the Purchase Agreement, and

•

upon furnishing or providing access to such person or group (or its representatives), or as promptly as practicable after it is provided to such person or group (or its representatives) (but in any event within 36 hours thereafter), it furnishes such non-public information to Parent or Buyer, to the extent it has not previously done so; and

•	engage in, enter into or otherwise participate in discussions or negotiations with such person or group (and their representatives) with respect to such Alternative Acquisition Proposal.

Such actions are subject to (a) the Playa Board or a duly authorized committee of the Playa Board having determined in good faith, after consultation with its outside legal counsel and financial advisors, that (i) such Alternative Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below) and (ii) the failure to take such action would be inconsistent with the Playa directors’ fiduciary duties under the laws of the Netherlands and (b) the submission of such Alternative Acquisition Proposal not having resulted or arisen from a breach of Playa’s obligations under the non-solicit covenant in the Purchase Agreement (provided that Playa and the Playa Board, or a duly authorized committee thereof, may correspond in writing with a person who has actually submitted an Alternative Acquisition Proposal (and its representatives) to notify such person it requires clarification of the terms and conditions of such Alternative Acquisition Proposal and to request such clarification so as to determine whether such Alternative Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal (a “Clarification Request”), so long as Playa provides Parent with a copy of such Clarification Request within 36 hours of delivery).

Playa is required to provide Buyer and Parent as promptly as practicable (and in any event within 36 hours) after receipt of (w) any response to a Clarification Request, (x) any Alternative Acquisition Proposal, (y) any request for non-public information from a person under facts and circumstances that make it reasonably apparent that such person is considering making, has made, or intends to make an Alternative Acquisition Proposal, or (z) any request for non-public information from a person that informs Playa that it is considering making, has made, or intends to make, an Alternative Acquisition Proposal, in the case of clause (w), a copy of such response to the Clarification Request, and in all other cases, written notice of the material terms and conditions of such Alternative Acquisition Proposal or request and, the identity of the person or group making any such response, Alternative Acquisition Proposal or request if not previously provided. Commencing upon the provision of any notice referred to above and continuing until such response, Alternative Acquisition Proposal, or request is withdrawn, (a) Playa will keep Parent and Buyer reasonably apprised, on a reasonably current basis, of any material developments with respect to discussions and negotiations concerning any such Alternative Acquisition Proposal or request or inquiry (and within 36 hours of any change to the material terms thereof) and (b) Playa will, as promptly as practicable (and in any event within 36 hours following the receipt or delivery thereof), provide Parent and Buyer with copies of all written proposals or proposed transaction agreements (including any schedules, exhibits or attachments thereto), and all amendments thereto, in respect of such Alternative Acquisition Proposal.

For the purposes of the Purchase Agreement, an “Alternative Acquisition Proposal” means any inquiry, proposal, indication of interest, or offer from any person or “group” (within the meaning of Rule 13d-3 promulgated under the Exchange Act), other than Parent and its affiliates, relating to any of the following:

•

any merger, consolidation, share exchange or similar business combination transaction involving Playa or any of its subsidiaries that would result in such person or group beneficially owning (within the meaning of Rule 13d-3 promulgated under the Exchange Act), after giving effect to such transaction, more than 20% of the outstanding equity securities of Playa;

•

any sale, transfer or other disposition to such person or group of any of Playa’s or any of its subsidiaries’ assets (including stock or other ownership interests of a Playa subsidiary) representing more 20% of the assets of Playa and its subsidiaries on a consolidated basis (as determined on a fair market value basis);

•

any issuance, sale or other disposition by Playa of securities (or options, rights or warrants to purchase, or other securities convertible into or exercisable or exchangeable for, such securities) to such person or group representing more than 20% of the outstanding equity securities of Playa; or

•

any tender offer or exchange offer that, if consummated, would result in such person or group acquiring beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 20% of the outstanding equity securities of Playa, after giving effect to such transaction.

For the purposes of the Purchase Agreement, a “Superior Proposal” means a bona fide unsolicited written Alternative Acquisition Proposal that did not result from a violation of Playa’s obligations under the non-solicitation covenant in the Purchase Agreement, which the Playa Board has determined in good faith (after consultation with its outside legal counsel and financial advisors), taking into account all legal, financial, regulatory, financing, certainty, timing and other relevant aspects of the proposal and the person making the proposal (and taking into account any amendment or modification to the Purchase Agreement proposed by Parent or Buyer) is:

•	reasonably likely to be consummated; and

•	on balance more favorable to the interests of Playa and its shareholders, employees and other stakeholders than the transactions contemplated by the Purchase Agreement.

As used in the definition of “Superior Proposal,” “Alternative Acquisition Proposal” has the meaning assigned to it in its definition above, except that each reference to “20%” in such definition will instead be deemed to be a reference to “50%.”

Playa has agreed that neither the Playa Board, nor any committee of the Playa Board, will directly or indirectly:

(a)

withhold, withdraw, qualify, amend or modify in a manner adverse to Parent or Buyer, or publicly propose to withhold, withdraw, qualify, amend or modify in a manner adverse to Parent or Buyer, the Playa Board Recommendation or fail to make, or include in the applicable Playa disclosure documents, the Playa Board Recommendation or the approval, adoption, recommendation, or declaration of advisability by the Playa Board or any committee thereof, of the Purchase Agreement, of the Offer or any of the other transactions contemplated by the Purchase Agreement, or make any public statement inconsistent with the Playa Board Recommendation;

(b)

recommend, adopt, declare advisable, submit to a vote of Playa’s shareholders or approve, or propose publicly to recommend, adopt, declare advisable, submit to a vote of Playa’s shareholders or approve, any Alternative Acquisition Proposal;

(c)	publicly make any recommendation in connection with an Alternative Acquisition Proposal other than a recommendation against such proposal;

(d)

fail to publicly recommend against any Alternative Acquisition Proposal or fail to reaffirm the Playa Board Recommendation, in either case within 10 business days after such Alternative Acquisition Proposal is made public or after any reasonable, written request by Parent to do so (or, if earlier, by the third business day prior to the Scheduled Expiration Time or the EGM or a subsequent general meeting of Playa shareholders, as applicable); or

(e)	publicly propose to approve, recommend or permit any of the foregoing;

(any action described in clauses (a) through (e) above, an “Adverse Recommendation Change”).

In addition, Playa has agreed that neither the Playa Board, nor any committee of the Playa Board, will (i) approve, authorize, adopt or recommend, or enter into, or permit Playa or any subsidiary to enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, purchase agreement, acquisition agreement, option agreement joint venture agreement, partnership agreement, or other similar contract (other than a confidentiality agreement in compliance with Playa’s non-solicitation covenant in the Purchase Agreement) (a) relating to any Alternative Acquisition Proposal or any offer or proposal that would reasonably be expected to lead to an Alternative Acquisition Proposal or (b) requiring it (or that would require it) to abandon, terminate, or fail to consummate the transactions contemplated by the Purchase Agreement (an “Alternative Acquisition Agreement”) or (ii) publicly propose to approve, recommend or permit any of the foregoing.

Solely in response to a Superior Proposal received by the Playa Board after the date of the Purchase Agreement, the Playa Board may, at any time prior to the Expiration Time, make an Adverse Recommendation Change and thereafter validly terminate the Purchase Agreement in accordance with its terms to enter into a definitive agreement with respect to such Superior Proposal, if all of the following conditions are met:

(a)	Playa has not violated any of its obligations under the non-solicitation covenant in the Purchase Agreement in any material respect with respect to such Superior Proposal;

(b)

the Playa Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to effect an Adverse Recommendation Change and/or terminate the Purchase Agreement to enter into a definitive agreement in respect of such Superior Proposal would be inconsistent with the Playa directors’ fiduciary duties under the laws of the Netherlands;

(c)	Playa has provided Parent and Buyer at least four business days’ prior written notice, which states expressly:

•	that Playa has received a Superior Proposal;

•	the material terms and conditions of the Superior Proposal (including the consideration offered therein and the identity of the person or group making the Superior Proposal); and

•	that, subject to clause (d) below, the Playa Board has determined to effect an Adverse Recommendation Change and/or effect a Superior Proposal Termination (as defined below), as applicable;

(d)

Playa’s written notice described in clause (c) above appends, or Playa has contemporaneously provided an unredacted copy of, the most current version of the Alternative Acquisition Agreement (and all ancillary agreements thereto), and other material terms and conditions of such Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Superior Proposal will require a new notice two business days in advance);

(e)

prior to making such an Adverse Recommendation Change or effecting a Superior Proposal Termination, as applicable, unless otherwise requested in writing by Parent and Buyer, Playa has engaged in good faith negotiations with Parent and Buyer during the applicable notice period described above to amend the Purchase Agreement in a manner such that the relevant Alternative Acquisition Proposal ceases to constitute a Superior Proposal; and

(f)

no earlier than the end of the applicable notice period described above, the Playa Board has determined, in good faith, after consultation with its outside legal counsel and financial advisors, that, taking into account any revised terms of the Purchase Agreement proposed by Parent and Buyer, such Alternative Acquisition Proposal continues to constitute a Superior Proposal and that a failure to effect an Adverse Recommendation Change and/or effect a Superior Proposal Termination to enter into a definitive agreement in respect of such Superior Proposal would be inconsistent with the Playa directors’ fiduciary duties under the laws of the Netherlands.

In addition, the Playa Board may, upon the occurrence of any Intervening Event (as defined below), at any time prior to the Expiration Time, make an Adverse Recommendation Change only if all of the following conditions are met:

(a)	Playa has provided Parent and Buyer at least four business days’ prior written notice, which:

•	sets forth in reasonable detail information describing the Intervening Event and the rationale for the Adverse Recommendation Change; and

•	states expressly that, subject to clause (d) below, the Playa Board has determined to effect an Adverse Recommendation Change;

(b)

the Playa Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to effect an Adverse Recommendation Change would be inconsistent with the Playa directors’ fiduciary duties under the laws of the Netherlands;

(c)

prior to making such an Adverse Recommendation Change, unless otherwise requested by Parent and Buyer, Playa has engaged in good faith negotiations with Parent and Buyer during the notice period described in clause (a) above to amend the Purchase Agreement in response to the Intervening Event in such a manner that the failure of the Playa Board to effect an Adverse Recommendation Change in response to the Intervening Event in accordance with clause (d) below would no longer be inconsistent with the Playa directors’ fiduciary duties under the laws of the Netherlands; and

(d)

no earlier than the end of the notice period described in clause (a) above, the Playa Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, that, in light of such Intervening Event and taking into account any revised terms proposed by Parent and Buyer, the failure to effect an Adverse Recommendation Change would be inconsistent with the Playa directors’ fiduciary duties under the laws of the Netherlands.

For purposes of the above described terms of the Purchase Agreement, “Intervening Event” means a material event, development or change in circumstances occurring or arising after the date of the Purchase Agreement and prior to the Expiration Time, which was not known to the Playa Board (or if known, the consequences of which were not reasonably foreseeable to the Playa Board as of the date of the Purchase Agreement) and that did not arise as a result of any actions taken by Playa in breach of the Purchase Agreement, provided that in no event will any of the following constitute an “Intervening Event”: (1) the receipt, existence or terms of an Alternative Acquisition Proposal or any matter relating thereto or consequence thereof; (2) any change in the market price or trading volume of the Shares or any changes in the ratings or the ratings outlook for Playa or any of Playa’s subsidiaries; (3) the execution and delivery or announcement of the Purchase Agreement, or the identity of Parent or Buyer; or (4) the fact that Playa meets or exceeds any internal or published budgets, projections, forecasts or predictions of financial performance for any period. In certain cases of the foregoing clauses (2)-(4), the underlying cause or causes of such fact or change may constitute an Intervening Event.

The Purchase Agreement does not prohibit Playa or the Playa Board from (A) taking and disclosing to Playa shareholders a position contemplated by Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or by Rule 14e-2(a) promulgated under the Exchange Act or (B) making any disclosure to Playa’s shareholders that is required by law or if the Playa Board determines in good faith that the failure to make such disclosure would reasonably be expected to be inconsistent with its duties under law; provided that neither Playa nor the Playa Board is permitted to recommend that Playa’s shareholders tender any securities in connection with any tender offer or exchange offer that is an Alternative Acquisition Proposal or otherwise effect an Adverse Recommendation Change, except as permitted in the Purchase Agreement.

Financing Cooperation

Playa has agreed to, and to cause its subsidiaries to, and to cause its and their respective officers, employees and advisors to, reasonably cooperate in connection with the arrangement of financing for the transactions contemplated by the Purchase Agreement, provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Playa or its subsidiaries.

Each of Parent and Buyer have agreed to use reasonable best efforts to obtain financing in an amount sufficient, together with any other sources available to Parent and Buyer, to provide Buyer funds sufficient to consummate the transactions contemplated by the Purchase Agreement and to pay the related fees and expenses on the Closing. The obtaining of any financing is not a condition to the Closing. If financing has not been obtained, Parent and Buyer will continue to be obligated, prior to any valid termination of the Purchase Agreement, and subject to the fulfillment or waiver of the conditions of the Offer, to complete the Offer and consummate the transactions contemplated by the Purchase Agreement.

Further Action; Efforts

Buyer and Playa have each agreed to, and Parent has agreed to cause Buyer to, execute and deliver all deeds, assignments, instruments and assurances and do all other things reasonably necessary or desirable to consummate the transactions contemplated by the Purchase Agreement and to carry out the purposes and intent of the Purchase Agreement.

Playa, Parent, and Buyer have agreed to use their respective reasonable best efforts to consummate and make effective the transactions contemplated by the Purchase Agreement, including (a) promptly obtaining all authorizations, consents, orders, and approvals from any governmental authority or other entity that may be, or become, necessary for the performance of their respective obligations under the Purchase Agreement and to consummate the transactions contemplated by the Purchase Agreement, (b) taking all actions that may be requested by any such governmental authority to obtain such authorizations, consents, orders, and approvals, and (c) avoiding entry of any legal orders, or effecting the dissolution of any such legal orders, that would have the effect of preventing or materially delaying the consummation of the transactions contemplated by the Purchase Agreement. These efforts include, but are not limited to, (i) making all required filings with respect to the Ley Federal de Competencia Económica – Economic Competition Federal Law of Mexico and any other applicable antitrust laws within 15 business days of the date of the Purchase Agreement, and (ii) responding as promptly as reasonably practicable to any inquiries or requests received from any governmental authority in connection with antitrust or related matters.

Playa, Parent, and Buyer will consult and cooperate with one another and consider in good faith the views of one another in connection with any proceedings relating to antitrust laws, and each will provide to the other, in advance, any material written analyses, presentations, memoranda, briefs, and proposals made or submitted to any governmental authority in connection with such proceedings. Each party may (i) limit the disclosure of commercially sensitive portions of such materials to the outside counsel or consultants of the other parties or (ii) redact portions of such materials to the extent necessary to address reasonable privilege concerns.

Parent, Buyer and their respective subsidiaries are not required to, and Playa and its subsidiaries agree not to, without the prior consent of Parent, (i) agree to or proffer to sell, divest, hold separate, lease, license, transfer, dispose of, or otherwise encumber or impair or take any other action with respect to Parent’s, Buyer’s or any of their subsidiaries’ or Playa’s or any of its subsidiaries’ ability to own or operate any assets, properties, businesses or product lines of Parent, Buyer or their respective subsidiaries or any assets, properties, businesses or product lines of Playa or any of its subsidiaries; (ii) agree to structural, behavioral, or conduct relief with respect to the behavior of Parent, Buyer or Playa and any of their subsidiaries; or (iii) otherwise take any action that, in each case of clauses (i) through (iii), would or would reasonably be expected to, individually or in the aggregate, be material to Playa and its subsidiaries (taken as a whole), Parent and its subsidiaries (taken as a whole) or Playa, Parent and their respective subsidiaries (taken as a whole).

Employees and Employee Benefits

For a period beginning on the date of the Closing and ending on the first anniversary of such date, each employee of Playa or its subsidiaries as of immediately prior to the Closing who remains employed by Parent, Buyer or any of their affiliates immediately following the Closing (each, a “Continuing Employee”) will receive from Parent or Buyer (or their applicable affiliate) (i) a base salary or base wage rate, as applicable, that is no less than the base salary or base wage rate provided to such Continuing Employee immediately prior to the Closing, (ii) a target annual incentive opportunity (which may be in the form of cash and/or equity incentives as determined by Parent in its sole discretion) that is not less than the target annual cash incentive opportunity provided to such Continuing Employee immediately prior to the Closing and (iii) health, welfare and retirement benefits (excluding all defined benefit pension plans, post-retirement medical and welfare plans, equity and equity-based incentives, severance, retention, change in control or similar plans, policies or agreements) that are no less favorable, in the aggregate, than either those provided to (a) such Continuing Employee immediately prior to the Closing or (b) similarly situated employees of Parent, as determined by Parent in its sole discretion.

Parent will, and will cause each of its affiliates to, honor in accordance with their terms all Playa plans providing for severance or separation pay, employment terms, incentive, change in control or similar benefits, in any case, applicable to Continuing Employees to the extent in effect immediately prior to the Closing.

Each Continuing Employee will be credited with his or her years of service for purposes of eligibility, vesting and benefit level under any employee vacation, severance or paid time off benefit plan, program, policy, agreement or arrangement, or any retirement or savings plan of Parent, or its applicable affiliates (excluding benefit accrual under any defined benefit pension or similar arrangement), maintained by Parent and its affiliates in which such Continuing Employee is eligible to participate following the Closing to the same extent that such service was recognized under a corresponding Playa benefit plan and to the extent that there is no duplication of benefits.

In addition, Parent and its affiliates will use commercially reasonable efforts to waive all limitations as to any preexisting conditions, exclusions, waiting periods and service conditions with respect to participation and coverage requirements applicable to each Continuing Employee under any plans providing medical, dental, hospital, pharmaceutical or vision benefits that such Continuing Employee participates in after the Closing and honor any payments, charges and expenses of Continuing Employees that were applied toward the deductible and out-of-pocket maximums under the corresponding Playa benefit plan in satisfying any applicable deductibles, out-of-pocket maximums or co-payments prior to the Closing under a corresponding Parent benefit plan during the calendar year in which the Closing occurs.

Compensation Arrangements

Prior to the Acceptance Time, Playa (acting through the Playa Board) will take all steps that may be required to cause each employment compensation, severance or other employee benefit arrangement that has been or after the date of the Purchase Agreement will be entered into by Playa or any of its subsidiaries with any current or former Playa service provider and to ensure such arrangements fall with the safe harbor provisions of Rule 14d-10(d) under the Exchange Act. Promptly after Parent or any of its affiliates entering into any such arrangement with any current or future Playa service provide, Parent will provide to Playa all information concerning such arrangements as may reasonably be needed by Playa to comply with the terms of the Purchase Agreement.

Directors’ and Officers’ Indemnification and Insurance

For six years after the Closing, subject to certain specified exceptions, Parent will indemnify and hold harmless each of the managers, directors, officers, and fiduciaries under benefit plans of Playa or its subsidiaries (each, in such capacity, an “Indemnified Person”) in respect of acts or omissions taken or omitted to be taken by such Indemnified Persons prior to the date of the Closing, in each case to the fullest extent permitted by applicable law and under Playa’s and its subsidiaries’ organizational documents and indemnification agreement(s) with such Indemnified Person. In addition, Parent will honor Playa’s and its subsidiaries’ existing indemnification obligations in respect of such Indemnified Persons under Playa’s and its subsidiaries’ current organizational documents and indemnification agreements. Subject to certain specified conditions and limitations, Parent will advance expenses incurred in the defense of any action or investigation with respect to such matters subject to indemnification.

Prior to the Closing, Playa will obtain, and Parent will be obligated to maintain for six years following the Closing, a “tail” insurance policy for directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions of Indemnified Persons prior to the Closing, with the same coverage and amounts and containing terms and conditions, retentions and limits of liability that are no less favorable than, Playa’s existing insurance policy or policies in effect as of the date of the Purchase Agreement. If the total cost for such D&O Insurance exceeds 250% of the annual premium paid by Playa for the existing D&O Insurance for the 2024 fiscal year (the “Premium Cap”), and if Playa is unable to obtain the insurance for an amount equal to or less than the Premium

Cap, then Playa will only be required to obtain, and Parent will only be required to maintain for the specified period, a prepaid “tail” policy with the maximum coverage available for a total cost of the Premium Cap.

If Parent or Buyer (i) consolidates with or merges into any other person and is not the continuing or surviving entity or (ii) liquidates, dissolves or winds-up, or transfers all or substantially all of its properties and assets to any person, then, the surviving entity or transferee of such assets or property, as applicable, must assume the foregoing indemnification and insurance obligations.

Such terms will survive the Closing and may not be terminated or modified in any manner that is adverse to the Indemnified Persons, who are expressly agreed to be third-party beneficiaries of, and entitled to enforce, the foregoing indemnification and insurance obligations.

Transaction Litigation

Playa will promptly notify Parent and Buyer of any action brought, or, to Playa’s knowledge, threatened in writing, against Playa or any of its executive officers, the Playa Board or any member thereof, or any Playa subsidiary relating to the Purchase Agreement or the transactions contemplated thereby and will keep Parent and Buyer informed on a reasonably current basis with respect to the status thereof. Except as otherwise set forth in the Purchase Agreement with regards to regulatory approvals, Playa will control any action brought against Playa or any of its subsidiaries or their directors or officers relating in any way to the Purchase Agreement or the transactions contemplated thereby; provided that Playa will give Parent and Buyer the right to (a) reasonably participate in the defense and settlement of any such action against Playa, its directors or its officers relating to the Purchase Agreement or the transactions contemplated by the Purchase Agreement and (b) no such settlement will be agreed to without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed). Playa will promptly notify Parent and Buyer of any such litigation related to the Purchase Agreement or the transactions contemplated thereby brought, or threatened, against Playa, members of the Playa Board or any subsidiary of Playa and will keep Parent and Buyer informed on a reasonably current basis with respect to the status thereof. Parent will give prompt notice to Playa of any action commenced against Parent or Buyer relating to or involving Parent or Buyer that relates to the Purchase Agreement or the transactions contemplated by the Purchase Agreement.

Conditions to the Closing of the Offer

Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Parent’s and Buyer’s right and obligation to extend, terminate, amend and/or modify the Offer pursuant to the provisions of the Purchase Agreement, but subject to compliance with any applicable rules and regulations of the SEC, neither Parent nor Buyer will be required to accept for payment or pay for any Shares unless each of the following Offer Conditions has been satisfied or waived (to the extent such waiver is permitted by applicable law and the terms of the Purchase Agreement) as of the Expiration Time in accordance with the Purchase Agreement:

(a)	the Minimum Condition (including as the threshold therein may be reduced in accordance with its terms);

(b)	the Government Impediment Condition;

(c)

the representations and warranties of Playa in the Purchase Agreement are, as of the Expiration Time (or such earlier date as expressly specified therein), either, as applicable, (a) true and correct in all respects, (b) true and correct in all but de minimis respects, (c) true and correct in all material respects or (d) true and correct, except where the failure of such representations and warranties to be so true and correct (without regard to any qualifications or exceptions contained as to materiality or Company Material Adverse Effect) would not have a Company Material Adverse Effect;

(d)

Playa has performed or complied with, in all material respects, each of the obligations, agreements and covenants it is required to comply with or perform under the Purchase Agreement at or prior to the Expiration Time;

(e)	the Material Adverse Effect Condition;

(f)	the directors who are being replaced have resigned or been dismissed, by Playa’s general meeting, from the Playa Board in accordance with the Purchase Agreement;

(g)	the Governance Resolutions Condition;

(h)

Playa has delivered to Buyer a certificate signed by an executive officer of Playa dated as of the Expiration Time certifying that the conditions to the Offer specified in (c), (d), and (e) above have been satisfied; and

(i)	the Termination Condition.

The foregoing conditions are for the sole benefit of Parent and Buyer and may be asserted by Parent or Buyer regardless of the circumstances giving rise to any such conditions and, other than the Minimum Condition, may be waived, subject to applicable, by Parent or Buyer in whole or in part at any time and from time to time in their sole discretion, in each case, subject to the terms of the Agreement. The foregoing conditions are in addition to, and not a limitation of, the rights and obligations of Parent or Buyer to extend, terminate, amend and/or modify the Offer in accordance with the terms and conditions of the Purchase Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Buyer at any time to exercise any of the foregoing rights is not to be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. In addition, each of the foregoing conditions is independent of any of the other foregoing conditions, and the exclusion of any event from a particular condition does not mean that such event may not be included in another condition. However, Buyer will not, and Parent will cause Buyer not to (without the prior written consent of Playa): (a) waive or change the Minimum Condition (except to the extent contemplated under the Purchase Agreement); (b) decrease the Offer Consideration; (c) change the form of consideration to be paid in the Offer; (d) decrease the number of Shares sought in the Offer; (e) extend or otherwise change the Expiration Time (except as provided in the Purchase Agreement); or (f) impose additional conditions to the Offer or otherwise amend, modify or supplement any of the conditions to the Offer or terms of the Offer in a manner adverse to Playa shareholders.

Termination of the Purchase Agreement

The Purchase Agreement may be terminated and the transactions contemplated by the Purchase Agreement may be abandoned at any time prior to the Acceptance Time:

•	by mutual written consent of Playa and Parent;

•	by either Playa or Parent, if:

•

the Acceptance Time has not occurred on or before 11:59 p.m., New York City time, on October 9, 2025 (an “End Date Termination”) as such date may be extended pursuant to the mutual written consent of Parent and Playa (the “End Date”), provided that the End Date Termination will not be available to any party that is in breach of, or which has breached, the Purchase Agreement where such breach proximately caused the failure of the Acceptance Time to occur by the End Date;

•

the Legal Restraints Condition (as defined below) is not satisfied and the applicable law or order has become final, permanent and non-appealable (a “Restraints Termination”), provided that the party seeking to exercise the Restraints Termination must have complied in all material respects with its obligations under the Purchase Agreement summarized under “Regulatory Approvals; Efforts” above; or

•

the Offer has expired in accordance with its terms, without all of the conditions to the Offer having been satisfied, and has not been extended by Buyer (a “Condition Failure Termination”), provided that the Condition Failure Termination will not be available to any party if such party is in breach of, or has breached, the Purchase Agreement where such breach proximately caused the

Offer to expire without all of the conditions to the Offer having been satisfied, and will not be available to Parent if Buyer has not extended the Offer in circumstances where Buyer was required to extend the Offer under the Purchase Agreement;

•	by Parent:

•

if, prior to the purchase of any Shares pursuant to the Offer, Playa breaches any of its representations or warranties or fails to perform any of its covenants, obligations or agreements set forth in the Purchase Agreement (other than a willful breach of its obligations contained in the non-solicitation covenant in the Purchase Agreement), which breach or failure, individually or in the aggregate, would result in any of the conditions to the Offer not being satisfied and such breach or failure by its nature cannot be cured or has not been cured by the earlier of (a) the second business day immediately prior to the End Date or (b) 30 days after receipt by Playa of written notice of such breach or failure (a “Playa Breach Termination”), provided that a Playa Breach Termination will not be available if Parent is at that time in material breach of its representations or warranties or then materially failing to perform its covenants, obligations or agreements under the Purchase Agreement;

•

following an Adverse Recommendation Change or a willful breach of any of Playa’s obligations under the non-solicitation covenant in the Purchase Agreement, which are summarized under “No Solicitation” above; or

•

if the EGM has been held and been concluded and the (i) Director Resolutions have not been adopted or (ii) the resolutions related to the Back-End Transactions have not been adopted, in each case at the EGM or a subsequent EGM (or any adjournment or postponement thereof) at which a vote on such approval was taken (an “EGM Termination”); provided that Parent will not be entitled to terminate the Purchase Agreement pursuant to the EGM Termination if a subsequent EGM has been held and concluded at which the Director Resolutions and the resolutions related to the Back-End Transactions (or whichever of the foregoing was not approved at the EGM) have been adopted;

•	by Playa:

•

in order to concurrently with or immediately following such termination enter into a definitive agreement with respect to a Superior Proposal subject to, and in accordance with, the terms and conditions of the non-solicitation covenant in the Purchase Agreement; provided, that (i) substantially concurrently with such termination, Playa pays the Termination Compensation (as defined below) and (ii) Playa has not breached any of its obligations under the non-solicitation covenant in the Purchase Agreement in any material respect with respect to such Superior Proposal (a “Superior Proposal Termination”);

•

if Parent or Buyer breaches any of its representations or warranties or fails to perform any of its covenants, obligations or agreements set forth in the Purchase Agreement, which breach or failure (A) would result in any of the conditions to the Offer not being satisfied and (B) such breach or failure by its nature cannot be cured or has not been cured by the earlier of the second business day immediately prior to the End Date or 30 days after receipt by Parent of written notice of such breach or failure (a “Buyer Breach Termination”), provided that a Buyer Breach Termination will not be available if Playa is at that time in material breach of its representations or warranties or then materially failing to perform its covenants, obligations or agreements under the Purchase Agreement; or

•

if (A) the Acceptance Time has occurred, (B) Parent and Buyer have failed to pay or cause to be paid (by delivery of funds to the depositary for the Offer) for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (and excluding any Shares that may have been tendered as of such time during the Subsequent Offering Period) to the extent required under the Purchase Agreement, (C) Playa delivers written notice to Parent demanding that Parent or Buyer make (or cause to be made) such payment and (D) Parent or Buyer fail to make (or cause to be made) such payment within three business days of receiving such notice.

Effect of Termination. If the Purchase Agreement is validly terminated in accordance with its terms, notice of such termination will be given to the non-terminating party or parties specifying the provision of the Purchase Agreement pursuant to which such termination is made. Subject to certain specified exceptions, the Purchase Agreement will immediately become void and of no effect, without any liability on the part of any party to the Purchase Agreement (or its directors, officers, employees, shareholders, representatives, agents or advisors). Certain provisions of the Purchase Agreement, including provisions restricting public disclosure of the transactions contemplated by the Purchase Agreement and governing termination of the Purchase Agreement (and certain other miscellaneous provisions) will survive termination of the agreement. In addition, no party to the Purchase Agreement will be relieved of any liability for damages resulting from such party’s fraud (in the event another party is finally determined by a court of competent jurisdiction to have committed fraud against such party) or willful breach of the Purchase Agreement prior to such termination. Termination of the Purchase Agreement will not affect the existing confidentiality agreement between Parent and Playa, which will continue in accordance with its terms.

Termination Payments. In the event that the Purchase Agreement is terminated pursuant to the End Date Termination or the Condition Failure Termination (in each case, in the event that the Minimum Condition and/or the Governance Resolutions Condition have not been satisfied as at the time of such termination) or pursuant to the EGM Termination, Playa will reimburse Parent for up to $8 million of the reasonable and documented out-of-pocket costs and expenses incurred by or on behalf of Parent or Buyer in connection with the transactions contemplated by the Purchase Agreement (the “Expense Reimbursement”). In addition, Playa has agreed to pay Parent a fixed termination compensation of approximately $56.3 million (the “Termination Compensation”) if:

•	Playa terminates the Purchase Agreement pursuant to a Superior Proposal Termination;

•

Parent terminates the Purchase Agreement due to an Adverse Recommendation Change or willful breach by Playa of any of Playa’s obligations under the non-solicitation covenant in the Purchase Agreement; or

•	The following occurs:

(A)	an Alternative Acquisition Proposal has been publicly made or otherwise becomes generally known to the public prior to the Acceptance Time,

(B)

thereafter, the Purchase Agreement is validly terminated by (1) Playa or Parent pursuant to an End Date Termination, (2) Playa or Parent pursuant to a Condition Failure Termination and the Minimum Condition has not been satisfied as of the Expiration Time (provided that the Government Impediment Condition has been satisfied as of such date) or (3) Parent pursuant to a Playa Breach Termination or an EGM Termination, and

(C)

prior to the date that is 12 months following the date of such termination, Playa enters into a definitive agreement with any third party with respect to, or consummates, any transaction of the type described in the definition of Alternative Acquisition Proposal (provided that, for purposes of the foregoing, any reference in such definition to 20% will instead be deemed a reference to 50%).

Governing Law; Exclusive Forum

The Purchase Agreement, and any claims or causes of action that may be based on, arise out of or relate to the Purchase Agreement or the transactions contemplated by the Purchase Agreement or the negotiation, execution, performance, non-performance, interpretation, termination or construction of the Purchase Agreement, will be governed by and construed in accordance with Delaware law, without regard to choice or conflict of law principles, except in the case of any matters concerning or implicating the Playa Board’s fiduciary duties. Any such matters concerning or implicating the Playa Board’s fiduciary duties will be governed by and construed in accordance with the applicable fiduciary duty laws of the Netherlands.

Under the Purchase Agreement, each of Parent, Buyer and Playa (a) irrevocably and unconditionally submitted to the personal jurisdiction of the Court of Chancery of the State of Delaware (or, only if such court declines to accept jurisdiction over a particular matter, then of the United States District Court for the District of Delaware, or if jurisdiction is not then available in the United States District Court for the District of Delaware (but only in such event), then of any Delaware state court sitting in New Castle County) and any appellate court from any of such courts (the “Chosen Courts”), (b) agreed that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Chosen Court, (c) agreed that any actions arising in connection with or relating to the Purchase Agreement or the transactions contemplated thereby will be brought, tried, and determined only in the Chosen Courts, (d) waived any claim of improper venue or any claim that the Chosen Courts are an inconvenient forum, and (e) agreed that it will not bring any action relating to the Purchase Agreement or the transactions contemplated by the Purchase Agreement in any court other than the Chosen Courts.

Specific Performance

The parties to the Purchase Agreement have agreed that money damages would be both incalculable and an insufficient remedy for any breach of the Purchase Agreement by such party and that any such breach would cause the other party irreparable harm. In addition, he parties to the Purchase Agreement agreed that in the event of a breach or threatened breach of the Purchase Agreement, each other party will be entitled to equitable relief, including in the form of injunctions and orders for specific performance, in addition to all other remedies available to such other party at law or in equity.

Tender and Support Agreements

Concurrently with the execution of the Purchase Agreement, in order to induce Playa, Parent and Buyer to enter into the Purchase Agreement, Playa’s executive officers, consisting of Bruce D. Wardinski (Chairman and Chief Executive Officer), Ryan Hymel (EVP and Chief Financial Officer), Greg Maliassas (EVP and Chief Operating Officer), Tracy M.J. Colden (EVP and General Counsel), Fernando Mulet (EVP and Chief Investment Officer) and Dayna Blank (EVP and Chief People Officer), and certain of Playa’s directors, consisting of Hal Stanley Jones, Elizabeth Lieberman, Jeanmarie Cooney, Maria M. Miller, Leticia Navarro and Karl I. Peterson (together, the “Support Shareholders”) entered into separate Tender and Support Agreements with Playa. Shares owned or controlled by the Support Shareholders and subject to the Tender and Support Agreements comprise, in the aggregate, approximately 9.8% of the outstanding Shares. Subject to the terms and conditions of the Tender and Support Agreements, the Support Shareholders have agreed, among other things, to tender their respective Shares in the Offer and to vote in favor of all resolutions proposed for adoption by Playa shareholders in accordance with the Offer’s terms at the EGM or a subsequent Extraordinary General Meeting. The Support Shareholders have also agreed (a) not to tender their Shares or vote in favor of an Alternative Acquisition Proposal and (b) not to solicit competing proposals or transfer any of their Shares without the prior written consent of Playa (subject to certain permitted exceptions). The Tender and Support Agreements will terminate upon the Closing or an earlier termination of the Purchase Agreement.

13.	Purpose of the Offer; Back-End Transactions; Plans for Playa.

Purpose of the Offer. The purpose of the Offer is for Buyer to acquire all Shares so that Buyer will own and control all of Playa’s business, operations and assets. The Back-End Transactions are designed to allow Buyer to accomplish its objective of owning 100% of Playa’s business, in the event that less than all outstanding Shares have been tendered and purchased pursuant to the Offer or during the Subsequent Offering Period. If the Closing occurs, Buyer will consummate the Back-End Transactions as described below.

Following the Expiration Time, Buyer will provide for the Subsequent Offering Period of five business days in accordance with Rule 14d-11 under the Exchange Act and in accordance with the Purchase Agreement. The purpose of the Subsequent Offering Period is to offer to acquire outstanding Shares that were not tendered pursuant to the Offer.

If the Offer is to be consummated, Buyer, Parent and Playa intend to cause the Playa Board as of the Closing to be comprised of no more than seven directors, (i) two of whom will be independent, non-executive directors as mutually agreed upon by Buyer and Playa and (ii) the remainder of whom will be designated by Parent and Buyer.

After the Closing and the Subsequent Closing Date, Buyer intends to cause the Delisting. As a result, we anticipate that there will not be an active trading market for the Shares. In addition, after the Delisting, Buyer intends to cause Playa to terminate the registration of the Shares under the Exchange Act as promptly as practicable and take steps to cause the suspension of the reporting obligations with respect to Playa’s Shares with the SEC.

If you tender your Shares pursuant to the Offer or during the Subsequent Offering Period, you will cease to have any equity interest in Playa or any right to participate in its earnings and future growth. If you do not tender your Shares, you also will no longer have an equity interest in Playa as a result of consummation of the Back-End Transactions. Similarly, after tendering your Shares pursuant to the Offer or during the Subsequent Offering Period, you will not bear the risk of any decrease in the value of Playa.

Back-End Transactions. Beginning on the Subsequent Closing Date, subject to certain conditions, we are required to effectuate, or cause to be effectuated, and Playa and its subsidiaries shall effectuate, if permissible under applicable law, the Back-End Transactions:

•	prior to the Triangular Merger becoming effective, Playa shall, in its capacity as sole shareholder of New TopCo, resolve to effectuate the Cancellation;

•	Playa, New TopCo and New Merger Sub shall execute the notarial deed effecting the Triangular Merger no later than 23:59, local time, on the closing date of the Subsequent Offering Period;

•	promptly after the Triangular Merger becomes effective but prior to the Cancellation becoming effective, Buyer shall grant the Loan;

•

after the granting of the Loan but prior to the effective time of the Cancellation, the management board of New TopCo shall resolve on approving the Cancellation in accordance with applicable law, provided that the management board of New TopCo at such time does not know nor reasonably foresee that following the Cancellation New TopCo cannot continue to pay its due and payable debts; and

•	subject to the foregoing steps having been completed, the Cancellation shall become effective at 0:30, local time, on the date that the Triangular Merger becomes effective.

Upon consummation of the Back-End Transactions, each Minority Shareholder will receive an amount in cash equal to the Cancellation Consideration, less any applicable withholding taxes, including any Dutch dividend withholding tax due in respect of the Cancellation, and without interest. See Section 6—“Material Dutch Tax Consequences”.

As a result, New TopCo will be a wholly-owned subsidiary of Buyer, and Parent will indirectly own and control all of Playa’s business, operations and assets.

Plans for Playa. We are conducting a detailed review of Playa and, among other things, its assets, corporate structure, capitalization, indebtedness, operations, properties, and policies, and will consider which changes would be desirable in light of the circumstances that exist upon completion of the Offer, the Subsequent Offering Period, and the Back-End Transactions. We will continue to review the business and operations of Playa during the pendency of the Offer and after the consummation of the Offer, the Subsequent Offering Period, and the Back-End Transactions to determine what changes, if any, would be desirable following the Offer, the Subsequent Offering Period, and the Back-End Transactions to enhance the business and operations of Playa. Possible changes could include changes in Playa’s business, operations, capitalization, or indebtedness. In addition, we may cause Playa to engage in certain extraordinary corporate transactions, such as reorganizations, mergers, or sales or purchases of a material amount of Playa’s assets if we decide that such transactions are in the best interest of Playa and Parent upon such review. In particular, as disclosed in “Section 11—Background of the Offer; Past Contracts or Negotiation with Playa”, we intend to dispose of Playa’s owned real estate in one or more sales to one or more third party purchasers. Parent has had discussions with various potential real estate purchasers during its period of exclusive negotiations with Playa, and is currently in exclusive negotiations with a potential purchaser. There is no certainty that an agreement for a real estate sale transaction will be entered into with any such purchaser (or consummated), and the terms of any such transaction have not yet been determined.

Parent and Buyer have informed Playa that they or their affiliates have engaged, will engage and/or will continue to engage in discussions with certain executive officers of Playa with respect to potential employment and compensation arrangements to be effective following the Subsequent Closing Date, but no definitive agreements or arrangements have been entered into as of the date of this Offer to Purchase between Parent or Buyer, any of their respective affiliates and any such executive officers.

Except as disclosed in this Offer to Purchase, we do not have any present plan or proposal that would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Playa, the purchase, sale or transfer of a material amount of Playa’s assets, any material change in Playa’s capitalization or dividend rate or policy or indebtedness, or any other material change in Playa’s corporate structure or business.

14.	Certain Effects of the Offer.

Market for Shares. If the Offer is consummated (meaning we will have acquired a number of Shares that satisfies the Minimum Condition and that the other conditions to the Back-End Transactions have been satisfied or waived), then, in accordance with the terms of the Purchase Agreement, we will effect the Back-End Transactions beginning on the Subsequent Closing Date. As a result of the Back-End Transactions (and the delisting and deregistration of the Shares), there will be no public or other market for the Shares.

Stock Exchange Listing. The Shares are currently listed on NASDAQ. Parent, Buyer and Playa have agreed to take, or cause to be taken, all actions reasonably necessary, proper or advisable prior to the Acceptance Time to delist the Shares from NASDAQ as promptly as practicable after the Closing. We expect to consummate the Back-End Transactions beginning on the Subsequent Closing Date (i.e., on the final date on which Shares tendered during the Subsequent Offering Period are accepted for payment and paid for) and that Playa will no longer be publicly traded thereafter.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which designation has the effect, among other effects, of allowing brokers to extend credit on the collateral of Shares. Depending upon factors similar to those described above regarding the market for Shares and stock quotations, it is possible that, following the Offer, Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. The registration of the Shares may be terminated upon application by Playa to the SEC if Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of Shares under the Exchange Act would substantially reduce the information required to be furnished by Playa to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Playa, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Playa and persons holding “restricted securities” of Playa to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired. If registration of Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on the NASDAQ as described above. Parent and Buyer currently intend to cause Playa to terminate the registration of Shares under the Exchange Act (and as permitted by applicable law, the requirement to make filings under the Exchange Act) after the delisting of the Shares.

15.	Dividends and Distributions.

The Purchase Agreement provides that, from the date of the Purchase Agreement until the earlier of the Closing and the termination of the Purchase Agreement, neither Playa nor any of its subsidiaries will declare, set aside or pay or make any dividend or other distribution (whether in cash, shares or property) in respect of any of its equity securities except for dividends or distributions paid by any of Playa’s wholly-owned subsidiaries to Playa or any of its wholly-owned subsidiaries.

16.	Conditions of the Offer.

Notwithstanding any other provisions of the Offer and in addition to (and not in limitation of) Parent’s and Buyer’s right and obligation to extend, terminate, amend and/or modify the Offer pursuant to the provisions of the Purchase Agreement, but subject to compliance with any applicable rules and regulations of the SEC, neither Parent nor Buyer will be required to accept for payment or pay for any Shares validly tendered and not properly withdrawn pursuant to the Offer unless all of the conditions set forth below (collectively, the “Offer Conditions”) are satisfied or waived (to the extent such waiver is permitted by applicable law and the terms of the Purchase Agreement) as of the Expiration Time:

A. immediately prior to the expiration of the Offer (as extended in accordance with the Purchase Agreement) the number of Shares validly tendered, and not validly withdrawn (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time), together with any Shares then owned by Parent or its affiliates, equals at least 80% of Playa’s issued and outstanding share capital immediately prior to the Expiration Time (the “Minimum Condition”) (or, under certain circumstances specified below, 75% of Playa’s issued and outstanding share capital immediately prior to the Expiration Time);

B. no applicable law or order (whether temporary, preliminary or permanent), entered, enacted, promulgated, enforced or issued by any court or other governmental authority of competent jurisdiction shall be in effect that prohibits, renders illegal or enjoins, the consummation of the Offer, the Back-End Transactions (or any component thereof), or the other transactions contemplated by the Purchase Agreement or that imposes a condition or requires a remedy that Buyer is not required to accept or agree to under the Purchase Agreement (the “Legal Restraints Condition”);

C. the representations and warranties of Playa in the Purchase Agreement are, as of the Expiration Time (or such earlier date as specified therein), either, as applicable, (i) true and correct in all respects, (ii) true and correct in all but de minimis respects, (iii) true and correct in all material respects or (iv) true and correct except where the failure of such representations and warranties to be so true and correct (without regard to any qualifications or exceptions contained as to materiality or Company Material Adverse Effect (as defined in the Purchase Agreement)) would not have a Company Material Adverse Effect;

D. Playa shall have performed or complied with, in all material respects, each of the obligations, agreements and covenants under the Purchase Agreement that are required to be performed or complied with by it at or prior to the Expiration Time;

E. since February 9, 2025, there shall not have been any event, circumstance or condition that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in the Purchase Agreement) (the “Material Adverse Effect Condition”);

F. the resignations or dismissal, by a general meeting of Playa, of the members of the Playa Board as contemplated by the Purchase Agreement shall have been obtained;

G. the Governance Resolutions and the Back-End Transaction Resolutions (each as defined in the Purchase Agreement) shall have been adopted at the EGM or a subsequent EGM and shall not have been revoked, modified or amended in any way at any general meeting of Playa held after the EGM or the relevant subsequent EGM, as applicable (the “Governance Resolutions Condition”);

H. Playa shall have delivered to Buyer a certificate signed by an executive officer of Playa, dated as of the Expiration Time, certifying that the Offer Conditions specified in paragraphs (C), (D) and (E) above have been satisfied;

I. the approvals relating to anti-competition filings under Ley Federal de Competencia Económica—Economic Competition Federal Law of Mexico and any other applicable laws relating to antitrust or competition regulation, or the expiration or termination of their respective waiting periods, including any extensions (collectively, the “Required Approvals” and together with the Legal Restraints Condition, the “Government Impediment Condition”); and

J. the Purchase Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

If the Minimum Condition is unsatisfied immediately prior to the Expiration Time, but all other Offer Conditions are satisfied or waived (other than the Governance Resolutions Condition or the conditions described in paragraphs (F), (G) or (H) above) and Buyer has extended the Offer on three or more occasions in consecutive periods of 10 business days, Buyer may elect to change the Minimum Condition to 75% of Playa’s issued and outstanding share capital immediately prior to the Expiration Time. In the event the Minimum Condition is changed to 75%, Buyer will provide written notice to Playa, amend the Schedule TO and comply with any necessary extension obligations for the Offer required by applicable law, rule, regulation, interpretation or position of the SEC or NASDAQ. Changing the Minimum Condition to 75% will have no impact on the ability to complete the Back-End Transactions.

The foregoing conditions are for the sole benefit of Parent and Buyer and may be asserted by Parent or Buyer and, other than the Minimum Condition, may be waived, subject to applicable law, by Parent or Buyer in whole or in part at any time and from time to time in their sole discretion, in each case, subject to the terms of the Purchase Agreement. The foregoing conditions constitute all of the conditions which must have been satisfied or waived (to the extent such waiver is permitted by applicable law and the terms of the Purchase Agreement) as of the Expiration Time in accordance with the Purchase Agreement; provided that such conditions do not limit the rights and obligations of Parent or Buyer to extend, terminate, amend and/or modify the Offer in accordance with the terms and conditions of the Purchase Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Buyer at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. In addition, each of the foregoing conditions is independent of any of the other foregoing conditions; the exclusion of any event from a particular condition does not mean that such event may not be included in another condition.

17.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 17 based on its examination of publicly available information filed by Playa with the SEC, other publicly available information concerning Playa and other information made available to Buyer by Playa, Buyer is not aware of any governmental license or regulatory permit that appears to be material to Playa’s business that might be adversely affected by Buyer’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Buyer or Parent as contemplated herein. Should any such approval or other action be required, Buyer currently contemplates that such approval or other action will be sought. While Buyer does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Playa’s business, any of which under certain conditions specified in the Purchase Agreement could cause Buyer to elect to terminate the Offer without the purchase of Shares thereunder. See Section 16—“Conditions of the Offer”.

Anti-Takeover Measures. Playa and the Playa Board (and any applicable committees thereof) will take all actions within their power and authority necessary so no anti-takeover or similar provision, measure or law (including any that would qualify as a “beschermingsmaatregel” under the laws of the Netherlands) that may be invoked or implemented by Playa (or any of its affiliates) or by a third party pursuant to applicable law or a right granted to such third party by Playa (or any of its affiliates) has been implemented by Playa or any of its affiliates, nor will an anti-takeover measure apply with respect to the transactions contemplated by the Purchase Agreement.

United States Antitrust Laws. Based on a review of the information currently available relating to the countries and businesses in which Playa and Parent are engaged, Parent and Buyer are not aware of any material filing or approval in the United States that is required in order to consummate the Offer and the Back-End Transactions.

Foreign Competition Law Filings. Playa and Parent and certain of their respective affiliates conduct business in several countries outside of the United States. Based on a review of the information currently available about the businesses in which Buyer, Playa and their respective affiliates are engaged, Buyer and Playa have determined that, at a minimum, one or more filings with the Ley Federal de Competencia Económica – Economic Competition Federal Law of Mexico (“COFECE”) are required. Such filing or filings and, to the extent applicable, filings required pursuant to any other laws relating to antitrust or competition regulation, shall have, respectively, expired or been received before the transactions contemplated by the Purchase Agreement may close. Descriptions of the filing process is provided in Item 8 of the Schedule 14D-9. In accordance with the terms of the Purchase Agreement, Playa, Parent and Buyer have agreed to promptly (and consistent with market practice) make all such filings.

Except as required to be filed with COFECE, Parent and Buyer are not currently aware of any other pre-Closing antitrust or competition law filings required in connection with the transactions contemplated by the Purchase Agreement.

Appraisal Rights. Playa’s shareholders are not entitled under Dutch law or otherwise to appraisal or dissenters’ rights in connection with the Offer or the Back-End Transactions.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Back-End Transactions following the purchase of Shares pursuant to the Offer in which Buyer seeks to acquire the remaining Shares not then held by it. Buyer believes that Rule 13e-3 under the Exchange Act will not be applicable to the Back-End Transactions because Buyer was not, at the time the Purchase Agreement was executed, and is not, an affiliate of Playa (for purposes of the Exchange Act); and it is anticipated that the Back-End Transactions will be effected beginning on the Subsequent Closing Date (and within one year following the consummation of the Offer) and it is further anticipated that shareholders will receive the same price per Share as the Offer Consideration in the Back-End Transactions.

Litigation. To the knowledge of Parent and Buyer, as of February 21, 2025, there is no pending litigation against Parent, Buyer or Playa in connection with the Offer or the transactions contemplated by the Purchase Agreement.

18.	Fees and Expenses.

Parent has retained Computershare Trust Company, N.A. and Computershare Inc. to act as the Depositary and Georgeson LLC to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with its respective services.

Neither Parent nor Buyer will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Buyer for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

19.	Miscellaneous.

The Offer is not being disseminated to holders of Shares in any jurisdiction in which the Offer would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, we may, in our discretion, take such action as we deem necessary to make the Offer comply with the laws of any such jurisdiction and disseminate the Offer to Playa shareholders in such jurisdiction in compliance with applicable laws. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Buyer by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Buyer.

No person has been authorized to give any information or to make any representation on behalf of Parent or Buyer not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Parent, Buyer, the Depositary or the Information Agent for the purpose of the Offer.

Parent and Buyer have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments to it. In addition, Playa has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the Playa Board Recommendation and the reasons for the Playa Board Recommendation and furnishing certain additional related information. A copy of these documents, and any amendments to them, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7— “Certain Information Concerning Parent, Buyer and Certain Related Persons”.

SCHEDULE I—INFORMATION RELATING TO PARENT, BUYER AND CERTAIN RELATED ENTITIES

Buyer Entities

Buyer is a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands. Buyer is an indirect wholly-owned subsidiary of Parent. Parent is a publicly traded Delaware corporation.

Directors and Executive Officers of Buyer and Parent

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Buyer and Parent are set forth below.

The following table sets forth information about Buyer’s directors and executive officers as of February 21, 2025. The current business address and business telephone number of each such person is HI Holdings Playa B.V., Herikerbergweg 238, 1101 CM Amsterdam, the Netherlands; +31205755600.

Name	Position at Buyer	Citizenship	Current Principal Occupation or Employment and 5-Year Employment History
Paulus Cornelis Gerhardus van Duuren	Director B	Netherlands	Mr. van Duuren has served as Director B of Buyer since September 2015. He has served as Market Practice Manager of TMF Netherlands B.V. since April 2020.

Monique Bourquin	Director B	Netherlands	Ms. Bourquin has served as Director B of Buyer since December 2022. She has served as Market Practice Manager at TMF Netherlands B.V. since August 2020.

Peter Sears	Director A	United States	Mr. Sears has served as Director A of Buyer since September 2015. He has served as Group President—Americas at Parent since 2014.

The following table sets forth information about Parent’s directors and executive officers as of February 21, 2025. The current business address and business telephone number of each such person is c/o Hyatt Hotels Corporation, 150 North Riverside Plaza, 8th Floor, Chicago, IL 60606; (312) 750-1234.

Name	Position at Parent	Citizenship	Current Principal Occupation or Employment and 5-Year Employment History
Thomas J. Pritzker	Executive Chairman	United States	Mr. Pritzker has been a member of the Board of Directors and Executive Chairman of Parent since August 2004. Mr. Pritzker is Executive Chairman of The Pritzker Organization, LLC.

Mark S. Hoplamazian	President and Chief Executive Officer; Director	United States	Mr. Hoplamazian was appointed to the Board of Directors of Parent in November 2006 and named President and Chief Executive Officer of Parent in December 2006.

Joan Bottarini	Executive Vice President, Chief Financial Officer	United States	Ms. Bottarini has served as Executive Vice President and Chief Financial Officer of Parent since November 2018.

Name	Position at Parent	Citizenship	Current Principal Occupation or Employment and 5-Year Employment History

Javier Águila	Executive Vice President, Group President-EAME	United States	Mr. Águila has served as Executive Vice President, Group President—EAME of Parent since October 2022. Prior to that, Mr. Águila served as Group President, AMResorts Europe and Global Strategy at Apple Leisure Group, which became part of Parent in 2021.

James Chu	Executive Vice President, Chief Growth Officer	United States	Mr. Chu has served as Executive Vice President, Chief Growth Officer of Parent since May 2022, and as Global Head of Development of Parent from 2018 to 2022.

Margaret C. Egan	Executive Vice President, General Counsel and Secretary	United States	Ms. Egan has served as Executive Vice President, General Counsel and Secretary of Parent since January 2018.

Amar Lalvani	Executive Vice President, President & Creative Director, Lifestyle	United States	Mr. Lalvani has served as Executive Vice President, President & Creative Director, Lifestyle of Parent since October 2024. Prior to that, Mr. Lalvani served as Executive Chairman of Standard International, which became part of Parent in 2024.

Malaika L. Meyers	Executive Vice President, Chief Human Resources Officer	United States	Ms. Meyers has served as Executive Vice President, Chief Human Resources Officer of Parent since September 2017.

Pete Sears	Executive Vice President, Group President-Americas	United States	Mr. Sears has served as Executive Vice President, Group President—Americas of Parent since September 2014.

David Udell	Executive Vice President, Group President-Asia Pacific	United States	Mr. Udell has served as Executive Vice President, Group President—Asia Pacific of Parent since July 2014.

Mark R. Vondrasek	Executive Vice President, Chief Commercial Officer	United States	Mr. Vondrasek has served as Executive Vice President and Chief Commercial Officer of Parent since March 2018.

Alessandro Bogliolo	Director	Italy United States	Mr. Bogliolo has been a member of the Board of Directors of Parent since December 2023. He previously served as Chief Executive Officer and Director of Tiffany & Co. from October 2017 to January 2021.

Name	Position at Parent	Citizenship	Current Principal Occupation or Employment and 5-Year Employment History

Susan D. Kronick	Director	United States	Ms. Kronick has been a member of the Board of Directors of Parent since June 2009. Previously, Ms. Kronick served as an Operating Partner at Marvin Traub Associates, a retail business development firm, from 2012 to 2021, and as an advisor from 2021 to 2023.
Jason Pritzker	Director	United States	Mr. Pritzker has been a member of the Board of Directors of Parent since March 2014. Mr. Pritzker has served as a Managing Director since 2018 and he has served as Vice Chairman of The Pritzker Organization, LLC since 2021.

Dion Camp Sanders	Director	United States	Mr. Sanders has been a member of the Board of Directors of Parent since September 2021. Mr. Sanders joined Peloton Interactive, Inc. in January 2019 and currently serves as Chief Emerging Business Officer.

Paul D. Ballew	Director	United States	Mr. Ballew has been a member of the Board of Directors of Parent since March 2017. Mr. Ballew has served as Chief Data and Analytics Officer for the National Football League since September 2021. Mr. Ballew served as Senior Vice President, Data, Insights & Analytics at Loblaw Companies Limited from April 2019 to August 2021.

Cary D. McMillan	Director	United States	Mr. McMillan has been a member of the Board of Directors of Parent since June 2013. Mr. McMillan co-founded True Partners Consulting LLC in 2005 and retired as the Chief Executive Officer in 2020.

Michael A. Rocca	Director	United States	Mr. Rocca has been a member of the Board of Directors of Parent since March 2008. Mr. Rocca served as Senior Vice President and Chief Financial Officer of Mallinckrodt Inc. from 1994 to 2000.

Heidi O’Neill	Director	United States	Ms. O’Neill has been a member of the Board of Directors of Parent since February 2023. Ms. O’Neill joined Nike, Inc. in 1998 and currently serves as President of Consumer, Product, and Brand.

Richard C. Tuttle	Director	United States	Mr. Tuttle has been a member of the Board of Directors of Parent since December 2004. Mr. Tuttle is a founding Principal at Prospect Partners, LLC and has held this position since 1998.

James H. Wooten, Jr.	Director	United States	Mr. Wooten has been a member of the Board of Directors of Parent since June 2011. Mr. Wooten served as the Senior Vice President, General Counsel and Secretary of Illinois Tool Works Inc. from 2006 to 2012.

The Depositary Agent for the Offer is:

If delivering by express mail, courier or other expedited service: Computershare Trust Company, N.A. 150 Royall Street, Suite V Canton, MA 02021	If delivering by first class mail: Computershare Trust Company, N.A. PO Box 43011 Providence, RI 02940-3011

Questions or requests for assistance or additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone numbers and address set forth below. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is

51 West 52nd Street, 6th Floor

New York, NY 10019

Shareholders, Banks and Brokers

Call Toll Free: (866) 828-4304

Call Non-Toll Free: (210) 664-3693

Email: HyattOffer@georgeson.com